As confidentially submitted to the Securities and Exchange Commission on March 18, 2019
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Safe Auto Insurance Group, Inc.
(Exact name of registrant as specified in its charter)

Ohio	6331	31-1400020
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4 Easton Oval
Columbus, Ohio 43219
Telephone: (614) 231-0200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ronald H. Davies
President and Chief Executive Officer
Safe Auto Insurance Group, Inc.
4 Easton Oval
Columbus, Ohio 43219
Telephone: (614) 231-0200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Goldschmidt, Esq. Dwight S. Yoo, Esq. Benjamin K. Marsh, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000	Gary Horowitz, Esq. John C. Ericson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000

Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common Shares, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of common shares that are subject to the underwriters’ option to purchase additional shares. See “Underwriting.”
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted

SUBJECT TO COMPLETION, DATED MARCH 18, 2019
PRELIMINARY PROSPECTUS

Shares

Safe Auto Insurance Group, Inc.
Common Shares

This is the initial public offering of common shares of Safe Auto Insurance Group, Inc.

We are offering              common shares. The selling shareholders identified in this prospectus are offering              common shares. We will not receive the proceeds from the sale of common shares by the selling shareholders.

We currently expect the initial public offering price to be between $     and $     per common share. Prior to this offering, there has been no public market for our common shares. We intend to apply to list our common shares on the Nasdaq Global Select Market (the “Nasdaq”) under the trading symbol “SAIG.”

Investing in our common shares involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act and, as such, are subject to certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

After the completion of this offering, our founders and certain of their immediate family members and trusts for their respective benefits will control a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we expect to be a “controlled company” within the meaning of the Nasdaq rules and to qualify for, and rely on, exemptions from certain corporate governance requirements. See “Management—Controlled Company Exemption.”

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	See “Underwriting” for a description of compensation to be paid to the underwriters.

To the extent that the underwriters sell more than              common shares, the underwriters have the option to purchase up to an additional              common shares from us and the selling shareholders at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of common shares by the selling shareholders upon any such exercise.

The underwriters expect to deliver the common shares against payment in New York, New York on or about                   ,     .

Joint Book-Running Managers

BofA Merrill Lynch	Deutsche Bank Securities

The date of this prospectus is                   ,     .

None of us, the underwriters or the selling shareholders have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. None of us, the underwriters or the selling shareholders take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We and the selling shareholders are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common shares. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including       ,       (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

ABOUT THIS PROSPECTUS

Market and Industry Data

In this prospectus, we present certain market and industry data. This information is based on various third-party sources that we believe to be reliable and certain information is derived from a report commissioned by us and prepared by Research Now ISS. We have not independently verified any third-party information. Forecasts and projections are based on historical market data, other publicly available information, our knowledge of our industry and assumptions based on such information and knowledge. These forecasts and projections have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.”

Trademarks, Service Marks and Trade Names

This prospectus contains various trademarks, service marks and trade names that are our registered trademarks, service marks or trade names, such as “SAFE AUTO INSURANCE,” or trademarks or service marks for which we have pending applications or common law rights. This prospectus also contains trademarks, service marks and trade names of other companies that are the property of their respective holders. We do not intend our use or display of such names or marks to imply relationships with, or endorsements of us by, any other company.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, TM and SM symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common shares. Unless the context otherwise requires, the terms “we,” “us,” “our,’’ “Safe Auto,” and “our Company” refer to Safe Auto Insurance Group, Inc. and its consolidated subsidiaries. References to our “principal insurance subsidiary” are to Safe Auto Insurance Company, an Ohio insurance company. References to “our insurance agency” or “SAGA” are to Safe Auto Group Agency, Inc. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the financial statements and accompanying notes included elsewhere in this prospectus, before you decide to invest in our common shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.”

Company Overview

We are an established and growing direct-to-consumer personal automobile insurance company. We primarily sell liability insurance at states’ minimum financial responsibility limits in order to provide access to affordable personal automobile insurance to consumers who depend on their cars to reach their jobs and take care of their families. Our consumers prioritize flexibility and convenience, are budget-conscious and are generally underserved by the traditional insurance industry. We have developed and refined an approach that enables consumers to access our products anytime and anywhere, provides greater purchase, payment and policy maintenance flexibility, enables efficient claims management and leads to overall customer satisfaction. We provide our customers a convenient self-service platform to manage their policies online and through our mobile application, while offering the ability to cease and resume coverage over a longer reinstatement period relative to our competitors without a burdensome re-application process. Our sophisticated data analytics capabilities enhance our ability to efficiently reach and segment consumers, continually calibrate pricing and policy terms and shorten management decision cycle times in order to rapidly adapt our product offering to evolving market conditions and consumer demand.

We believe we are well-positioned to capitalize on the secular shift in consumer behavior towards shopping online for insurance and purchasing directly from carriers, and have invested significantly in developing our online and mobile capabilities. As a result of this investment, we have experienced strong growth in the number of visitors to our websites, which increased by over 100% between 2013 and 2018, and the number of downloads of our mobile application, which increased by over 250% between 2014 and 2018. During the year ended December 31, 2018, we generated nearly 90% of our quotes online, including approximately 65% on mobile devices, and wrote approximately 55% of our new policies in a fully automated manner through our digital platforms. To complement our online and mobile platforms, we also have 24/7/365 physical and virtual contact centers with licensed insurance professionals to remotely assist our consumers with their specific insurance needs. By implementing a distribution strategy centered on our online and mobile capabilities, we have differentiated ourselves from many personal automobile insurance companies that typically utilize brick and mortar stores as the main point of contact with prospective and existing customers.

In 2012, we hired Ronald H. Davies, our current President and Chief Executive Officer (“CEO”), and implemented a new strategy for our company aimed at reaching a broader universe of consumers while continuing to drive operating profitability. With an expanded management team, we established an organizational structure designed to empower product managers to make rapid marketing and pricing decisions in their respective regions. This initiative, together with building a more data-driven analytical culture, has dramatically shortened management decision cycle times. We also further developed our data and information technology infrastructure, improving data quality and velocity, and built online and mobile capabilities while controlling operating expenses.

With this change in strategy, we have grown our business and generated attractive returns. Our premiums earned grew 11.6% from $338.6 million in the year ended December 31, 2017 to $377.9 million in the year ended December 31, 2018. During the same time period, the overall U.S. automobile insurance market grew    %, according to S&P Global Market Intelligence. For the year ended December 31, 2018, our combined ratio, which is the ratio of losses and expenses to premiums earned, was 95.3%, which compares favorably to the overall U.S. automobile insurance industry average combined ratio of    %, according to S&P Global Market Intelligence. For the year ended December 31, 2018, our return on equity was 10.7% and our adjusted return on equity was 12.7%. We calculate adjusted return on equity as adjusted net income divided by average shareholders’ equity. See “—Summary Historical Financial and Other Data” for a calculation of our adjusted return on equity and for a reconciliation of adjusted net income to net income in accordance with GAAP.

Competitive Strengths

We benefit from the following key competitive strengths:

Expertise in Direct-to-Consumer. We believe we are well-positioned to benefit from the growing demand for click-to-buy personal automobile insurance coverage and have made significant investments to develop a technology-oriented, direct-to-consumer platform that we believe is at the forefront of our industry. Substantially all of our revenues are generated through our direct-to-consumer platform. As consumer adoption of technology has accelerated and required insurers to engage with consumers in the consumer’s preferred media and format, our online presence has proven essential in winning customers, and we believe our direct-to-consumer platform provides us with a significant competitive advantage to support future growth with minimal incremental infrastructure investment.

Deep Understanding of Consumer Base. Over our 26-year history, we have developed a deep understanding of our consumer base. Our customers are budget-conscious and value the flexibility and convenience our automobile insurance products provide, including ease of starting and stopping coverage and the ability to manage their policies through our mobile application. Our consumer base includes, among others, people who depend on their cars to reach their jobs and take care of their families but who are unable to purchase more than minimum limits coverage, as well as singles and families who are starting out or starting over and seniors on fixed incomes. Our experience with and understanding of these consumers have helped us provide the right coverage at appropriate prices, positioning us to be their ideal automobile insurance partner.

Unmatched Focus on Customer Experience. We set ourselves apart by furnishing “three minute quotes” and 24/7/365 online payment and endorsement features, as well as access to contact centers. Our website, www.safeauto.com, offers online quotes and click-to-buy coverage, allowing consumers to understand and access the appropriate insurance coverage for their needs. Our mobile application, developed in 2013 and installed by over 100,000 customers in 2018, allows customers to make payments easily and show proof of insurance on-the-go. In addition, our highly experienced claims staff directly manages the claims process and focuses on efficiently investigating and settling all covered claims promptly and thoroughly.

Strong Brand Recognition. We believe that our brand is an important differentiating factor in reaching our consumers. We continue to invest significantly in brand advertising, marketing our products directly through digital media, television and radio to capture more business through a higher share of total media advertising. We have established a particularly strong presence and brand name in our home market of Ohio, where we had approximately 85% aided brand awareness (or recognition of our company when consumers are given a list of insurance brands) according to a 2017 Brand Awareness survey of our consumer base conducted by Research Now ISS, and our aided brand awareness in our other core markets of Pennsylvania, Kentucky and Indiana ranged from 70-80%, according to the same survey. Over the past 15 years, we have invested over $100 million in media spending in each of Ohio and Pennsylvania, over $40 million in each of Indiana and Kentucky and over $300 million in the other states in which we operate. We believe our brand awareness in those remaining states is growing steadily as a result of our investment in media spending.

Data-Driven Analytical Culture Within an Agile Organizational Structure. Our data-driven culture and analytical capabilities empower employees throughout our organization to act responsively by adjusting pricing, underwriting and media spending in order to adapt quickly to local market conditions. Our senior management team has extensive experience in the insurance industry, averaging nearly 20 years of experience, and has demonstrated an ability to grow and profitably operate personal automobile insurance businesses as part of both public and private companies. Together, we focus on continued improvements in data availability, data velocity and analytical talent to drive business outcomes and accelerate management decision cycles. Our current management team has led a complete rewrite of our data warehouse and analysis systems, has aggressively hired analytic talent and has deployed a number of other key technology initiatives to upgrade our IT platforms. As a result, we are able to analyze a large amount of data to understand the performance of our products for each customer group, which in turn helps us create and refine predictive models to assess appropriate pricing strategies.

Business and Growth Strategies

Our objective is to achieve profitable growth and increase shareholder value through the following key strategies:

Capitalize on Our Direct-to-Consumer Online and Mobile Capabilities. We intend to continue focusing on the direct-to-consumer channel, which benefits from the secular shift in consumer behavior toward shopping online and which has grown its share of the overall market. We believe personal automobile premiums will increasingly be sourced through direct-to-consumer channels, which should benefit mobile and online platforms such as ours. The number of unique visitors to our website increased over 100% from 2013 to 2018. Over the same period, the number of online quotes we provided increased nearly 250%. Online quotes represented over 85% of the total quotes we provided in 2018, up from 60% in 2013. Downloads of our mobile application have also steadily increased, and we had more than triple the downloads in 2018 compared to 2014 following the development of the application in 2013.

Accelerate Our Media Strategy. We regard our ability to run marketing campaigns in national and local media as a core competency. We believe that investing in national, local and digital media is important and effective for increasing brand awareness, particularly as media markets have become nationally focused and multi-format in nature. In 2018, approximately half of our media spending was invested in national media and digital media, a significant increase since 2012, when over 90% of our media spending was invested in local media. Our marketing strategy has resulted in over a 150% increase in our quote volume between 2014 and 2018. By growing and optimizing our spending in national media, we believe we can further increase brand awareness and capture market share.

Expand Our Presence in Existing States. We believe we have a competitive advantage in our existing states, given our strong brand awareness, local media knowledge and deep understanding of consumers. Our objective is to profitably increase our market share in these states by further optimizing media spending, customer segmentation and product pricing. Given our regional scale, established presence and in-force insurance policies, we believe we are well-positioned to grow in our existing states through additional and increasingly targeted media spending without otherwise incurring significant incremental operating costs, thereby enhancing margins and profitability.

Expand into New States. Based on our increased focus on national media, we believe that expansion beyond the 17 states in which we currently issue coverage has become more economically attractive. We intend to proceed prudently with state expansion, given the different legal frameworks and competitive dynamics in each state. While maintaining a selective approach, we have identified and taken measures to enter a limited number of new states, including California, that represent attractive opportunities for expansion, as we believe our direct-to-consumer distribution platform offers an opportunity in these states to increase premiums earned by increasing media spending and leveraging our strong brand awareness.

Continued Focus on Profitability. Over the past 26 years, we have been profitable in all but three years. As we seek to expand, we will continue to focus on profitability by leveraging our data-driven approach to pricing, claims handling and expense management and our ability to react quickly to market conditions. In addition, we intend to continue to invest in technology to drive further automation and operating efficiencies across all of our processes, including underwriting, policy processing, accounting, collections and claims handling.

Capture Additional Revenues. To better serve consumers seeking additional offerings, we have launched a retail agency platform focused on distributing other insurance products underwritten by strategic partners. This platform caters to consumers who are seeking additional insurance offerings, such as rental dwelling insurance, homeowners insurance, motorcycle insurance and commercial automobile insurance. By leveraging our data analytics and consumer insights capabilities, we have also begun to capture additional revenues from selling leads to third parties, and we believe we can grow this revenue stream going forward.

Reclassification of Common Shares

In connection with this offering, we will amend and restate our articles of incorporation to reclassify our outstanding voting common shares and non-voting common shares into a single class of newly-created common shares, each having one vote (the “Reclassification”). The Reclassification is further described under “Description of Capital Stock—Reclassification of Common Shares.”

Risks Associated with Our Business

We are subject to a number of risks and uncertainties that may adversely affect our business, financial condition, results of operations and prospects. Investing in our common shares involves a high degree of risk and you should read carefully the section of this prospectus entitled “Risk Factors” for an explanation of these risks before investing. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common shares and result in a loss of all or a portion of your investment:

•	Negative developments in the personal lines insurance industry may adversely impact us.
•	Intense competition could impair our ability to attract new customers, retain existing customers or successfully enter new markets.
•	We may not succeed in developing and maintaining a brand that is recognized and trusted by consumers.
•	The customer base for our products may expose us to higher levels of customer turnover compared to other personal automobile insurance carriers.
•	Our results may fluctuate as a result of cyclical changes in the personal lines insurance industry and at the macroeconomic level.
•	Our business is concentrated in a limited number of states and regions.
•	Our future success depends on our ability to successfully execute our business plan and implement our growth strategy.
•	We must continue to optimize our web and mobile platforms in order to succeed.
•	We may not price our products accurately.
•	Failure of our information technology and telecommunications systems could disrupt our operations and cause us to lose business.
•	Failure to protect the confidentiality of employee and consumer information or proprietary business information could lead to legal and reputational damage.
•	We are subject to a number of risks relating to the third-party processors and service providers on which we rely to support portions of our business.
•	Our results may fluctuate as a result of cyclical changes in the personal automobile insurance industry.
•	Our losses and loss adjustment expenses could exceed our reserves.
•	We may not be able to retain our management team and key employees or attract and retain quality talent to compete in the marketplace.
•	We and our insurance subsidiaries are subject to comprehensive regulation that may restrict our ability to earn profits.
•	As a holding company, we depend on the results of operations of our subsidiaries to meet our obligations and pay future dividends to us.
•	Our founders control us and the direction of our business and may have interests that differ from those of our other shareholders.
•	We expect to be a “controlled company” within the meaning of the Nasdaq rules and, as a result, would qualify for, and will rely on, exemptions from certain corporate governance requirements that provide protection to the shareholders of companies that are subject to such corporate governance requirements.
•	Our share price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.
•	Provisions in our amended and restated articles of incorporation and amended and restated regulations and Ohio law could discourage, delay or prevent a change in control of our company and may adversely affect the trading price of our common shares.
•	We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

•	We have broad discretion in the use of the net proceeds from the sale of shares by us in this offering and may not use them effectively.

Ownership

Because of our ownership structure, we expect to be a “controlled company” within the meaning of the Nasdaq rules upon consummation of this offering. See “Management—Controlled Company Exception.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and selected financial data and only two years of related disclosure in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;
•	while an emerging growth company, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”);
•	the ability to use an extended transition period for complying with new or revised accounting standards;
•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and this and other registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We intend to take advantage of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards. Our decision to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Shares—We are eligible to be treated as an emerging growth company, as defined in the JOBS Act, and are availing ourselves of the reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors.” Since we expect to continue to be an emerging growth company following this offering, we will not be required to comply with certain disclosure requirements that are applicable to other public companies and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our gross revenues for any fiscal year equal or exceed $1.07 billion (as adjusted for inflation from time to time pursuant to the Securities and Exchange Commission (the “SEC”) rules) or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

Principal Executive Office and Corporate Information

We are incorporated in Ohio, and our principal executive offices are located at 4 Easton Oval, Columbus, Ohio 43219. Our telephone number is (614) 231-0200. Our website address is www.safeauto.com. Information contained on, or that can be accessed through, our website is not and should not be considered as a part of this prospectus.

The Offering

Common shares offered by us
          shares (plus up to an additional           shares at the option of the underwriters).
Common shares offered by the selling shareholders
          shares (plus up to an additional           shares at the option of the underwriters).
Common shares outstanding after giving effect to this offering
          shares (or           shares if the underwriters exercise in full their option to purchase additional common shares).
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $          million (or $          million if the underwriters exercise in full their option to purchase additional common shares).

We intend to use our net proceeds from this offering to support our growth initiatives, increase our advertising spending and invest in our technology, as well as for general corporate purposes, including potential acquisitions of other companies. See “Use of Proceeds.”

We will not receive any proceeds from the sale of common shares offered by the selling shareholders, including from any exercise by the underwriters of their option to purchase additional shares from the selling shareholders.

Dividend policy
Following this offering, we do not anticipate declaring or paying any cash dividends on our common shares for the foreseeable future. The declaration, payment and amount of any future dividends will be subject to the discretion of our board of directors. See “Dividend Policy.”
Risk factors
See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common shares.
Listing
We intend to apply to have our common shares listed on the Nasdaq under the symbol “SAIG.”
Reserved share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to           shares offered by this prospectus for sale to directors, officers and certain other persons associated with us. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. The selling shareholders will not be eligible to participate in the reserved share program.

In this prospectus, except as otherwise indicated, all information:

•	assumes no exercise by the underwriters of their option to purchase up to additional common shares from us or the selling shareholders;
•	assumes the filing and effectiveness of our amended and restated articles of incorporation in Ohio and the effectiveness of our amended and restated regulations, each of which will occur in connection with the consummation of this offering; and
•	gives effect to the completion of the Reclassification.

The number of common shares outstanding after giving effect to this offering excludes:

•	common shares issuable upon exercise of options to purchase shares outstanding as of , at a weighted average exercise price of $ ;
•	common shares subject to restricted stock units (“RSUs”) outstanding as of ;
•	common shares issuable upon exercise of stock appreciation rights (“SARs”) outstanding as of ; and
•	common shares that may be granted under the Safe Auto Insurance Group, Inc. 2019 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). See “Executive and Director Compensation—Omnibus Incentive Plan.”

Summary Historical Financial and Other Data

The following tables set forth our summary statement of operations, balance sheet data and other data for the periods or as of the dates indicated. The summary statements of operations and balance sheet data for the years ended or as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results expected for any future periods.

You should read the following information together with our audited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus, as well as “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2018		2017
	($ in thousands, except share and per share data)
Statement of Operations Data:

Revenues
Premiums earned		$377,940		$338,626
Policy service fee revenues		28,568		27,259
Net investment income		8,892		9,247
Net realized gains on investments		416		2,279
Loss on sale and impairment of property and equipment		(1,103)		(895)
Other income		14,761		18,265
Total revenues		$429,474		$394,781

Expenses
Losses and loss adjustment expenses		$251,734		$234,433
Underwriting, acquisition, insurance and other expenses		151,806		133,702
Interest expense		799		671
Total expenses		404,339		368,806
Income before income taxes		25,135		25,975
Income tax expense		4,983		6,962
Net income		$20,152		$19,013

Basic net income per common share, voting and non-voting		$653.08		$615.29
Diluted net income per common share, voting and non-voting		651.56		615.29

Pro Forma EPS Data(1)
Basic net income per common share, voting and non-voting	$		$
Diluted net income per common share, voting and non-voting

Balance Sheet Data (as of period end)
Total investments		$284,963		$296,496
Total assets		494,437		462,708
Loss and loss adjustment expense reserves		129,488		122,053
Unearned premium reserves		94,031		92,038
Debt and capital lease obligations		13,200		13,222
Total liabilities		310,336		269,954
Total shareholders’ equity		$184,101		$192,754

	Year Ended December 31,
	2018	2017
	($ in thousands, except share and per share data)
Other Financial and Operating Data
Loss ratio(2)	66.6%	69.2%
Expense ratio(3)	28.7%	26.0%
Combined ratio(4)	95.3%	95.2%
Book value per share (basic) (as of period end)(5)	$5,966	$6,238
Book value per share (diluted) (as of period end)(5)	$5,883	$6,238
Adjusted net income(6)	$23,937	$17,124
Adjusted combined ratio(6)	93.9%	94.8%
Return on equity(7)	10.7%	10.3%
Adjusted return on equity(8)	12.7%	9.3%
(1)	Our board of directors declared a dividend to our shareholders totaling $21.6 million on November 26, 2018. The dividend was paid on January 18, 2019. Under applicable SEC guidance, dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividends exceeded earnings during such period. Pro forma earnings per share for 2018 give effect to the sale of the number of shares the proceeds of which would have been necessary to pay the dividend amount that is in excess of earnings during 2018.

For purposes of calculating pro forma earnings per share for 2018 we used the initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover of this prospectus.

The following table presents the computation of pro forma basic and diluted earnings per share:

	Basic				Diluted
($ in thousands, except share and per share data)	Voting Common Shares		Non- voting Common Shares		Voting Common Shares		Non- voting Common Shares
Net income attributable to us		$198		$19,954		$197		$20,227
Weighted average number of common shares outstanding		303		30,554		303		31,045
Shares issued in offering to pay dividends in excess of earnings(a)
Pro forma weighted average shares outstanding
Pro forma earnings per share	$		$		$		$
(a) Calculation of shares issued in offering to pay dividends in excess of earnings:
Dividends declared in last twelve months						$212		$21,379
Net income attributable to us in the last twelve months						197		20,227
Dividends in excess of earnings						15		1,152
Assumed IPO price
Shares issued in the IPO to pay dividends in excess of earnings
(2)	We define loss ratio as the ratio (expressed as a percentage) of losses and loss adjustment expenses (“LAE”) to premiums earned at period end. For more information on our use of this ratio and the other ratios described below, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics.”
(3)	We define expense ratio as the ratio (expressed as a percentage) of underwriting, acquisition, insurance and other expenses, net of policy service fee revenues and other income, to premiums earned at period end.
(4)	We define combined ratio as the sum of the loss ratio and the expense ratio.
(5)	We define book value per share as total shareholders’ equity as of the end of the period divided by the weighted average number of common shares outstanding (basic and diluted) as of the end of the period.
(6)	In addition to our net income and combined ratio determined in accordance with GAAP, we present adjusted net income and adjusted combined ratio in this prospectus to evaluate our performance and the efficiency of our business. We believe that adjusted net income and adjusted combined ratio are important supplemental measures of our performance because:
•	We believe that these measures are frequently used by securities analysts, investors and other interested parties in their evaluation of insurance companies, many of which present these measures when reporting their results;
•	We believe that these measures are helpful in highlighting operating trends, because they exclude the results of factors or decisions that are outside the control of management or that can differ significantly from company to company and from period to period; and

•	Our results may vary significantly from period to period due to unpredictable or unusual events or due to gains or losses that we do not believe reflect our core operating performance, and these items may have a disproportionate effect in a given period, affecting comparability of our results.

Adjusted net income and adjusted combined ratio are not measures of financial performance under GAAP and should not be considered as alternatives to net income, combined ratio or any other performance measure derived in accordance with GAAP. The use of adjusted net income instead of net income and adjusted combined ratio instead of combined ratio have limitations as analytical tools.

Management compensates for these limitations by relying primarily on our GAAP results and by using adjusted net income and adjusted combined ratio as supplements to provide a more complete understanding of the factors and trends affecting our business than GAAP results alone. Because not all companies use identical calculations, our presentation of these measures may not be comparable to other similarly titled measures of other companies, limiting their usefulness as comparative measures.

Adjusted net income represents net income as adjusted for the items presented in the table below. A reconciliation of net income to adjusted net income, which is included in calculating adjusted return on equity, is as follows:

	Year Ended December 31,
	2018	2017
	($ in thousands)
Net income	$20,152	$19,013
Elimination of discontinued distribution channel(a)	(288)	2,167
Net realized gains on investments(b)	(416)	(2,279)
Proceeds from company-owned life insurance(c)	—	(4,000)
Non-cash executive compensation(d)	1,722	2,827
Other executive compensation(e)	3,773	532
Tax effect of adjustments(f)	(1,006)	(1,136)
Adjusted net income	$23,937	$17,124
(a)	Represents the elimination of the impact on our pre-tax income of our independent agency channel business, which began operations in 2015 and ceased operations in 2017.
(b)	Represents the cumulative amount of realized gains and losses resulting from sales of our investment securities as well as changes in the value of our company-owned life insurance (“COLI”) assets. We typically hold our fixed maturity investments until maturity and hold other investments as long-term investments, and we do not typically rely on sales of investments prior to maturity as part of our investment strategy. COLI assets are not part of our core investment activities that provide funds to meet our insurance obligations to customers. While realized investment gains and losses are material to our operations over the long term, the determination to realize investment gains or losses in any period may be subject to management’s discretion and is independent of the insurance underwriting process. We believe that the level of realized investment gains or losses and changes in the value of our COLI assets for any particular period may not fully or accurately indicate the performance of our ongoing underlying business operations in that period. Accordingly, we include an adjustment in our calculation of adjusted net income for realized gains and losses from sales of investments and changes in COLI assets.
(c)	Represents benefits from COLI policies taken out by us relating to certain of our executive and former executive employees received upon the death of the insured executive.
(d)	Represents non-cash share-based compensation expense for awards issued under our non-qualified compensatory share compensation plan and other non-cash executive long-term incentive compensation expense accruals. For more information about our long-term incentive compensation program, see “Executive and Director Compensation” and Note 1 to our consolidated financial statements included elsewhere in this prospectus.
(e)	Represents other executive compensation expense recognized and paid, including expenses related to the termination of our 2006 Incentive Equity Plan in 2014, certain cash bonuses paid to our CEO, and certain cash bonuses paid to holders of options issued under our current share option plan.
(f)	Represents the accumulated tax impact from the above adjustments. The federal statutory rate enacted for the applicable year was applied to all adjustments with the exception of the proceeds from COLI, which are not taxed for federal income tax purposes.

Adjusted combined ratio represents the combined ratio as adjusted for the items presented in the table below. A reconciliation of adjusted combined ratio to combined ratio is as follows:

	Year Ended December 31,
	2018	2017
Combined ratio	95.3%	95.2%
Elimination of discontinued distribution channel(a)	0.1%	(0.6)%
Proceeds from company-owned life insurance(b)	0.0%	1.2%
Non-cash executive compensation(c)	(0.5)%	(0.8)%
Other executive compensation(d)	(1.0)%	(0.2)%
Adjusted combined ratio	93.9%	94.8%
(a)	Represents the elimination of the impact on our combined ratio of our independent agency channel business, which began operations in 2015 and ceased operations in 2017.

(b)	Represents benefits from COLI policies taken out by us relating to certain of our executive and former executive employees received upon the death of the insured executive.
(c)	Represents non-cash share-based compensation expense for awards issued under our non-qualified compensatory share compensation plan and other non-cash executive long-term incentive compensation expense accruals. For more information about our long-term incentive compensation program, see “Executive and Director Compensation” and Note 1 to our consolidated financial statements included elsewhere in this prospectus.
(d)	Represents other executive compensation expense recognized and paid, including expenses related to the termination of our 2006 Incentive Equity Plan in 2014, certain cash bonuses paid to our CEO, and certain cash bonuses paid to holders of options issued under our current share option plan.
(7)	We define return on equity as net income as a percentage of the average of beginning and ending shareholders’ equity during the period.
(8)	We define adjusted return on equity as adjusted net income as a percentage of the average of beginning and ending shareholders’ equity during the period.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including our consolidated financial statements and accompanying notes included elsewhere in this prospectus, before deciding to invest in our common shares. The risks and uncertainties below are not the only ones facing us. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition, results of operations or cash flow could suffer, possibly materially. In that event, the market price of our common shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Negative developments affecting the personal lines insurance industry could materially adversely affect our business, financial condition or results of operations.

Substantially all of our revenues to date have been generated from sales of personal lines insurance policies, specifically personal automobile insurance policies. Because we are concentrated in this area, negative developments in the market for personal automobile insurance, whether related to social, economic, competitive or regulatory conditions, could reduce demand for our products and have a more pronounced effect on us as compared to more diversified companies and could thereby negatively affect our results of operations. Such negative developments could include changes in regulations, innovations in the automobile space, such as driverless cars, potentially disruptive emerging business models in the automobile usage and insurance space, including transportation network companies and usage-based insurance, new competitors entering the market or increased competition from existing providers and economic downturns.

Intense competition could impair our ability to attract new customers, retain existing customers or successfully enter new markets.

The personal automobile insurance business is highly competitive, with a wide range of insurers seeking a share of the market. We compete with insurers that sell personal automobile insurance policies through various outlets, including independent agencies, as well as insurers that, like us, predominately sell such policies directly to their customers. Therefore, we believe that our competition comes not only from large national companies, but also from smaller specialty insurers and independent agents that operate in a specific region or single state in which we also operate. We compete primarily on the basis of price, product distribution, reputation and brand recognition, financial strength, coverage, payment terms and speed of claims payments and customer service. Many of our competitors are significantly larger companies, have more capital, greater resources and more advanced technology systems and processes than we have, offer a broader range of products at lower prices, have greater market recognition than we do and sell their products through widespread agency networks enabling them to access a larger range of customers, all of which may impair our ability to attract new customers and retain existing customers or enter new markets in which our competitors already have an established presence and adversely affect our profitability. In recent years, the insurance industry has undergone increasing consolidation, which may further intensify competition. See “Business—Competition.”

Similar to other industries, the insurance industry is undergoing rapid and significant technological and other change. Traditional insurance industry participants, technology companies, “InsurTech” start-up companies (the number of which has increased significantly in recent years) and others are focused on using technology and innovation to alter business models and cause other potentially disruptive changes in the insurance industry. If we do not keep pace with and adapt to technological and other changes impacting the insurance industry, it could harm our ability to compete, decrease the value of our products to insureds and agents, and materially adversely affect our business.

We must continue to develop and maintain a brand that is recognized and trusted by consumers in order to succeed.

Because insurance products are intangible, it is critical to our business that consumers recognize and trust our brand. We undertake distinctive advertising and marketing campaigns and other efforts to improve brand recognition, enhance consumers’ perceptions of us, generate new business and increase the retention of our current customers. We believe that increasing our spending and improving the effectiveness of our advertising and marketing campaigns relative to those of our competitors is particularly important given the significance of brand and reputation in the automobile insurance marketplace and the continuing high level of advertising and marketing efforts and related expenditures within the market. We have undertaken and will continue to undertake significant investments in our advertising and marketing campaigns, particularly as we seek to enter new markets. If our campaigns are unsuccessful or are less effective than those of competitors, it may be difficult for us to maintain and grow our consumer base, which could materially adversely affect our business, financial condition or results of operations. Even if our campaigns are successful, if we are unable to provide competitive levels of price, service and support to our customers or respond to evolving changes in the industry, our brand may be negatively perceived by consumers or otherwise be adversely affected.

The customer base for our products may expose us to higher levels of customer turnover compared to other personal automobile insurance carriers.

We principally sell our products to budget-conscious, often financially-constrained individuals seeking a low-cost solution for complying with state automobile insurance requirements. Our customers may have lower average income or assets and less stable employment than many other automobile insureds and may be more significantly affected by economic downturns than other automobile insureds. As a result, we may experience higher levels of customer turnover than other automobile insurance carriers. These factors may be exacerbated in an economic downturn, during which our customer base may be more vulnerable to increases in the unemployment rate. While we expect a certain level of customer turnover in any given economic environment, higher than expected customer turnover could result in increased costs and decreased revenues and thereby adversely affect our business, financial condition or results of operations.

Our results may fluctuate as a result of cyclical changes in the personal lines insurance industry and at the macroeconomic level.

The personal lines insurance industry historically is cyclical in nature, which has in the past and may in the future cause fluctuations in our results of operations. For instance, adverse economic conditions may disproportionately impact our customers, and many may choose to reduce their coverage or go uninsured during a weak economy, reducing demand for the policies we offer. Moreover, weak economic conditions could reduce demand for other insurance products that we sell or may in the future sell or other business activities that we may undertake as we grow our business. Conversely, favorable economic conditions or periods of lower gas prices may correlate with an increase in miles driven and an increase in claim frequency, which can negatively impact our profitability. In addition, employment rates, the rate of sales of used vehicles, consumer confidence, increased competition and other factors affect our customers’ automobile insurance purchasing habits. The personal automobile insurance business alternates between hard and soft market conditions. A hard market is generally characterized by carriers raising premiums, reducing products, tightening contractual terms and restricting their underwriting capacity. A soft market is generally characterized by carriers lowering premiums, expanding products or loosening contractual terms and expanding underwriting capacity. Hard or soft markets may arise at the national, state or local level or be specific to the personal automobile insurance line or the insurance industry generally. We cannot predict the timing or duration of changes in the market cycle. These cyclical patterns may cause our revenues and profitability to fluctuate.

Our business is concentrated in a limited number of states and regions.

While we are licensed to underwrite insurance in 20 states, we generate a significant portion of our revenues from a small number of these states. The percentage of our premiums earned that relate to policies issued to customers in Ohio, Pennsylvania, Kentucky, Indiana and Georgia was 20.0% ($75.6 million), 15.3% ($57.6 million), 13.0% ($49.2 million), 9.5% ($35.9 million) and 8.2% ($31.0 million), respectively, for the year ended December 31, 2018. The concentration of our operations in these markets exposes us to greater risks than if our operations were more geographically diverse. As a result, negative developments in the prevailing regulatory, legal, economic, demographic, competitive and other conditions in these states, or the Midwest or Mid-Atlantic regions, generally, could materially adversely affect our business, financial condition or results of operations.

If we are unable to optimize our web and mobile platforms, our business, financial condition or results of operations may be adversely affected.

Over 85% of our insurance quotes were initiated online, and 55% of our new policies were written online with no human touch points on our part during the year ended December 31, 2018. Our brand, reputation and ability to attract consumers therefore depend to a high degree on the reliable performance of our technology infrastructure and content delivery, particularly given our strategic focus on providing fast quotes to customers and flexibility in managing their polices. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be prolonged and harmful to our business. For example, if our website or mobile application is unavailable when users attempt to access it, or if either does not load as quickly as expected, users may not return as often in the future, or at all.

Additionally, the number of people who access the internet through mobile devices, including mobile phones, smartphones and handheld computers such as notebooks and tablets, has increased dramatically in past years. The smaller screen size, functionality and memory associated with these alternative devices may make the use of our websites and purchasing our products more difficult. The versions of our websites developed for these devices may not be compelling to consumers. In addition, it is time consuming and costly to keep pace with rapidly evolving technology and consumer preferences.

Our consumer base is highly mobile centric, and the success of our business depends on our ability to maintain and enhance our mobile application. We launched our mobile application at the end of 2013 and have periodically updated it to account for advances in technology. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such applications. If we are unable to attract consumers to our products through these devices or are slow to develop a version of our website or mobile application that is more compatible with alternative devices or a mobile platform, we may fail to capture a significant share of consumers using these devices or applications, which could adversely affect our business, financial condition or results of operations.

We may not price our products accurately.

Our business, financial condition and results of operations depend on our ability to price and set premium rates to adequately account for risks of loss. Pricing adequacy is necessary to generate sufficient premiums to exceed losses and LAE and to earn a profit.

Pricing our insurance products involves the acquisition and analysis of historical accident and loss data, and the projection of future accident trends, loss costs, expenses, and inflation trends, among other factors, in many different markets. As a result, our ability to price accurately is subject to a number of risks and uncertainties, including, without limitation:

•	our ability to conduct a complete and accurate analysis of available data;
•	the availability and accuracy of sufficient reliable data from third parties;
•	our ability to predict changes in certain operating expenses with reasonable accuracy;
•	the successful and uninterrupted functioning of our data warehouse and information technology;
•	our ability to predict policyholder retention accurately, particularly given direct acquisition economics, the cyclicality of our business and the sensitivity of many of our consumers to changes in economic conditions;
•	our ability to identify and respond to evolving customer trends on a timely basis;
•	the uncertainties that inherently characterize estimates and assumptions;
•	our ability to timely recognize changes in trends and to predict both the severity and frequency of future losses with reasonable accuracy, specifically, the costs of automobile repair parts and labor and medical costs;
•	the development, selection, and application of appropriate rating formulae or other pricing methodologies;
•	our ability to develop new or enhance existing pricing strategies, and the success of those efforts;
•	our ability to implement rate changes and obtain any related required regulatory approvals on a timely basis;
•	unanticipated legislative, regulatory or judicial actions;

•	the occurrence and severity of catastrophic events, such as hurricanes, hail storms, other severe weather, and terrorist events;
•	our understanding of the impact of ongoing changes in our claim settlement practices;
•	our ability to respond to new advancements in automobile features, technologies and systems; and
•	changing driving patterns.

Our inability to adequately or accurately account for these risks and uncertainties may result in our pricing being based on inadequate or inaccurate data or inappropriate analyses, assumptions or methodologies and may cause us to estimate incorrectly future changes in the frequency or severity of claims. Consequently, we could underprice risks, which would negatively affect our profit margins, or we could price risks higher than our competitors do, which could reduce our sales volume and competitiveness. In either event, these pricing risks may adversely affect our business, financial condition or results of operations. In addition, underpricing insurance policies over time could erode the surplus of our insurance subsidiaries, constraining the ability of insurance subsidiaries to write new business and dividend funds to us.

Failure of our information technology and telecommunications systems or exposure to cyber-attacks or other security breaches could disrupt our operations and cause us to lose business.

Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems. Among other things, we rely on these systems to support our direct marketing operations, process new and renewal business, provide customer service, make claims payments, facilitate collections and cancellations and handle other policy administration processes, such as adjusting claims, quoting and printing, and billing and mailing policies, endorsements and renewal notices. These systems also enable us to analyze and refine our pricing and optimize our customer acquisition efforts, perform actuarial and other modeling analyses and perform other functions necessary for operating our business, including financial reporting, budgeting and forecasting. Our information systems may be vulnerable to physical or cyber-attacks, computer viruses or other computer-related attacks, programming errors and similar disruptive problems. In some cases, such physical and electronic break-ins, cyber-attacks or other security breaches may not be immediately detected. In addition, we could experience a failure of one or more of these systems, our employees or third-party vendors could fail to monitor and implement enhancements or other modifications to a system in a timely and effective manner, or our employees or third-party vendors could fail to complete all necessary data reconciliation or other conversion controls when implementing a new software system or implementing modifications to an existing system. Some of our systems may include or rely on third-party systems not located on our premises or under our control.

We maintain some redundant systems or facilities for our information technology systems to help maintain functionality and reduce the risk of significant disruptions of our operations. However, at this time, our information technology systems are not fully redundant. Events such as natural catastrophes, terrorist attacks, industrial accidents, ransomware attacks or computer viruses may cause our systems to fail or be inaccessible for extended periods of time. While we have implemented business contingency plans and other reasonable plans to protect our systems, sustained or repeated system failures or service denials could severely limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or otherwise operate in the ordinary course of business. Although we currently maintain cyber insurance, recoveries under the insurance coverage that we currently maintain or may obtain in the future may not completely offset lost revenues or increased costs resulting from a disruption of our operations.

Failure to protect the confidentiality of employee and consumer information or proprietary business information could lead to legal and reputational damage and materially adversely affect our business, financial condition or results of operations.

Our operations depend on the reliable and secure collection, processing, storage, disclosure, disposal, transmission and use of confidential employee and consumer information, including credit card numbers and financial data, along with other proprietary data and information in our computer systems and networks. In addition, we and certain third-party vendors routinely transmit and receive personal, confidential and proprietary data and information by electronic means and are subject to numerous data privacy laws and regulations enacted in the jurisdictions in which we do business. These systems may fail to operate properly or become disabled as a result of events or circumstances wholly or partly beyond our control.

Despite our implementation of a variety of security measures, we are increasingly exposed to the risk that our computer systems or the computer systems of our third-party vendors could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. It is possible that an employee, contractor or representative could, intentionally or unintentionally, disclose or misappropriate personally identifiable information or other confidential information. The risk of hacking and cyber-attacks has increased, as has the sophistication of such attacks, including ransomware and email phishing schemes targeting employees to disclose or provide access to their credentials. Additionally, our employees, contractors and third-party vendors may use portable computers or mobile devices which may contain similar information to that in our information systems, and these devices can be lost, stolen or damaged, resulting in data breaches or unauthorized access. Any compromise of the security of our or our third-party vendors’ information systems, through cyber-attacks or for any other reason that results in inappropriate disclosure of personally identifiable information, could result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, the loss of customers or affiliated advisors, reputational harm or other damage to our business. In addition, the trend toward general public notification of such incidents could increase the harm to our business and reputation if attempted security breaches become public knowledge.

In some cases, we may be unaware of emerging threats and the magnitude of their effects, or we may not immediately detect a cyber incident, which could increase our exposure. These risks may increase in the future as we continue to expand internet and mobile strategies, develop additional remote connectivity solutions to serve our employees and customers, and continue to build and maintain our information technology and telecommunications systems.

If our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or if our sites are not accessible or treated disadvantageously by internet service providers, our business may be substantially harmed.

If email providers or internet service providers implement new or more restrictive email or content delivery or accessibility policies, including with respect to net neutrality, it may become more difficult to deliver emails to consumers or for consumers to access our websites and services. For example, certain email providers may categorize our emails as “promotional,” and these emails may be directed to an alternate, and less readily accessible, section of a consumer’s inbox. If email providers materially limit or halt the delivery of our emails, or if we fail to deliver emails to consumers in a manner compatible with email providers’ email handling or authentication technologies, our ability to contact consumers through email could be significantly restricted. In addition, if we are placed on “spam” lists or lists of entities that have been involved in sending unwanted, unsolicited emails, our results of operations and financial condition could be substantially harmed. Further, if internet service providers prioritize or provide superior access to our competitors’ content, it may adversely affect our business, financial condition or results of operations.

We are subject to a number of risks relating to the third-party processors and service providers on which we rely to support portions of our business.

We outsource certain portions of our operations to third parties. A number of our critical business functions are performed by third-party vendors. For example, we rely on a third-party vendor to provide payment processing services for certain payment methods, including credit and debit cards. Most of our agreements with third-party vendors are terminable on little or no notice. If any third-party vendor we rely on terminates or fails to perform its obligations under its agreement with us or otherwise becomes unwilling or unable to provide services to us, we may be unable to find a suitable replacement in a timely manner, which could disrupt our business. Even if we found a suitable replacement, we may face higher costs for these services.

Additionally, payment processors are subject to payment card association operating rules, certification requirements, rules governing electronic funds transfers and payment card industry security standards. Failing to comply with those standards may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors. Further, there is no guarantee that compliance with such rules and standards will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, card holders and transactions. If our third-party payment processor fails to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, financial condition or results of operations.

Market fluctuations and changes in interest rates can have significant and negative effects on our investment portfolio.

Like many insurance companies, we invest our reserves and surplus in various securities and investment products, and the income we generate from these investments is an important part of our earnings. Our results of operations depend in part on the performance of our invested assets. As of December 31, 2018, our total investments and cash and cash equivalents were $346.4 million, and approximately 63% of our investment portfolio (by book value) and cash and cash equivalents was invested in fixed maturity securities, approximately 10% in equity securities, approximately 9% in alternative investments in limited partnerships (“LPs”) and limited liability companies (“LLCs”) and approximately 18% in cash and cash equivalents. However, these percentages have varied in the past and will likely continue to vary in the future. Our investments are subject to general economic conditions and market risks as well as risks inherent to particular securities. For example, certain risks are inherent in connection with fixed maturity securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. An increase in interest rates lowers prices on outstanding fixed maturity securities, and any sales of those investments we make during a period of increasing interest rates may result in losses. Conversely, a decrease in interest rates may lower the investment income we earn on future investments in fixed maturity securities. We also invest in marketable equity securities. These securities are carried on our balance sheet at fair market value and are subject to potential losses and declines in market value. Additionally, our alternative investments in LPs and LLCs are relatively illiquid. The reported values of our relatively illiquid types of investments are based on subjective factors and may not necessarily reflect the current market price for the asset even though these assets are frequently marked to market. If we require significant amounts of cash on short notice in excess of our normal cash requirements, we may have difficulty selling these investments in a timely manner or may be forced to sell them for an amount less than we would otherwise have been able to realize, which could adversely affect our business, financial condition or results of operations.

The value of our overall investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturities may also have a significant negative effect on the market valuation of such securities.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Additionally, we could be forced to sell investments during periods of adverse market conditions to meet our liquidity requirements. We seek to manage the duration of our investment portfolio based on the duration of our loss and loss adjustment expense reserves (“LAE reserves”) to ensure sufficient liquidity to pay policyholder claims and avoid having to liquidate investments to fund claims. Risks such as inadequate loss and LAE reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all.

Changes in the transportation industry and automobile technology could materially and adversely affect our business, financial condition or results of operations.

In recent years, the transportation industry has experienced rapid changes in technology and consumer demands. Developments such as car-sharing services, ride-sharing applications, including those from transportation network companies, such as Uber Technologies, Inc. and Lyft, Inc., driverless cars and increased availability and usage of public transportation could impact consumer demand for the purchase of automobiles. A reduction in the number of automobiles purchased by consumers could lead to reduced demand for our personal automobile insurance and increased competition within our industry. If we are unable to anticipate and respond to these developments in the transportation industry, it could have a materially adverse effect on our business, financial condition or results of operations.

Our losses and loss adjustment expenses could exceed our reserves.

We record reserve liabilities for the estimated future payment of losses and LAE for both reported and unreported claims. The establishment of appropriate reserves is an inherently uncertain process, involving statistical projections of what we expect to be the cost of the ultimate settlement and administration of claims based on historical claims information, estimates of future trends in claims and other variable factors such as inflation. Past experience, adjusted for the effects of current developments and anticipated trends, may not be sufficiently predictive of future events and actual results may deviate from our reserve estimates due to a number of factors, such as:

•	the time it may take once a claim is received to fully appreciate the extent of the covered losses suffered by the insured, causing estimates of loss associated with specific claims to increase over time;
•	new theories of liability that may be enforced retroactively from time to time by courts or modifications to contract terms or other policy conditions imposed by courts; and
•	increasing frequency of claims, which could cause us to incur greater claims handling costs regardless of whether we ultimately have any liability for those claims.

Due to the inherent uncertainty in estimating reserves, it has been necessary in the past, and likely will be necessary in the future, to revise estimated liabilities as reflected in our loss and LAE reserves. The amount of any such increase or decrease in loss and LAE reserves is recognized in earnings. Such adjustments to our reserves have materially adversely affected our net income in the past and could have a material impact in future periods. While we use a number of analytical reserve development techniques to project future loss development, reserves have been and may be significantly affected by routine changes in claims organization structures, loss cost trends or loss development factors that were relied on in setting the reserves.

Our future success depends on our ability to successfully execute our business plan and implement our growth strategy.

Our future revenues depend on our ability to successfully execute our existing plan and our growth strategy. We may not be successful in doing so, and even if we are, we may not realize, in full or in part, the anticipated benefits we expect to achieve from operation and growth plans. We intend to grow our business in the future by continuing to enhance our direct-to-consumer channel, by entering new states and regions, investing in technology, data analytics capabilities and advertising and exploring additional products or revenue streams. However, we may not be able to achieve the levels of growth we have experienced in recent periods. Although we intend to expand into additional states, we may determine for business, strategic or regulatory reasons that it is no longer in our interest to do so, or we may not be successful in doing so. Our success depends on our deep understanding of our industry and our markets. In order to grow our business, we will need to develop a similar understanding of those new markets and offerings and the associated business and regulatory challenges. In addition, we may not be able to meet our capital needs, expand our IT or other systems effectively, allocate our human resources optimally, identify qualified employees or incorporate effectively the components of any businesses or assets we may acquire in our efforts to achieve growth. Failure to achieve our business objectives or to manage our business effectively could materially adversely affect our business, financial condition or results of operations.

We may not be able to retain our management team and key employees or attract and retain quality talent to compete in the marketplace.

Our future success will depend in part on the continued service of our management team and key employees as well as our ability to attract, develop, motivate and retain experienced personnel who are knowledgeable about our business. We have a particular need to attract and retain highly-skilled technology professionals and we may face challenges in doing so. The pool of talent from which we actively recruit is limited and may fluctuate based on market dynamics specific to our industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for us to retain and recruit key personnel and maintain labor costs at desired levels. Only our President and CEO has an employment agreement with us and is subject to a non-compete agreement. Should any of our key executives terminate their employment with us, or if we are unable to retain and attract talented personnel, we may be unable to maintain our current competitive position in the specialized markets in which we operate and may be prevented from fully implementing our business strategy, which could negatively affect our ability to grow our business and operate efficiently and profitably. See “Management—Directors and Executive Officers.”

We depend on search engines and other online advertising sources to attract consumers to our website.

Our success depends on our ability to attract online consumers to our website and convert their visits into quote requests in a cost-effective manner. We depend, in part, on search engines, display advertising, social media, email, content-based online advertising and other online sources for our website traffic. We are included in search results as a result of paid search listings, where we purchase specific search terms that result in the inclusion of our advertisements, and, separately, organic searches that depend on the content on our sites.

Search engines, social media platforms and other online sources often revise their algorithms, introduce new advertising products and modify existing products or services. If one or more of the search engines or other online sources on which we rely for website traffic were to modify their general methodology for how they display our advertisements, resulting in fewer consumers clicking through to our website, our business could suffer. In addition, if our online display advertisements are no longer effective or are not able to reach certain consumers due to consumers’ use of ad-blocking software, our business could suffer.

In addition, if one or more of the search engines or other online sources on which we rely for purchased listings modifies or terminates its relationship with us, our revenues could drop or our expenses could rise, we could lose consumers and traffic to our website could decrease, any of which could materially adversely affect our business, financial condition or results of operations.

Changes in the regulation of conducting business online or through mobile devices could adversely affect our business.

Laws, rules and regulations governing internet communications, advertising and e-commerce are dynamic, and the nature and extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, marketing and advertising, user privacy and data security, search engines and internet tracking technologies. In addition, changes in laws or regulations that adversely affect the growth, popularity or use of the internet, including potentially the recent repeal in the United States of net neutrality, could decrease the demand for our offerings and increase our cost of doing business. Future taxation on the use of the internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could hinder growth in or adversely affect the use of the internet generally, including the viability of internet e-commerce, which could reduce our revenues, increase our operating expenses and expose us to significant liabilities. In addition, regulations may be imposed from time to time that may require us to make our website compliant with applicable laws and regulations, including those related to website accessibility.

Federal, state and international laws regulating consumer privacy impose certain obligations on marketers, which could reduce our ability to expand our business.

We make telephone calls and send emails to consumers who request insurance quotes through our website. The United States regulates marketing by telephone and email. The Telephone Consumer Protection Act (the “TCPA”) prohibits companies from making telemarketing calls to numbers listed in the Federal Do-Not-Call Registry, prohibits telemarketing calls to mobile phone numbers using automatic telephone dialing systems (“autodialers”) without appropriate consent and imposes other obligations and limitations on making phone calls and sending text messages to consumers. Furthermore, the Controlling the Assault of Non-Solicited Pornography And Marketing Act regulates commercial email messages and specifies penalties for the transmission of commercial email messages that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from senders. Additionally, certain states, including California, have recently enacted stringent new regulations requiring companies to implement and maintain security procedures and practices to protect personal data, and other states may enact similar privacy laws in the future. We and the third-party insurers we promote through our insurance agency need to comply with such laws and any associated rules and regulations. Additional or modified laws and regulations, or interpretations of existing, modified or new laws, regulations and rules, could prohibit or increase the cost of engaging with consumers and impair our ability to expand the use of our products to more users. Failure to comply with obligations and restrictions related to telephone, text message and email marketing could subject us to lawsuits, fines, statutory damages, consent decrees, injunctions, adverse publicity and other losses that could harm our business. In fact, over the past several years there has been a sustained increase in litigation alleging violations of the TCPA, which has increased the exposure of companies that operate telephone and text messaging campaigns to class action litigation. In addition, in recent years, as a result of rulings by the Federal Communications Commission and courts, there has been significant uncertainty as to what type of equipment may qualify as an autodialer so as to trigger certain TCPA restrictions and requirements, as well as other issues relating to potential TCPA liability. If we or the insurers that we promote through our insurance agency become subject to such litigation, it could result in substantial costs to us and materially adversely affect our business.

We and our insurance subsidiaries are subject to comprehensive regulation that may restrict our ability to earn profits.

We are subject to comprehensive regulation by governmental agencies in Ohio where our insurance subsidiaries are domiciled and in those states where we conduct business. Certain states impose restrictions or require prior regulatory approval of certain corporate actions, which may adversely affect our ability to operate, innovate, obtain necessary rate and forms adjustments in a timely manner or grow our business profitably. These laws and regulations provide safeguards for policy owners and are not intended to protect the interests of shareholders. Our ability to comply with these laws and regulations, and to obtain necessary regulatory approval in a timely manner, is and will continue to be critical to our success.

Required Licensing. We operate under licenses issued by various state insurance authorities. Such licenses are issued only after we file an appropriate application and satisfy prescribed criteria. We must obtain the appropriate new license before we can expand into a new state. If a regulatory authority denies or delays granting such new license, our ability to enter that market quickly can be substantially impaired or precluded completely.

Transactions Between Insurance Companies and Their Affiliates. We operate as an insurance holding company. Transactions between our insurance subsidiaries and other members of our holding company system generally must be disclosed to the applicable state regulators, and prior approval of the applicable regulator generally is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently. Transactions subject to these requirements include sale, investment, loan, guarantee and reinsurance transactions and management agreements, service agreements, expense sharing arrangements and other contracts providing for the rendering of services on a regular, systematic basis.

Regulation of Insurance Rates and Approval of Policy Forms. The insurance laws of most states in which our insurance subsidiaries operate require insurance companies to file insurance rate documents and policy forms for review and approval for use in that state. State insurance regulators have broad discretion in judging whether our rates are adequate, not excessive, not unfairly discriminatory and meet other criteria. The speed at which we can change our rates in response to market conditions or increasing costs depends, in part, on the method by which the applicable state’s rating laws are administered. If, as permitted in some states, we begin using new rates before they are approved, we may be required to issue refunds or credits to our policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable state regulator. While we have occasionally modified our rate changes from the amount initially requested, we have rarely been denied rate changes and have not been required to issue refunds. In some states, there has been political pressure in past years to reduce premium rates for automobile insurance or to limit how often an insurer may request increases for such rates. In states where such pressure is applied, our ability to respond to market developments or increased costs in that state may be adversely affected.

Rate Rollbacks. Legislation imposing reductions in the premiums that we charge may affect our ability to price our insurance products at levels we deem adequate. In the past, certain states have adopted such legislation, known as “rollback legislation.” If any of the states in which we operate were to adopt such legislation, it may materially and adversely affect our business, financial condition or results of operations.

Regulation of Policy Service Fees. States may also review fees charged by insurance companies to cover certain operating expenses of the insurance company. Our policy service fee revenues provide revenues in addition to the direct premiums we collect. These fees include installment billing fees, cancellation fees and reinstatement fees. Changes in insurance regulation that restrict our ability to charge these fees could reduce our revenues.

Investment Restrictions. Our insurance subsidiaries are subject to state laws and regulations that require diversification of our investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. If a non-conforming asset is treated as a non-admitted asset, it would lower the surplus of our insurance subsidiaries and, thus, their ability to write additional premiums and pay dividends. In some states, there has been recent political pressure for insurance companies to divest their carbon-based investments, which may adversely affect the investment portfolio returns of our insurance subsidiaries.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer’s ability to exit a market. For example, certain states limit an automobile insurer’s ability to cancel or not renew policies, and others may enact moratoria prohibiting the termination, cancellation or nonrenewal of policies, such as during severe weather conditions and other catastrophes. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. In some states, this applies to significant reductions in the amount of insurance written, not just to a complete withdrawal. These laws and regulations could limit our ability to exit or reduce our writings in unprofitable markets or discontinue unprofitable products in the future.

Restrictions on Risk-Based Capital. The National Association of Insurance Commissioners (the “NAIC”) has adopted a system to test the adequacy of statutory capital of insurance companies, known as “risk-based capital.” This system establishes the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies property and casualty insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net premiums written. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct our business.

Restrictions on the Transmission and Use of Consumer Information. The transmission and use of consumer information is increasingly subject to legislation and regulation in the United States. Through our retail agency services, we provide consumer information to other insurance providers as an agent (whereby we are paid a commission) and as a referral (whereby we are paid a fee for referring customers, known as a lead referral). In addition, a portion of the policies underwritten by our primary insurance subsidiary come from referrals that we purchase from third parties, known as a lead purchase. These activities involve the transmission of consumer information. Legal or regulatory changes could increase our cost or impair our ability to transmit and use consumer information, which would adversely affect our lead and referral business. For further discussion, see “—Failure to protect the confidentiality of employee and consumer information or proprietary business information could lead to legal and reputational damage and materially adversely affect our business, financial condition or results of operations.”

Other Regulations. We must also comply with regulations involving, among other things:

•	the acquisition or disposition of an insurance company or of any company controlling an insurance company;
•	the involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges; and
•	periodic financial and market conduct examinations performed by state insurance department examiners.

Compliance with laws and regulations addressing these and other issues often results in increased administrative costs. In addition, these laws and regulations may limit our ability to price risks adequately, prevent us from obtaining timely rate increases necessary to cover increased costs and restrict our ability to discontinue unprofitable relationships or exit unprofitable markets. These results, in turn, may adversely affect our profitability or our ability or desire to grow our business in certain jurisdictions. Failure to comply with these laws and regulations may also result in actions by regulators, fines and penalties and, in extreme cases, revocation of our ability to do business in that jurisdiction. In addition, we may face individual and class action lawsuits by our insureds and other parties for alleged violations of certain of these laws or regulations. See “Business—Regulation” and “Business—Legal Proceedings.”

We may become subject to additional government or market regulation, which may materially and adversely affect our business, financial condition or results of operations.

Our business could be adversely affected by changes in state laws, including those relating to asset and reserve valuation requirements, surplus requirements, limitations on investments and dividends, enterprise risk and risk-based capital requirements and, at the federal level, laws and regulations that may affect certain aspects of the insurance industry, including proposals for preemptive federal regulation. The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) established the Federal Insurance Office (the “FIO”) and vested the FIO with the authority to monitor all aspects of the insurance sector and to recommend to the Financial Stability Oversight Council the designation of an insurer as “systemically significant” and therefore subject to regulation by the Federal Reserve as a bank holding company. The current administration has begun to modify various aspects of the Dodd-Frank Act, which creates substantial uncertainty and unpredictability as to whether the FIO will be impacted by regulatory or legislative changes, and whether any adopted regulatory or legislative changes could materially adversely affect our business, financial condition or results of operations.

Our failure to accurately and timely adjust claims could materially adversely affect our business, financial condition or results of operations.

We must accurately and timely evaluate and adjust claims that are made under our policies. Many factors affect our ability to adjust claims accurately and timely, including staffing levels, training and experience of our claims representatives, our claims organization’s culture, our ability to develop or select and implement appropriate procedures and systems to support our claims functions, the extent of and our ability to recognize fraudulent or inflated claims and other factors. Our failure to adjust claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine our reputation in the marketplace and materially adversely affect our business, financial condition or results of operations. In addition, as we continue to grow, and the volume of our claims grows correspondingly, our claims department may face challenges in managing these increased claims if we are unable to hire and train new claims representatives effectively or if we lose a significant number of experienced claims representatives. In addition to potentially requiring that growth be slowed in the affected markets, our business could suffer from decreased quality of claims work, which, in turn, could adversely affect our business, financial condition or results of operations.

Our insurance agency’s revenues depend on our relationships with insurance providers with no long-term contractual commitments.

As part of our growth strategy, we intend to expand our third-party insurance product offerings through our insurance agency to grow our customer base. We offer a wide array of insurance and related products through our retail agency channel, some as an agent for other insurers (whereby we are paid a commission) and some on a referral basis (whereby we are paid a fee for referring customers to other insurance providers). Our relationships with insurance providers depend on our ability to deliver quality service as an agent and provide referrals at attractive volumes and prices. If insurance providers are not satisfied with our service as an agent or with the referrals we provide through our retail agency channel, they may reduce or terminate their relationship with our insurance agency. Our agreements with insurance providers are short-term agreements, and insurance providers can stop participating in our retail agency channel at any time with minimal notice. In addition, we may not be able to attract new insurance providers to our marketplace or increase the amount of revenues we earn from insurance providers over time.

If we are unable to maintain existing relationships with insurance providers or unable to add new insurance providers, we may be unable to offer our consumers the shopping experience they expect. This deficiency could reduce consumers’ confidence in our services, making us less popular with consumers. As a result, consumers could cease to use us, or use us at a decreasing rate, which could materially adversely affect our business, financial condition or results of operations.

Changes in accounting practices and future pronouncements may materially affect our reported financial results.

Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, shareholders’ equity and other relevant financial statement line items.

Our insurance subsidiaries are required to comply with statutory accounting principles (“SAP”). SAP and various components of SAP are subject to periodic review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such proposals will be enacted and, if so, whether they will positively or negatively affect us.

Additionally, we currently do not account for all of our equities, specifically our alternative investments in LPs and LLCs, under the fair value method. After this offering is completed, we will not immediately be required to do so because we are an emerging growth company and have elected to use the extended transition period for complying with new or revised accounting standards. Until we adopt the fair value method of evaluating our equities, it may be difficult for investors to compare our results to those of other companies. Furthermore, upon our application of the fair value method of accounting, it may be more difficult to compare our future financial results to prior periods. See “—Risks Related to this Offering and Ownership of Our Common Shares—We are eligible to be treated as an emerging growth company as defined in the JOBS Act, and are availing ourselves of the reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors” and Note 1 to our consolidated financial statements included elsewhere in this prospectus.

As a holding company, we depend on the results of operations of our subsidiaries to meet our obligations and pay future dividends to us.

We are a holding company and a legal entity separate and distinct from our insurance subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other payments from our insurance subsidiaries. State insurance laws limit the ability of our insurance subsidiaries to pay dividends and require our insurance subsidiaries to maintain specified minimum levels of statutory capital and surplus. These restrictions affect the ability of our insurance subsidiaries to pay dividends to us without prior notice to, or approval of, regulatory authorities. For example, Safe Auto Insurance Company has been required in the past to obtain approval from the Ohio Department of Insurance to declare and pay extraordinary dividends. Consequently, our ability to repay debts, pay expenses and pay cash dividends to our shareholders may be limited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Business—Regulation.”

We have exposure to claims related to severe weather conditions and other catastrophes, which may result in an increase in the number of claims filed against us.

Our business is exposed to the risk of severe weather conditions and other catastrophes, such as snowstorms, rainstorms, hail and ice storms, windstorms, hurricanes, tornadoes, earthquakes, fires and other events such as terrorist attacks and riots. The incidence and severity of severe weather and catastrophes are inherently unpredictable, although global climate change may increase how often severe weather events occur. Such conditions generally result in an increase in the number of claims, which can negatively affect our profitability.

We may be subject to the risks and costs associated with intellectual property infringement, misappropriation and third-party claims.

Our success and ability to compete depend in part on our intellectual property, which includes our rights in our brand and our proprietary mobile platform. We rely on a combination of contractual rights (such as non-disclosure and confidentiality agreements with employees and other parties who have access to our trade secrets), our data warehouse and our proprietary processes and analyses and copyright, trademark and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect intellectual property rights, the steps we take to protect our intellectual property may be inadequate, parties with whom we have entered into non-disclosure and confidentiality agreements may breach those agreements, and third parties may otherwise infringe or misappropriate our intellectual property. We may have to litigate a claim that a party has violated our intellectual property or to determine its scope, validity or enforceability or otherwise to enforce and protect our intellectual property. Such litigation could be costly, time-consuming and divert significant internal resources and may prove unsuccessful or result in the impairment or loss of portions of our intellectual property. Additionally, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of our intellectual property rights. An inability to protect intellectual property could have a material effect on our brand or our business, financial condition or results of operations.

Our success depends also in part on our not infringing the intellectual property rights of others. We may be subject to claims by third parties for patent, trademark or copyright infringement or breach of usage rights. Any such claims and any resulting litigation could result in significant expense and liability. If we or third-party providers are found to have infringed a third-party intellectual property right, one of us could be enjoined from providing certain products or services or from utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses. Alternatively, we could be required to enter into licensing arrangements with third parties, which may not be available on commercially reasonable terms or at all, or implement a costly work-around. Any of these scenarios could have a material adverse effect on our business, financial condition or results of operations.

New pricing, claim and coverage issues are continually emerging in the personal automobile insurance industry, and these new issues could adversely impact our revenues, results of operations and methods of doing business.

As personal automobile insurance industry practices and regulatory, judicial and consumer conditions change, unexpected and unintended issues related to claims, coverage and business practices may emerge. For example, we are named in the ordinary course of business as a defendant in legal actions arising principally from claims made under our insurance contracts, but we are also at times subject to claims seeking damages beyond our original contractual obligations or policy limits (commonly referred to as extra-contractual claims or bad faith claims). Due to the unpredictability of court decisions, we cannot predict whether courts will assess damages for such extra-contractual claims, or for other claims we believe to be outside the scope of our policies. Any such damages could be material. The uncertainty caused by regulatory, judicial and consumer actions and developments could have a materially adverse effect on our business by changing the way we price our products, extending coverage beyond our intent, increasing the severity or frequency of claims, requiring us to obtain additional licenses or requiring that we change our operating practices. The effects of these unforeseen emerging issues could negatively affect our revenues, results of operations and methods of doing business.

Pending or future legal claims may divert management’s attention and have a negative impact upon our financial condition, results of operations or cash flows.

As is typical in our industry, we face risks associated with litigation of various types, including disputes relating to insurance claims under our policies, as well as general commercial and corporate litigation. We have been named as defendants in claims, complaints and legal actions that are routine and incidental to our business. Regardless of whether or not we are successful, litigation could cause us to incur substantial costs, could distract management, and may have unfavorable results that could further adversely impact our financial condition. While we currently believe that the ultimate resolution of these matters, individually and in the aggregate, will not materially and adversely affect our business, financial condition or results of operations, such matters are subject to inherent uncertainties. Litigation is subject to inherent uncertainties and in the event of an unfavorable outcome in one or more litigation matters, the ultimate liability may be in excess of amounts currently reserved and may be material to our results of operations, processes, contract conditions or cash flows for a particular quarter or annual period and to our financial condition.

Our ability to compete in the property and casualty insurance industry and our ability to expand our business may be negatively affected by the fact that our insurance subsidiaries do not have a rating.

Rating agencies rate insurance companies based on their financial strength and their ability to pay claims, factors that are relevant to agents and policyholders. Our insurance subsidiaries have never been rated by any nationally recognized independent rating agency. The ratings assigned by nationally recognized independent rating agencies may become material to our insurance subsidiaries’ ability to maintain and expand our business. Ratings from rating agencies are used by some insurance buyers, agents and brokers as an indicator of financial strength and security. Consumers and other third parties we engage with in the course of operating our business may be reluctant to do business with us because we are not rated, which may in turn limit our ability to compete with large, national insurance companies and certain regional insurance companies.

Future acquisitions could disrupt our business and may divert management’s attention and if unsuccessful, materially adversely affect our business, financial condition or results of operations.

In the future, we may choose to expand our business by making acquisitions. Acquisitions involve many risks, including the following:

•	regardless of whether consummated, any attempted acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;
•	an acquisition may negatively affect our financial condition or results of operations because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial returns to offset additional costs and expenses related to the acquisition;
•	we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;
•	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;
•	we may face challenges inherent in effectively managing an increased number of employees in diverse locations;
•	integration of acquisitions could impose strains on our financial and managerial controls and reporting systems and procedures;
•	we could suffer adverse impacts from potential known and unknown liabilities associated with an acquired company;
•	any cash that we use to pay for acquisitions will not be available for other uses;
•	if we incur debt to fund such acquisitions, this debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants;
•	we could be required to record impairment charges to write down goodwill acquired in future acquisitions; and
•	to the extent that we issue a significant amount of equity or equity-linked securities in connection with future acquisitions, existing shareholders may be diluted and earnings per share may decrease.

We may not succeed in addressing these or other risks or any other problems encountered in connection with the integration of any acquired business. The inability to integrate successfully the business, technologies, personnel or operations of any acquired business, or any significant delay in achieving integration, could materially adversely affect our business, financial condition or results of operations.

Risks Related to this Offering and Ownership of Our Common Shares

Our founders control us and the direction of our business and may have interests that differ from those of our other shareholders.

After giving effect to this offering, our founders, Ari Deshe and Jon P. Diamond, individually or together with their immediate family members and trusts for their respective benefits as the context requires, will beneficially own approximately       % and       % of our common shares, respectively (or       % and       %, respectively, if the underwriters’ exercise their option to purchase additional shares in full). As a result, our founders, if they vote in the same manner, together will be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, acquisitions, asset sales and other significant corporate transactions and amendments to our organizational documents. The interests of our founders may differ from the interests of our other shareholders in some respects, and this concentration of voting control could deprive you of an opportunity to receive a premium for your common shares as part of a sale of our company. Moreover, this concentration of share ownership may adversely affect the trading price of our common shares if investors perceive disadvantages in owning shares of a company with controlling founders.

In addition, we expect to be a “controlled company” for the purposes of the Nasdaq rules, which will provide us with exemptions from certain of the corporate governance standards imposed by the rules of the Nasdaq. These provisions will further allow our founders to exercise significant control over our corporate decisions and limit the ability of the public shareholders to influence our decision making. See “—We expect to be a “controlled company” within the meaning of the rules and, as a result, qualify for, and will rely on, exemptions from certain corporate governance requirements that provide protection to the shareholders of companies that are subject to such corporate governance requirements.”

Our amended and restated articles of incorporation and amended and restated regulations will contain a number of provisions that may discourage, delay or prevent a change in management or control for so long as our founders own specified percentages of our voting securities. See “—Provisions in our amended and restated articles of incorporation and amended and restated regulations and Ohio law could discourage, delay or prevent a change in control of our company and may adversely affect the trading price of our common shares.” These provisions not only could have a negative impact on the trading price of our common shares, but also could allow our founders to delay or prevent a corporate transaction that our public shareholders support.

In addition, in connection with this offering, we will enter into a director nomination agreement with our founders that will grant our founders the right to nominate individuals to our board of directors, provided certain ownership requirements are met. Subject to limited exceptions, we will include these nominees in the slate of nominees recommended to our shareholders for election as directors. The director nomination agreement will terminate automatically at such time that neither founder beneficially owns       % or more of our outstanding voting securities. See “Certain Relationships and Related Person Transactions—Director Nomination Agreement.” As a result of their director nomination rights, our founders may have the ability to influence the outcome of matters that require board approval or to otherwise cause us to pursue transactions and take actions that could enhance their equity interests, even though such transactions or actions may involve risks to you as a holder of our common shares.

We expect to be a “controlled company” within the meaning of the Nasdaq rules and, as a result, would qualify for, and will rely on, exemptions from certain corporate governance requirements that provide protection to the shareholders of companies that are subject to such corporate governance requirements.

Upon completion of this offering, our founders are expected to continue to beneficially own more than 50% of the voting power for the election of members of our board of directors. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain of Nasdaq’s corporate governance requirements.

As a controlled company, we may rely on certain exemptions from the Nasdaq standards that enable us not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of our board of directors consists of “independent directors,” as defined under the Nasdaq rules;
•	we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•	we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	the charters of either our nominating and corporate governance committee or our compensation committee address the annual performance evaluation of such committee.

Following this offering, we intend to rely on the foregoing exemptions. We will not have a majority of independent directors, and we will not have a compensation committee or nominating and corporate governance committee. Consequently, you will not have the same protections afforded to shareholders of companies that are subject to all applicable stock exchange corporate governance rules and requirements. Our status as a controlled company could make our common shares less attractive to some investors or otherwise harm our share price. See “Management—Controlled Company Exemption.”

Even as a controlled company, we will remain subject to the rules of Sarbanes-Oxley as well as the rules of the Nasdaq that require us to have an audit committee composed entirely of independent directors, subject to permitted phase-in rules. Under these phase-in rules, we are required to have one independent audit committee member upon the listing date of our common shares on the Nasdaq, a majority of independent audit committee members within 90 days from the listing date and all independent audit committee members within one year from the listing date. Upon consummation of this offering, we expect that our audit committee will be comprised of three members, all of whom will be independent.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the rules of the Nasdaq, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period.

There is no public market for our common shares.

Prior to this offering, there has not been a public trading market for our common shares. We have applied to list our common shares on the Nasdaq under the symbol “SAIG.” However, an active and liquid trading market for our common shares may not develop or, if developed, be sustained after this offering. If an active and liquid trading market does not develop, you may have difficulty selling your common shares at an attractive price, or at all. The initial public offering price for our common shares sold in this offering will be determined by negotiations among us, the selling shareholders and the representatives of the underwriters. This price may not be indicative of the price at which our common shares will trade after this offering. The market price of our common shares may decline below the initial public offering price, and you may not be able to sell your common shares at or above the price you paid in this offering, or at all.

Our share price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.

You should consider an investment in our common shares to be risky, and you should invest in our common shares only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Even if a trading market develops for our common shares and/or our results of operations are positive, the market price of our common shares could be subject to significant fluctuations after this offering in response to the factors described in this “Risk Factors” section and other factors, many of which are beyond our control. Among the factors that could affect our share price are:

•	general economic, market and political conditions;
•	industry-specific regulatory and legal developments and changes in social policy;

•	actual or anticipated variations in our quarterly and annual results of operations or those of other companies in our industry;
•	changes in market valuations of companies perceived to be similar to us;
•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•	the public’s response to our or our competitors’ filings with the SEC, press releases or other announcements regarding acquisitions or dispositions, restructurings, litigation, regulation or other strategic actions and significant matters;
•	changes in our board of directors, senior management or other key personnel;
•	adverse reactions to any strategic initiatives we undertake, new products we introduce or new markets we enter;
•	sales of our common shares, including by our directors, executive officers and principal shareholders;
•	short sales, hedging and other derivative transactions in our common shares;
•	any indebtedness we may incur or securities we may issue in the future;
•	actions by third parties, such as shareholders, regulators or consumer groups;
•	exposure to capital and credit market risks that adversely affect our investment portfolio or our capital resources; and
•	the actual or anticipated passage of state and federal legislation or other regulatory developments affecting us or our industry.

The securities markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general market, economic and political conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our common shares.

If any of the foregoing occurs, it could cause our share price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend, divert management’s attention and resources or harm our business.

If securities analysts do not publish research or reports about our business or our industry or if they issue unfavorable or misleading commentary or issue negative recommendations with respect to our common shares, the price of our common shares could decline.

The trading market for our common shares will be influenced by the research and reports that equity research and other securities analysts publish about us, our business and our industry. We do not have control over these analysts, and we may be unable or slow to attract research coverage. One or more analysts could issue negative recommendations with respect to our common shares or publish other unfavorable commentary or cease publishing reports about us, our business or our industry. If one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the market price of our common shares could decline rapidly and our common share trading volume could be adversely affected.

Our amended and restated articles of incorporation will provide that the Supreme Court of the State of Ohio is the exclusive forum for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated articles of incorporation will provide that, subject to certain exceptions, the Supreme Court of the State of Ohio is the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any director or officer to us or our shareholders, (3) any action asserting a claim against us pursuant to the Ohio Revised Code, our amended and restated articles of incorporation or our amended and restated regulations or (4) any action asserting a claim against us governed by the internal affairs doctrine; provided that this exclusive choice of forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, our amended and restated articles of incorporation will also provide that, unless we consent in writing to the selection of any alternative forum, the federal district courts of Ohio will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The enforceability of similar exclusive forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. The Ohio exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that the shareholder finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find these choice of forum provisions contained in our amended and restated articles of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition or results of operations.

Provisions in our amended and restated articles of incorporation and amended and restated regulations and Ohio law could discourage, delay or prevent a change in control of our company and may adversely affect the trading price of our common shares.

Provisions of our amended and restated articles of incorporation and amended and restated regulations and Ohio law may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider advantageous, including transactions in which you would otherwise receive a premium for your shares of our common shares. These provisions may also prevent or frustrate attempts by our shareholders to replace or remove our management. These provisions include those which:

•	authorize the issuance of “blank check” preferred shares, which our board of directors could issue to discourage a takeover attempt;
•	establish a classified board of directors so that not all members of our board of directors are elected at one time;
•	deny the ability of our shareholders to call special meetings of shareholders, other than our founders so long as our founders each continue to beneficially own % of our outstanding voting securities;
•	prohibit our shareholders from acting by written consent from and after the date that either of our founders beneficially owns less than % of our outstanding voting securities;
•	provide that litigation against us, our directors and our officers asserting claims of breaches of fiduciary duty or certain other claims can only be brought in Ohio;
•	provide that supermajority approval by our shareholders is required to amend our amended and restated regulations so long as either of our founders continues to beneficially own % of our voting securities;
•	provide that our board of directors, without the assent or vote of our shareholders, is expressly authorized to make, alter or repeal our amended and restated regulations;
•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at shareholder meetings;
•	provide that only our board of directors may elect a director to fill any vacancy created on the board of directors;
•	prohibit shareholders from removing directors without cause; and
•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for our common shares. These provisions could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common shares in an acquisition.

Future sales, or the perception of future sales, of our common shares may depress the market price of our common shares.

The sale of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for you to sell your common shares in the future at a time and at a price that you deem appropriate, if at all. Upon completion of this offering, we will have outstanding an aggregate of approximately        common shares. Of these shares,        shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by our directors, executive officers or any of our affiliates, as that term is defined in Rule 144 under the Securities Act (“Rule 144”). All remaining common shares outstanding following this offering will be “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. We will grant registration rights to our founders with respect to our common shares pursuant to the registration rights agreement that we expect to enter into in connection with this offering described in “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

In connection with this offering, we, our officers, directors and the selling shareholders have each agreed to enter into “lock-up” agreements with the underwriters and thereby be subject to a lock-up period, meaning that we and they, and our and their permitted transferees, will not be permitted to sell any of our common shares for 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of the representatives of the underwriters. Upon the expiration of or prior release or waiver from these lock-up agreements, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. As restrictions on resale end, the market price of our shares could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or to use our common shares as consideration for acquisitions of other businesses, investments or other corporate purposes. See “Underwriting” for a description of these lock-up agreements. See also “Principal and Selling Shareholders” and “Shares Eligible for Future Sale—Lock-up Agreements.”

We expect that upon the consummation of this offering, our board of directors and our shareholders will have approved the Omnibus Incentive Plan, which will permit us to issue, among other things, share options, RSUs and restricted shares and other share-based awards to eligible employees (including our named executive officers), directors and advisors, as determined by the board of directors. We intend to file one or more registration statements on Form S-8 under the Securities Act, as soon as practicable after the consummation of this offering, to cover the issuance of shares upon the exercise of awards granted, and of shares granted, under the Omnibus Incentive Plan. As a result, any shares issued under the Omnibus Incentive Plan after the consummation of this offering also will be freely tradable in the public market, subject to vesting restrictions, the lock-up agreements described elsewhere in this prospectus and Rule 144 limitations applicable to affiliates. If equity securities are granted under the Omnibus Incentive Plan and it is perceived that they will be sold in the public market, then the price of our common shares could decline.

Also, in the future, we may issue our securities in connection with investments or acquisitions. The amount of our common shares issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common shares.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environment and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

Sarbanes-Oxley and the Dodd-Frank Act, as well as other rules subsequently implemented by the SEC and the Nasdaq, place significant additional demands on our finance and accounting staff and on our financial accounting and information systems. We may in the future hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

•	prepare and file periodic reports and distribute other shareholder communications, in compliance with the federal securities laws and requirements of the Nasdaq;
•	define and expand the roles and the duties of our board of directors and its committees;
•	institute more comprehensive compliance and investor relations functions; and
•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business. The increased costs will decrease our net income and may require us to reduce costs in other areas of our business or increase the prices of our products or services to offset these costs. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Beginning with our second annual report following this offering, we will be required pursuant to SEC rules to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in internal control over financial reporting. In addition, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to the SEC rules commencing the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” (as defined in the JOBS Act). Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SEC rules or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could cause the price of our common shares to decline and could subject us to investigation or sanctions by the SEC. See “—We will be required by Section 404 of Sarbanes-Oxley to evaluate the effectiveness of our internal control over financial reporting. If we are unable to achieve and maintain effective internal controls, our business, financial condition or results of operations could be harmed.”

You will incur immediate dilution as a result of this offering.

The initial public offering price per common share in this offering is substantially higher than the pro forma as adjusted net tangible book value per share of our common shares based on the total value of our tangible assets less our total liabilities divided by our pro forma common shares outstanding immediately following this offering. Therefore, if you purchase common shares in this offering, you will experience immediate and substantial dilution in net tangible shareholders’ equity per share value after consummation of this offering. Assuming an offering price of $    per common share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $    per common share. See “Dilution.”

You may be diluted by the future issuance of additional common shares in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately           common shares authorized but unissued. We are authorized to issue these common shares and options, rights, warrants and appreciation rights relating to common shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Additionally, we have reserved an aggregate of           common shares for issuance under our Omnibus Incentive Plan, such amount to be increased on the first day of each fiscal year beginning in calendar year 2020 by a number of common shares determined in accordance with the terms of our Omnibus Incentive Plan. See “Executive and Director Compensation— Omnibus Incentive Plan.” Any common shares that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common shares in this offering. See “Dilution.”

We may issue preferred shares whose terms could adversely affect the voting power or value of our common shares.

Our amended and restated articles of incorporation will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designations, preferences, limitations and relative rights, including preferences over our common shares respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred shares could adversely impact the voting power or value of our common shares. For example, we may grant holders of preferred shares the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we may assign to holders of preferred shares could affect the residual value of our common shares.

We will be required by Section 404 of Sarbanes-Oxley to evaluate the effectiveness of our internal control over financial reporting. If we are unable to achieve and maintain effective internal controls, our business, financial condition or results of operations could be harmed.

As a public company with SEC reporting obligations, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404(b) of Sarbanes-Oxley, which will require annual assessments by management of the effectiveness of our internal control over financial reporting beginning with our second annual report following this offering. We are an emerging growth company, and thus we are exempt from the auditor attestation requirement of Section 404(b) of Sarbanes-Oxley until such time as we no longer qualify as an emerging growth company. See also “—We are eligible to be treated as an emerging growth company, as defined in the JOBS Act, and are availing ourselves of the reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors.” Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial internal control systems and procedures in order to satisfy the reporting requirements under the Exchange Act, and applicable requirements.

During the course of our assessment, we may identify deficiencies that we are unable to remediate in a timely manner. Testing and maintaining our internal control over financial reporting may also divert management’s attention from other matters that are important to the operation of our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404(b) of Sarbanes-Oxley. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations. Moreover, any material weaknesses or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause investors to lose confidence in our reported financial information or our common shares listing on the Nasdaq to be suspended or terminated, which could have a negative effect on the trading price of our common shares.

We are eligible to be treated as an emerging growth company, as defined in the JOBS Act, and are availing ourselves of the reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including among other things, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding shareholder advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have decided to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our shareholders may not have access to certain information that they may deem important.

We could be an emerging growth company for up to five years from the date of this offering, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds $700.0 million as of any June 30 before that time, if we have total annual gross revenues of $1.07 billion or more during any fiscal year before that time or if we issue more than $1.0 billion in non-convertible debt during any three-year period. Even after we no longer qualify as an emerging growth company, we may qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common shares less attractive because we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We have broad discretion in the use of the net proceeds from the sale of shares by us in this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from the sale of shares by us in this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from the sale of shares by us in this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our net proceeds in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds from the sale of shares by us in this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our share price to decline.

We do not expect to pay any dividends in the foreseeable future.

Following this offering, we intend to retain our future earnings to fund the development and growth of our business and, therefore, do not intend to pay dividends on our common shares for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on (1) our financial condition, liquidity, results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), retained earnings and capital requirements, (2) general business conditions, (3) legal, tax and regulatory limitations, including the ability of our insurance subsidiaries to pay dividends to us, (4) contractual prohibitions and other restrictions, (5) the effect of a dividend or dividends on our financial strength ratings and (6) any other factors that our board of directors deems relevant. Accordingly, investors in our common shares may need to sell their shares to realize a return on their investment in our common shares, and investors may not be able to sell their shares at or above the prices paid for them. See “Dividend Policy.”

FORWARD-LOOKING STATEMENTS

Forward-looking statements reflect our current views with respect to, among other things, our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs and other similar matters. You can identify forward-looking statements by words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “trends,” “may,” “will,” “should,” “can have,” “likely” or the negative version of these words or other comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. These risks and uncertainties include those set forth under “Risk Factors.”

Forward-looking statements speak only as of the date on which they are made. Except as required by federal securities laws and the rules and regulations of the SEC, we do not have any obligation, and do not undertake, to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering at an assumed initial public offering price of $       per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $       million (or $       million if the underwriters exercise in full their option to purchase additional common shares from us and the selling shareholders).

A $1.00 increase or decrease in the assumed initial public offering price of $       per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $       million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common shares, obtain additional capital, facilitate our future access to the public equity markets, increase awareness of our brand and improve our competitive position. We currently anticipate using our net proceeds from this offering to:

•	support our growth initiatives, increase our advertising spending and invest in our technology, as well as for general corporate purposes, including potential acquisitions of other companies in the insurance industry; and
•	make a special bonus payment of $ to Ronald H. Davies, our President and CEO, upon the consummation of this offering.

However, we cannot specify with certainty the particular uses of all of our net proceeds from this offering or the amounts that we will actually spend on such uses. The amounts and timing of our actual use of proceeds will vary depending on numerous factors, including those described in “Risk Factors.” As a result, our management will have broad discretion in the use of these net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

Additionally, under applicable SEC guidance dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that dividends exceeded earnings during such period. We have provided pro forma earnings per share information for the year ended December 31, 2018 that gives pro forma effect to the assumed issuance of a number of shares whose proceeds are deemed to be necessary to pay the dividend amount that is in excess of earnings during the year ended December 31, 2018 (or $1.4 million). See “Selected Historical Consolidated Financial Information and Other Data” for pro forma earnings per share information.

We will not receive any proceeds from the sale of common shares by the selling shareholders, including from any exercise by the underwriters of their option to purchase additional shares from the selling shareholders.

DIVIDEND POLICY

Following this offering, we do not intend to pay cash dividends on our common shares for the foreseeable future and currently intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends will be made at the discretion of our board of directors and will take into account a variety of factors when determining whether to declare any dividends, including (1) our financial condition, liquidity, results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), retained earnings and capital requirements, (2) general business conditions, (3) legal, tax and regulatory limitations, (4) contractual prohibitions and other restrictions, (5) the effect of a dividend or dividends on our financial strength ratings and (6) any other factors that our board of directors deems relevant. On November 26, 2018, we declared a dividend of $700.00 per share to our voting and non-voting shareholders for an aggregate amount equal to $21.6 million.

We are a holding company and have no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries to pay dividends to us. The ability of Safe Auto Insurance Company or any of our other insurance subsidiaries to pay dividends to us is subject to limits under insurance laws of the states in which our insurance subsidiaries are domiciled. See “Risk Factors—Risks Related to Our Business—As a holding company, we depend on the results of operations of our subsidiaries to meet our obligations and pay future dividends to us,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Business—Regulation.”

In addition, in 2004 we organized a special purpose trust subsidiary which issued floating rate trust preferred securities in an exempt private placement transaction and used the proceeds from such sale of floating rate trust preferred securities to purchase junior subordinated debentures from us. If we defer or default on interest payments relating to the junior subordinated debentures, we will be prohibited from paying dividends on our common shares during such time. For further discussion of our trust subsidiary, see Note 8 of the notes to our consolidated financial statements included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing and Capital.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2018:

•	on an actual basis;
•	on a pro forma basis to reflect the Reclassification; and
•	on a pro forma as adjusted basis to further reflect:
•	the sale by us of common shares in this offering at an assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus; and
•	the application of the net proceeds to us from this offering as described under “Use of Proceeds.”

The information below is illustrative only, and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Use of Proceeds,” “Selected Consolidated Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of December 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(2)
	($ in thousands, except share and per share data)
Cash and cash equivalents(1)	$61,433	$	$

Debt and capital lease obligations(3)	$13,200	$	$
Voting common shares, $0.01 par value per share, 25,000 shares authorized, 330 shares issued, 303 outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Non-voting common shares, $0.01 par value per share, 50,000 shares authorized, 33,330 shares issued, 30,540.5 outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Treasury stock, at cost, 27 voting common shares, actual; no shares issued and outstanding, pro forma and pro forma as adjusted; 2,789.5 non-voting common shares, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	(16,459)
Common shares, $0.01 par value per share, no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Preferred shares, $0.01 par value per share, no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	7,400
Retained earnings	186,423
Accumulated other comprehensive income	6,737
Total shareholders’ equity	$184,101	$	$
Total capitalization	$197,301	$	$
(1)	On November 26, 2018, our board of directors declared a $700 per share dividend for all outstanding common shares totaling $21.6 million. The dividend was paid on January 18, 2019 to shareholders of record as of November 26, 2018. The dividend is reflected in the table above in retained earnings on an actual basis and in cash and cash equivalents on a pro forma as adjusted basis.
(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, pro forma as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $ million, assuming the number of common shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Our debt consists of floating rate junior subordinated debentures. For more information, see Note 8 of the notes to our consolidated financial statements included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

DILUTION

If you invest in our common shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per common share and the pro forma as adjusted net tangible book value per common share after this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the pro forma net tangible book value per common share attributable to holders of our common shares prior to this offering.

Our pro forma net tangible book value as of              was approximately $      , or $       per common share. Pro forma net tangible book value per common share represents our total tangible assets less total liabilities, divided by the number of common shares outstanding, after giving effect to the Reclassification described under “Description of Capital Stock—Reclassification of Common Shares” but before giving effect this offering.

After giving effect to the Reclassification, this offering and the application of the use of proceeds therefrom as described in “Use of Proceeds,” our pro forma as adjusted net tangible book value as of              would have been $      , or $       per common share. This represents an immediate increase in pro forma net tangible book value of $       per common share to our holders of our common shares prior to this offering and an immediate dilution of $       per common share to investors in this offering.

The following table illustrates this dilution on a per common share basis:

Assumed initial public offering price per common share		$
Pro forma net tangible book value per common share as of	$
Increase in pro forma net tangible book value per common share attributable to investors in this offering
Pro forma as adjusted net tangible book value per common share immediately after this offering		$
Dilution per common share to investors in this offering		$

Each $1.00 increase in the assumed initial public offering price of $       per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value by $       million, or by $       per common share, assuming the number of common shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per common share would result in equal changes in the opposite direction.

The following table summarizes, as of             , on a pro forma as adjusted basis as described above, the total number of common shares purchased from us, the total cash consideration paid to us, and the average price per common share paid by holders of our common shares prior to this offering and by investors in this offering. As the table shows, investors purchasing shares in this offering will pay an average price per common share substantially higher than our holders of our common shares prior to this offering paid. The table below reflects an assumed initial public offering price of $       per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, for common shares purchased in this offering and excludes estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Common Shares Purchased		Total Consideration		Average Price Per Common share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors in this offering		%	$	%	$
Total		%	$	%	$

Each $1.00 increase in the assumed initial public offering price of $       per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase total consideration paid by investors in this offering by $       million, assuming the number of common shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per common share would result in equal changes in the opposite direction. We will not receive any of the proceeds from any sale of common shares in this offering by the selling shareholders, including if the underwriters exercise their option to purchase additional common shares from the selling shareholders; accordingly, there is no dilutive impact as a result of these sales.

If the underwriters exercise in full their option to purchase additional common shares from the selling shareholders, our existing shareholders would own       % and our new investors would own       % of the total number of common shares outstanding upon completion of this offering. The total consideration paid by our existing shareholders would be approximately $       million, or       %, and the total consideration paid by investors purchasing shares in this offering would be $       million, or       %.

We will reserve              common shares for future issuance under the Omnibus Incentive Plan, which will be effective upon the completion of the offering. To the extent that any options or other equity incentive grants are issued in the future, new investors may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or securities convertible into equity, the issuance of sale securities could result in further dilution.

The dilution information above is for illustrative purposes only. Our pro forma as adjusted net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected statement of operations, balance sheet data and other data for the periods or as of the dates indicated. The selected statements of operations and balance sheet data for the years ended or as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results expected for any future periods.

You should read the following information together with our audited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2018		2017
	($ in thousands, except share and per share data)
Statement of Operations Data:

Revenues
Premiums earned		$377,940		$338,626
Policy service fee revenues		28,568		27,259
Net investment income		8,892		9,247
Net realized gains on investments		416		2,279
Loss on sale and impairment of property and equipment		(1,103)		(895)
Other income		14,761		18,265
Total revenues		$429,474		$394,781

Expenses
Losses and loss adjustment expenses		$251,734		$234,433
Underwriting, acquisition, insurance and other expenses		151,806		133,702
Interest expense		799		671
Total expenses		404,339		368,806
Income before income taxes		25,135		25,975
Income tax expense		4,983		6,962
Net income		$20,152		$19,013

Basic net income per common share, voting and non-voting		$653.08		$615.29
Diluted net income per common share, voting and non-voting		651.56		615.29

Pro Forma EPS Data(1)
Basic net income per common share, voting and non-voting	$		$
Diluted net income per common share, voting and non-voting

Balance Sheet Data (as of period end)
Total investments		$284,963		$296,496
Total assets		494,437		462,708
Loss and loss adjustment expense reserves		129,488		122,053
Unearned premium reserves		94,031		92,038
Debt and capital lease obligations		13,200		13,222
Total liabilities		310,336		269,954
Total shareholders’ equity		$184,101		$192,754

(1)	Our board of directors declared a dividend to our shareholders totaling $21.6 million on November 26, 2018. The dividend was paid on January 18, 2019. Under applicable SEC guidance, dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividends exceeded earnings during such period. Pro forma earnings per share for 2018 give effect to the sale of the number of shares the proceeds of which would have been necessary to pay the dividend amount that is in excess of earnings during 2018.

For purposes of calculating pro forma earnings per share for 2018 we used the initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus.

The following table presents the computation of pro forma basic and diluted earnings per share:

	Basic				Diluted
($ in thousands, except share and per share data)	Voting Common Shares		Non- voting Common Shares		Voting Common Shares		Non- voting Common Shares
Net income attributable to us		$198		$19,954		$197		$20,227
Weighted average number of common shares outstanding		303		30,554		303		31,045
Shares issued in offering to pay dividends in excess of earnings(a)
Pro forma weighted average shares outstanding
Pro forma earnings per share	$		$		$		$
(a) Calculation of shares issued in offering to pay dividends in excess of earnings:
Dividends declared in last twelve months						$212		$21,379
Net income attributable to us in the last twelve months						197		20,227
Dividends in excess of earnings						15		1,152
Assumed IPO price
Shares issued in the IPO to pay dividends in excess of earnings

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. See “Forward-Looking Statements.”

Overview

We are an established and growing direct-to-consumer personal automobile insurance company. We primarily sell liability insurance at states’ minimum financial responsibility limits in order to provide access to affordable personal automobile insurance to consumers who depend on their cars to reach their jobs and take care of their families. Our consumers prioritize flexibility and convenience, are budget-conscious and are generally underserved by the traditional insurance industry. We have developed and refined an approach that enables consumers to access our products anytime and anywhere, provides greater purchase, payment and policy maintenance flexibility, enables efficient claims management and leads to overall customer satisfaction. We provide our customers a convenient self-service platform to manage their policies online and through our mobile app, while offering the ability to cease and resume coverage over a longer reinstatement period relative to our competitors without a burdensome re-application process. Our sophisticated data analytics capabilities enhance our ability to efficiently reach and segment consumers, continually calibrate pricing and policy terms and shorten management decision cycle times in order to rapidly adapt our product offering to evolving market conditions and consumer demand.

Beginning in 2012, we began expanding our management team and hired a number of seasoned insurance, marketing and product executives, including our current President and CEO, to help us implement a new growth strategy aimed at reaching a broader universe of consumers while continuing to drive operating profitability. Since then, we have developed a robust, analytical culture to improve our pricing sophistication, systems and claims capabilities and to empower our managers to make real-time, data-driven pricing and marketing decisions. Over this period, we have also invested in our technology infrastructure and built out our online and mobile capabilities, enabling us to interact with consumers through multiple contact points and maximize our ability to capture demand. Additionally, our emphasis on our data-driven culture and analytical capabilities empowers employees throughout our organization to act responsively by adjusting pricing, underwriting and media spending in order to adapt quickly to local market conditions. With this change in strategy, we have grown our business and generated attractive returns.

We sell personal automobile insurance products and related products in 28 states. We currently issue coverage in 17 states, operate solely as an insurance agency in an additional 11 states and generate leads through our nationwide brand presence in all 50 states and the District of Columbia. We operate in one reportable business segment.

We derive our revenues principally from:

•	premiums we earn from sales of personal automobile insurance;
•	policy service fee revenues that we earn in connection with billing and servicing of our insurance policies; and
•	net investment income we earn on our invested assets.

In addition, we generate other income through our retail agency platform from commissions earned on the distribution of products underwritten by other insurance providers and fees we receive for referring consumers to other insurance providers. We also generate income from policy origination fees we charge.

Selected Components of our Results of Operations

Revenues

Premiums earned. Premiums earned represent the earned portion of our net premiums written, as described below. We record our insurance premiums earned on a pro rata basis over the term of a policy. Our insurance policies generally are sold with a six-month term.

Net premiums written are the amounts received or to be received for insurance policies written or assumed by us during a specific period of time, less the portion of premiums written that is ceded to a third-party insurer under our reinsurance agreement. For each of the years ended December 31, 2018 and December 31, 2017, less than 1% of our premiums earned were ceded to a third-party reinsurer. The volume of our net premiums written in any given period is principally influenced by:

•	new policies written;
•	renewals of existing policies; and
•	premium rates for those policies.

Policy service fee revenues. Policy service fee revenues consist of various fees we charge in connection with our policies, consisting of installment billing fees, reinstatement fees, underwriting report fees and other fees. We record most of these fees as earned when they are billed, but we defer underwriting report fees and reinstatement fees and amortize each over the life of the respective policy.

Net investment income. We earn investment income on our portfolio of cash and invested assets. Our cash and invested assets consist of short-term investments, fixed maturity securities, equity securities (including exchange-traded funds) and alternative investments through LPs and LLCs. We provide more details about our investments in “—Investments” below and in “Business—Investments.” The principal factors that influence net investment income are the size of our investment portfolio and the overall yield on our portfolio. As measured by amortized cost (which excludes changes in fair value), the size of our investment portfolio is mainly a function of the amount of reserves and surplus we invest in various securities and other investment products.

Net realized gains on investments. Net realized gains on investments represent the cumulative amount of realized gains and losses resulting from the sale of our investment securities as well as the change in our company-owned life insurance (“COLI”) assets. Realized gains and losses on disposals of investments are determined in accordance with the methodology known as the specific identification method.

Other income. Other income is derived from various sources, including commissions generated by sales of third-party insurance products and lead revenues earned from third parties to whom we refer customers, as well as policy origination fees, which we charge customers at inception and amortize over the life of the policy or charge monthly. We also record various one-time income items as other income.

Expenses

Losses and LAE. Losses and LAE are determined by the number of claims incurred on the insurance contracts we write. In general, our losses and LAE are affected by:

•	the frequency of claims associated with the insurance contracts that we write;
•	the severity of paid claims;
•	the legal and regulatory environment related to the business we write;
•	the costs to operate our claims department, including salaries and benefits of our claims staff; and
•	legal defense costs.

Losses and LAE are based on analyses of the estimated losses, including losses incurred during the relevant financial statement period and changes in estimated costs for losses in prior periods.

Underwriting, acquisition, insurance and other expenses. Underwriting, acquisition, insurance and other expenses are principally comprised of general and administrative expenses of our insurance business, including:

•	advertising;

•	salaries and benefits;
•	taxes paid on premiums received;
•	equity plan compensation;
•	bad debt expense;
•	technology costs;
•	amortization of deferred policy acquisition costs, which include the capitalized portion of certain employee costs, premium taxes, direct sales costs and other underwriting costs; and
•	maintenance and other general expenses.

Income tax expense. Our income tax expense relates to federal and state income taxes. We file a consolidated federal income tax return, which includes all of our subsidiaries.

Key Performance Metrics

We regularly monitor the key ratios presented and described below, which we believe provide useful information about our business and the operational factors underlying our financial performance.

	Year Ended December 31,
	2018	2017	2016	2015	2014
Key financial ratios — GAAP
Loss ratio	66.6%	69.2%	75.2%	76.7%	71.3%
Expense ratio	28.7%	26.0%	23.3%	21.7%	26.5%
Combined ratio	95.3%	95.2%	98.5%	98.4%	97.8%
Return on equity	10.7%	10.3%	6.8%	8.2%	12.1%

Key financial ratios — Non-GAAP
Adjusted combined ratio	93.9%	94.8%	95.1%	97.6%	95.5%
Adjusted return on equity	12.7%	9.3%	10.1%	9.7%	14.9%

Financial data for the years ended December 31, 2016, 2015, and 2014 have been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated financial statements for these periods have been audited under different audit standards than our financial statements for the years ended December 31, 2018 and 2017 included elsewhere in this prospectus. As a result, our financial data for the years ended December 31, 2016, 2015 and 2014 may not be comparable to our financial data for the years ended December 31, 2018 and 2017.

Loss ratio is the ratio (expressed as a percentage) of losses and LAE incurred to premiums earned at period end. It measures the loss costs of a company’s insurance business.

Expense ratio is the ratio (expressed as a percentage) of underwriting, acquisition, insurance and other expenses, net of policy service fee revenues and other income, to premiums earned at period end. It measures a company’s operational efficiency.

Combined ratio is the sum of the loss ratio and the expense ratio and measures a company’s underwriting profit or loss. If the combined ratio is below 100%, a company has an underwriting profit because the sum of losses and LAE and underwriting, acquisition, insurance and other expenses, net of policy service fee revenues and other income, is less than premiums earned. If the combined ratio is at or above 100%, a company has an underwriting loss because the sum of losses and LAE and underwriting, acquisition, insurance and other expenses, net of policy service fee revenues and other income, is greater than premiums earned.

Adjusted combined ratio is a non-GAAP financial measure. We define adjusted combined ratio as the combined ratio, adjusted to exclude the effects of the following items:

•	the impact on our combined ratio of our independent agency channel business, which began operations in 2015 and ceased operations in 2017;

•	benefits from COLI policies taken out by us relating to certain of our executive and former executive employees received upon the death of an insured executive;
•	non-cash share-based compensation expense for awards issued under our non-qualified compensatory share compensation plan and other non-cash executive long-term incentive compensation expense accruals. For more information about our long-term incentive compensation program, see “Executive and Director Compensation” and Note 1 to our consolidated financial statements included elsewhere in this prospectus; and
•	other executive compensation expense recognized and paid, including expenses related to the termination of our 2006 Incentive Equity Plan in 2014, certain cash bonuses paid to our CEO, and certain cash bonuses paid to holders of options issued under our current share option plan.

See “—Non-GAAP Financial Measures” for a reconciliation of adjusted combined ratio to combined ratio in accordance with GAAP.

Adjusted return on equity is a non-GAAP financial measure. We define adjusted return on equity as adjusted net income for the period divided by average shareholders’ equity during the period. See “—Non-GAAP Financial Measures” for a reconciliation of adjusted net income to net income in accordance with GAAP. We define return on equity as our net income for the period divided by the average of beginning and ending shareholders’ equity during the period.

Certain Factors Affecting Our Results of Operations

Seasonality. Our business, particularly our premiums written and earned, is generally affected by seasonality. The first quarter of the year tends to produce greater premiums written than subsequent quarters. Earned premiums are historically the largest in the second quarter as earned premiums typically lag behind premiums written. Additionally, our expenses and losses are similarly impacted by seasonality and generally follow premium trends. As a result, they are expected to be highest in the first quarter of the year.

Cyclicality of the personal automobile insurance market. We generate the majority of our revenues through sales of personal automobile insurance products. The personal automobile insurance industry is cyclical, with alternating hard and soft market conditions. A hard market is generally characterized by carriers raising premiums, reducing products, tightening contractual terms and restricting their underwriting capacity. Conversely, a soft market is generally characterized by carriers lowering premiums, expanding products or loosening contractual terms and expanding underwriting capacity. Hard or soft markets may arise at the national, state or local level or be specific to the personal automobile insurance line or the insurance industry generally. In recent years, we have generally seen a mix of hard and soft markets for personal automobile insurance in the states in which we operate. However, such conditions are subject to change. Our ability to continue to grow revenues and enhance our profitability may be adversely affected by any softening of the market, as we may take actions, such as lowering premiums or loosening terms and conditions, in an effort to remain competitive with other carriers.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2018 and 2017:

	Year Ended December 31,			Percent Change
Statement of operations data	2018	2017	Change
	($ in thousands)
Revenues
Premiums earned	$377,940	$338,626	$39,314	11.6%
Policy service fee revenues	28,568	27,259	1,309	4.8%
Net investment income	8,892	9,247	(355)	(3.8)%
Net realized gains on investments	416	2,279	(1,863)	(81.7)%
Loss on sale and impairment of property and equipment	(1,103)	(895)	(208)	23.2%
Other income	14,761	18,265	(3,504)	(19.2)%
Total revenues	$429,474	$394,781	$34,693	8.8%

Expenses
Losses and loss adjustment expenses	$251,734	$234,433	$17,301	7.4%
Underwriting, acquisition, insurance and other expenses	151,806	133,702	18,104	13.5%
Interest expense	799	671	128	19.1%
Total expenses	404,339	368,806	35,533	9.6%
Income before income taxes	25,135	25,975	(840)	(3.2)%
Income tax expense	4,983	6,962	(1,979)	(28.4)%
Net income	$20,152	$19,013	$1,139	6.0%

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Premiums earned. Premiums earned increased $39.3 million, or 11.6%, to $377.9 million for the year ended December 31, 2018, from $338.6 million for the year ended December 31, 2017. The growth in premiums earned in 2018 was due to an increase in average premiums earned in 2018 compared to 2017, combined with an increase in the number of average policies in force during 2018 compared to 2017.

Policy service fee revenues. Policy service fee revenues increased $1.3 million, or 4.8%, to $28.6 million for the year ended December 31, 2018, from $27.3 million for the year ended December 31, 2017. The increase in policy service fee revenues was due to a combination of the increase in average policies in force during 2018 compared to 2017 as well as a change in mix of policies in force by state. We experienced greater policy growth in states with higher average policy service fees.

Net investment income. Net investment income decreased $0.4 million, or 3.8%, to $8.9 million for the year ended December 31, 2018, from $9.2 million for the year ended December 31, 2017. The decrease was primarily due to a reduction in the size of our equity security portfolio and weaker performance of our alternative investments through LPs and LLCs in 2018.

Net realized gains on investments. Net realized gains on investments decreased $1.9 million, or 81.7%, to $0.4 million for the year ended December 31, 2018, from $2.3 million for the year ended December 31, 2017. The decrease was primarily due to a reduction of $2.1 million in net realized gains on equity securities in 2018 compared to 2017. We sold fewer equity securities in 2018 compared to 2017 and also experienced a reduction in the value of our COLI policy assets during 2018 due to the overall decline in equity security markets. These decreases were partially offset by an increase of $0.2 million in net realized gains on fixed maturity securities as a result of selling a greater quantity of fixed maturity securities in 2018.

Loss on sale and impairment of property and equipment. Loss on sale and impairment of property and equipment increased $0.2 million, or 23.2%, to $1.1 million for the year ended December 31, 2018, from $0.9 million for the year ended December 31, 2017. The loss in 2018 was due primarily to an impairment charge we recognized on a call center. The loss in 2017 was due primarily to a loss on the sale of a different call center.

Other income. Other income decreased $3.5 million, or 19.2%, to $14.8 million for the year ended December 31, 2018, from $18.3 million for the year ended December 31, 2017. The decrease was primarily due to $4.0 million of COLI proceeds received in 2017, whereas no such proceeds were received in 2018. This decrease was partially offset by an increase in fees earned on new policy sales in 2018 compared to 2017.

Expenses

Loss ratio. Our loss ratio was 66.6% for the year ended December 31, 2018, compared to 69.2% for the year ended December 31, 2017.

The following table summarizes factors affecting our loss ratio for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018		2017
	Losses and Loss Adjustment Expenses	% of Premiums Earned	Losses and Loss Adjustment Expenses	% of Premiums Earned
	($ in thousands)
Loss ratio:
Current accident year	$253,587	67.1%	$231,889	68.5%
Effect of prior year development(1)	(1,853)	(0.5)%	2,544	0.7%
Total	$251,734	66.6%	$234,433	69.2%
(1)	We define prior year development as the amount by which estimated losses for accident periods prior to the current accident year differ from those previously reported for such periods.

Our loss ratio decreased 2.6 percentage points in 2018 compared to 2017. In 2017, we experienced higher than normal weather losses due to Hurricane Harvey, which led to a concentration of claims in the impacted region. We also incurred $2.1 million of losses and LAE in 2017 in connection with exiting our independent agency channel business during that year. Conversely in 2018, we recorded a $0.5 million benefit due to favorable prior year loss and LAE development in connection with our previously exited independent agency channel business.

Underwriting, acquisition, insurance and other expenses. Underwriting, acquisition, insurance and other expenses increased $18.1 million, or 13.5%, to $151.8 million for the year ended December 31, 2018, from $133.7 million for the year ended December 31, 2017. The increase was primarily due to an increase in advertising expense in 2018 compared to 2017, as well as an increase in the number of average policies in force during 2018 compared to 2017.

Expense ratio. Our expense ratio was 28.7% for the year ended December 31, 2018, compared to 26.0% for the year ended December 31, 2017.

The following table summarizes the components of our expense ratio for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018		2017
	Underwriting Expenses	% of Premiums Earned	Underwriting Expenses	% of Premiums Earned
	($ in thousands)
Net commissions incurred(1)	$1,822	0.5%	$2,907	0.9%
Other underwriting, insurance and other expenses	149,984	39.7%	130,795	38.6%
Underwriting, acquisition, insurance and other expenses	$151,806	40.2%	$133,702	39.5%
Less: Policy service fee revenues	$(28,568)	(7.6)%	$(27,259)	(8.1)%
Less: Other income	$(14,761)	(3.9)%	$(18,265)	(5.4)%
Expense ratio		28.7%		26.0%
(1)	We define net commissions incurred as the fee, based on a percentage of revenues generated, we pay to an external insurance broker for policies sold on our behalf.

The 2.7 percentage point increase in the expense ratio in 2018 was due to the combination of a 0.7 percentage point increase in underwriting, acquisition, insurance and other expenses, a 0.5 percentage point decrease in policy service fee revenues, and a 1.5 percentage point decrease in other income in 2018 compared to 2017. The increase in underwriting, acquisition, insurance and other expenses was primarily due to an increase in advertising spending in 2018. The decrease in policy service fee revenues was due to earned premium growth in 2018 exceeding growth in policy service fee revenues. The decrease in other income in 2018 was primarily due to $4.0 million of COLI proceeds received in 2017.

Combined ratio. Our combined ratio was 95.3% for the year ended December 31, 2018 compared to 95.2% for the year ended December 31, 2017. The slight increase was due to a 2.7 percentage point increase in the expense ratio in 2018, offset by a 2.6 percentage point decrease in the loss ratio in 2018.

Income tax expense: Our income tax expense decreased $2.0 million, or 28.4%, to $5.0 million for the year ended December 31, 2018, from $7.0 million for the year ended December 31, 2017. Our effective tax rate was 19.8% for the year ended December 31, 2018, compared to 26.8% for the year ended December 31, 2017. The reduction in the effective tax rate is primarily due to the reduction in the U.S. federal statutory tax rate in 2018 partially offset by the impact of our COLI income in 2017 on reducing the 2017 effective rate.

On December 22, 2017, Public Law 115-97, more commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, significantly amending the Internal Revenue Code of 1986. The Tax Act, among other things, reduces the federal corporate income tax rate from 35% to 21% effective January 1, 2018, imposes additional limitations on net operating losses and executive compensation, allows for the full expensing of certain capital expenditures and enacts other changes impacting the insurance industry. Tax related changes are recorded in our consolidated statement of operations and other comprehensive income for the years ended December 31, 2018 and 2017. As of December 31, 2018 and 2017, we measured our net deferred income tax asset at the 21% statutory tax rate. In connection with our initial analysis of the impact of the Tax Act, we recorded a discrete net tax expense of $0.5 million in 2017 as a result of the corporate rate reduction.

SEC Staff Accounting Bulletin No. 118 (“SAB 118”) was issued to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Act. December 22, 2018 marked the end of the measurement period for purposes of SAB 118. As such, we have completed our analysis based on legislative updates relating to the Tax Act currently available. As a result of guidance released by the IRS (Revenue Procedure 2019-06), we recorded the following adjustments to our accounting for the Tax Act during 2018:

The Tax Act changed the discount rate and payment patterns utilized to discount certain lines of business when computing the allowable tax reserve deduction. On December 19, 2018, the IRS issued Revenue Procedure 2019-06, which provided taxpayers with the applicable discount factors for use in these computations. As a result of this additional guidance, we recorded an increase to our gross deferred tax asset for loss and LAE reserves of $0.8 million and an increase to our gross deferred tax liability for reserve transition liability of $0.6 million during 2018. The recorded adjustment had no impact on our effective tax rate.

Gross Premiums Written

Gross premiums written are the amounts received or to be received for insurance policies written or assumed by us during a specified period before giving effect to any ceding of premiums under our reinsurance agreement. The following table displays our gross premiums written and net premiums written for the periods presented:

	Year Ended December 31,
	2018	2017	2016	2015	2014
	($ in thousands)
Gross premiums written	$379,988	$351,225	$304,648	$306,554	$298,698
Reinsurance costs	(55)	(51)	(55)	(79)	(90)
Net premiums written	$379,933	$351,174	$304,593	$306,475	$298,608

Financial data for the years ended December 31, 2016, 2015, and 2014 have been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated financial statements for these periods have been audited under different audit standards than our financial statements for the years ended December 31, 2018 and 2017 included elsewhere in this prospectus.

Liquidity and Capital Resources

Sources and Uses of Funds

We are organized as a holding company, and our operations are conducted by our wholly-owned insurance and non-insurance subsidiaries. Our non-insurance subsidiaries provide a variety of services to support the operations of our primary insurance subsidiary, Safe Auto Insurance Company, an Ohio insurance company. In 2018, we established Safe Auto Choice Insurance Company and Safe Auto Value Insurance Company, each an Ohio insurance company, as underwriting company subsidiaries. As of December 31, 2018, these two subsidiaries are still in the startup phase. Our holding company has continuing cash needs for administrative expenses, taxes, dividends to shareholders and the payment of principal and interest on borrowings. These ongoing obligations are funded with dividends from our subsidiaries and net investment income. Tax expense and recoveries are shared with each subsidiary in accordance with our intercompany tax allocation agreement.

There are no restrictions on the payment of dividends by us or our non-insurance subsidiaries other than customary state corporation laws. Under state insurance laws, dividends from our insurance subsidiaries are subject to restrictions relating to statutory surplus and earnings. Prior approval from state insurance regulatory authorities is generally required in order for any of our insurance subsidiaries to pay extraordinary dividends to the holding company. Under the laws of Ohio, an extraordinary dividend is defined as any dividend or distribution of cash or other property whose fair market value, together with that of other dividends paid or distributions made within the preceding 12 months, exceeds the greater of 10% of the insurance company’s policyholders’ surplus as of the preceding December 31 or the net income of the insurance company for the 12-month period ended as of the preceding December 31, in each case determined in accordance with statutory accounting principles. Any dividend or distribution paid from sources other than earned surplus also is considered an extraordinary dividend. The maximum amount of dividends that our insurance subsidiaries are permitted to pay to us during 2018 and 2019 without seeking regulatory approval is $33.8 million and $22.5 million, respectively. On November 26, 2018, Safe Auto Insurance Company declared an ordinary dividend of $13.8 million and an extraordinary dividend of $20.0 million to us.

In addition, the Risk-Based Capital Model Act adopted by the NAIC provides formulas to determine the amount of capital that an insurance company must maintain to ensure that it has an acceptable expectation of not becoming financially impaired. A low risk-based capital ratio could prevent an insurance company from paying dividends. At December 31, 2018, our insurance subsidiaries maintained a risk-based capital level that is in excess of an amount that would require any corrective actions on our part.

Our insurance subsidiaries’ primary sources of funds are premiums earned, policy service fee revenues, net investment income, other income and proceeds from the sale and redemption of investments. Funds are primarily used to pay claims and operating expenses and to purchase investments.

Our insurance subsidiaries’ operations create cash flow by collecting and investing premiums and fees from new and renewal business in advance of paying claims. For the years ended December 31, 2018 and 2017, we generated positive operating cash flows of $42.7 million and $22.5 million, respectively, and we anticipate operating cash flows to be positive in the foreseeable future. Accordingly, we believe that the liquidity provided by our existing cash and cash equivalents, as well as new cash flows generated from operations and this offering, will be adequate to meet our liquidity needs for at least the next 12 months.

To fund our long-term capital requirements, we will require future liquidity for general and administrative expenses, the payment of interest and principal on our junior subordinated debentures that are redeemable at and mature on June 17, 2034, the settlement of current and future loss and LAE reserves, the growth and maintenance of our IT infrastructure and data warehouse, advertising, taxes and shareholder dividends. We believe that the funds required to meet these obligations and anticipated expenditures will come primarily from cash generated from operations, investment gains and the net proceeds from this offering. Although our future operating cash flows, investment maturities and net proceeds from this offering may not be sufficient to meet our long-term capital requirements, we do not currently anticipate the need to maintain a line of credit under a working capital facility, issue further debt or equity instruments, or obtain any other forms of capital financing to meet our long-term capital requirements.

In the past, we have obtained sufficient liquidity from operations to fund the payment of our losses. As a result, we have managed our investment portfolio to a longer duration than the estimate of our loss and LAE reserve payouts. While the average duration of our loss and LAE reserves is estimated to be approximately one year, our fixed maturities portfolio has an average duration of 4.1 years. We continuously monitor the maturities of our fixed maturity securities and short-term investments, and we do not anticipate that the payment of claims will be affected by these longer duration investments based on our expectations of cash flow provided from the collection of premiums. In addition, we do not currently intend to sell fixed maturity securities prior to maturity to meet our financial obligations. However, our future liquidity and operating income could be negatively impacted if we were required to sell fixed maturity securities prior to maturity, particularly since we are continuously exposed to interest rate risk.

Cash Flows

Our most significant source of cash is from premiums and fees received from our insureds, which, for most policies, we receive over the policy coverage period. Our most significant cash outflow is for payment of claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of premiums, we invest the cash from premiums in various investment securities that earn interest and dividends. We also use cash to pay advertising and ongoing operating expenses.

The timing of our cash flows from operating activities can vary among periods due to the timing of payments made or received. Some of our payments and receipts, including loss settlements, can be significant, such that their timing can influence cash flows from operating activities in any given period. We believe that cash receipts from premiums, proceeds from any investment sales and redemptions and net investment income are sufficient to cover cash outflows in the foreseeable future.

The following table sets forth the significant sources and uses of cash for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
	($ in thousands)
Cash and cash equivalents provided by (used in):
Operating activities	$42,651	$22,509
Investing activities	(5,454)	(11,942)
Financing activities	(313)	(4,801)
Change in cash and cash equivalents	$36,884	$5,766

Net cash provided by operating activities. Net cash provided by operating activities was $42.7 million and $22.5 million in the years ended December 31, 2018 and 2017, respectively. Fluctuations in cash provided by operating activities were due primarily to the timing of premiums received and loss payments. The increase in cash provided by operating activities from 2018 to 2017 was primarily due to an increase in premiums and fees received during 2018, partially offset by an increase in loss claims paid during 2018.

Net cash used in investing activities. Net cash used in investing activities was $5.4 million and $11.9 million for the years ended December 31, 2018 and 2017, respectively. During 2018 and 2017, we utilized a portion of cash provided by operations to increase our invested assets, to fund the customization of a policy processing and billing system and to purchase other property and equipment. In addition, we used cash to purchase fixed maturity, equity and alternative investments and generated cash from the maturity and sale of fixed maturity investments, the sale of equity investments, and the sale and return of alternative investments.

In 2018, we generated $5.8 million in net cash from our invested assets, as proceeds from sales and maturities of fixed maturity securities and sales of equity securities exceeded amounts we used to purchase fixed maturity and equity securities. These gains were partially offset by purchases of alternative investments through LPs and LLCs, which exceeded returns and proceeds from the sale of such investments. The remaining cash used in investing activities in 2018 was for continued development of our policy processing and billing system and purchasing property and equipment. In 2017, we used $7.8 million of net cash for our investments in fixed maturities and LPs and LLCs, as purchases of these asset classes exceeded proceeds from sales and maturities.

This amount was partially offset by proceeds from the sale of equity securities, which exceeded equity purchases in 2017. The remaining cash used in investing activities in 2017 was for continued development of our policy processing and billing system and purchasing property and equipment, offset by $4.0 million of insurance proceeds received from a COLI policy.

Net cash used in financing activities. Net cash used in financing activities was $0.3 million and $4.8 million for the years ended December 31, 2018 and 2017, respectively. We paid dividends to our shareholders of $4.6 million during 2017. No dividends were paid to shareholders in 2018.

Cash and cash equivalents. We had total cash and short-term investments of $61.4 million as of December 31, 2018.

Financing and Capital

Junior subordinated debentures. In May 2004, we formed a special purpose trust, which issued floating rate trust preferred securities, and, in turn, purchased from us $13.4 million aggregate principal amount of floating rate junior subordinated debentures, which provide interest payments and future principal repayments to fund the trust’s obligations under the trust preferred securities. We have fully and unconditionally guaranteed the obligations of the trust’s preferred securities. The interest rate for the junior subordinated debentures and trust preferred securities is reset quarterly and is currently calculated at a rate equal to the three-month LIBOR in effect at the beginning of each interest period, plus a margin of 3.7%. The interest rate was 6.5% as of December 31, 2018. On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to cease compelling banks to submit rates for the calculation of LIBOR after 2021. We cannot predict the effect that changes to, or the elimination of, LIBOR will have on the interest rate of our junior subordinated debentures and trust preferred securities. The junior subordinated debentures are currently redeemable at par and mature on June 17, 2034. In accordance with Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) No. 810, Consolidation, variable interest entities that issue trust preferred securities are not consolidated for reporting purposes. The junior subordinated debt due to the trust is shown as a liability on our consolidated balance sheet.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and credit-related commitments as of December 31, 2018. Included in the table are the estimated payments that we expect to make in the settlement of our loss and LAE reserves, debt and lease obligations.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	($ in thousands)
Loss and loss adjustment expense reserves(1)	$89,629	$35,019	$3,887	$953	$129,488
Debt obligations(2)	—	—	—	13,403	13,403
Expected interest payments(3)	882	1,763	1,763	9,223	13,631
Capital lease obligations(2)(4)	31	—	—	—	31
Expected interest payments(5)	1	—	—	—	1
Operating lease obligations(6)	163	—	—	—	163
Total	$90,706	$36,782	$5,650	$23,579	$156,717
(1)	Amounts represent our estimates of the dollar amounts and time periods in which we expect to make payments in settlement of our loss and LAE reserves. The amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and time periods could differ from these estimates.
(2)	Excludes expected interest payments.
(3)	Expected interest payments based on interest rates at December 31, 2018.
(4)	Capital lease obligations represent leases of furniture and equipment.
(5)	Expected interest payments based on interest rates stated in the capital leases.
(6)	Operating lease obligations represent office space rented for our back-up data center.

In addition to the obligations included above, we have certain investment commitments totaling $8.0 million at December 31, 2018 which we expect to fund over the next several years. These consist of certain unfunded commitments relating to some of our LP and LLC investments, which do not have a definitive funding schedule.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Investments

Our investments consist of short-term investments, fixed maturity securities, equity securities (including exchange-traded funds) and alternative investments through LPs and LLCs. Our investment strategy recognizes the need to preserve capital adequate to support our operations, while maximizing net investment income within our established investment guidelines. Our investment guidelines, which were approved by our board of directors, address our overall investment objectives, permissible and prohibited assets and permitted exceptions to the guidelines and credit quality.

Allocation

The following tables show the composition of our fixed maturity and equity securities investment portfolio for the periods presented:

As of December 31, 2018	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	% of Total
	($ in thousands)
U.S. Treasury and agencies	$3,248	$22	$(18)	$3,252	1.3%
States and political subdivisions	59,189	1,396	(95)	60,490	23.8%
Foreign governments	1,999	—	(8)	1,991	0.8%
Corporate bonds	43,772	218	(435)	43,555	17.1%
Commercial mortgage-backed securities	17,192	34	(215)	17,011	6.7%
Residential mortgage-backed securities	54,521	63	(1,301)	53,283	21.0%
Other loan-backed and structured securities	40,183	312	(430)	40,065	15.7%
Total fixed maturities	$220,104	$2,045	$(2,502)	$219,647	86.4%

Common stock	$2,699	$153	$(237)	$2,615	1.0%
Exchange-traded funds	22,904	9,069	—	31,973	12.6%
Total equity securities	$25,603	$9,222	$(237)	$34,588	13.6%
Total fixed maturities and equity securities	$245,707	$11,267	$(2,739)	$254,235	100%
As of December 31, 2017	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	% of Total
	($ in thousands)
U.S. Treasury and agencies	$9,811	$81	$(59)	$9,833	3.6%
States and political subdivisions	109,256	3,488	(39)	112,705	41.1%
Foreign governments	700	—	—	700	0.3%
Corporate bonds	24,621	437	(103)	24,955	9.1%
Commercial mortgage-backed securities	7,573	27	(30)	7,570	2.8%
Residential mortgage-backed securities	45,141	226	(628)	44,739	16.3%
Other loan-backed and structured securities	31,135	397	(93)	31,439	11.5%
Total fixed maturities	$228,237	$4,656	$(952)	$231,941	84.7%

As of December 31, 2017	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	% of Total
	($ in thousands)

Common stock	$2,009	$142	$(1)	$2,150	0.8%
Exchange-traded funds	26,331	13,468	—	39,799	14.5%
Total equity securities	$28,340	$13,610	$(1)	$41,949	15.3%
Total fixed maturities and equity securities	$256,577	$18,266	$(953)	$273,890	100.0%

Fixed Income Investments

Maturity. The average duration of our fixed maturity securities is 4.1 years, and the average maturity of our fixed maturity investments is 5.1 years. As of December 31, 2018, the maturity of our fixed maturity securities was as follows:

	December 31, 2018
	Fair Value	Percent of Portfolio
	($ in thousands)
Years to maturity:
One or less	$4,008	1.8%
After one through five	26,820	12.2
After five through ten	27,078	12.3
After ten	51,382	23.4
Mortgage and asset-backed securities	110,359	50.3
Total invested assets	$219,647	100.0%

Performance. We continuously monitor the returns on our investments compared to selected performance benchmarks. The total return on our fixed maturity securities is comprised of both interest income and changes in fair value. Our fixed income securities portfolio is managed by independent third-party investment advisory firms, which operate under guidelines approved by our board of directors. The performance of our fixed maturity securities portfolio relative to the benchmark index we use for years ended December 31, 2018 and 2017 was as follows, in each case after accounting for any tax effects:

	Year Ended December 31,
	2018	2017
Our fixed maturity securities investments	1.33%	3.85%
Benchmark Index(1)	1.07%	3.29%
(1)	As of December 31, 2018, our portfolio managers have managed our fixed maturity securities to provide a similar rate of return as a customized benchmark index comprised of the following: Bank of America Merrill Lynch indices: 45% Municipal AA; 10% U.S. Treasury/Agency 1-5 year; 10% US Corporate A-AAA 1-10 year; 20% Mortgage Master; 8% ABS AAA; and 7% CMBS AAA.

The tax equivalent market yield of our fixed maturity securities was 3.45% as of December 31, 2018.

Equity Investments

Our equity securities investments are primarily managed internally with the aim of providing a similar or better rate of return as the Standard & Poor’s 500 Composite Price Index, or the S&P 500 Index. The time weighted returns, net of fees, of our equity securities investments relative to the S&P 500 Index for years ended December 31, 2018 and 2017 were as follows:

	Year Ended December 31,
	2018	2017
Our equity securities investments(1)	(6.06)%	16.17%
S&P 500 Index	(4.38)%	21.83%
(1)	A time weighted rate of return is calculated by using the beginning and ending portfolio values for the month and weighs each contribution or withdrawal by the amount of time invested.

Alternative Investments Through LPs and LLCs

The primary purpose of our LP and LLC investments is to diversify our investment portfolio since, as an asset class, LP and LLC investments are largely uncorrelated to the fixed maturity securities and equity securities markets. As of December 31, 2018, we had invested $29.6 million in LPs and LLCs. At December 31, 2018, the maximum loss exposure on these investments was equal to the carrying value of $30.7 million on that date. We expect that we will be required to fund commitments over the next several years. We have a remaining unfunded commitment of $8.0 million on these investments as of December 31, 2018, and we enter into new unfunded commitments in the ordinary course of business. As of December 31, 2017, we had invested $21.8 million in LPs and LLCs. As of December 31, 2017, the maximum loss exposure was equal to the current carrying value of $22.6 million on that date.

Impairments

On a quarterly basis, we examine our investment portfolio for evidence of other-than-temporary impairments. When an investment security’s fair value declines below its cost, impairment has occurred. We perform an assessment of whether the impairment, on an individual security basis, is considered to be other than temporary. When one of our investment securities has a decline in fair value that is determined to be other-than-temporary, we record a charge against earnings in the amount of the impairment and reduce the carrying value of the security to its current fair value. We recognized less than $0.1 million in impairment charges included in net realized gains on investments for each of the years ended December 31, 2018 and 2017 for other-than-temporary impairments of equity securities held in our portfolio. We concluded that due to the duration and severity of the impairments and the future prospects of certain issuers, the forecasted recoveries of fair value were not within a reasonable period of time. For the same years, we did not recognize any impairment charges for our fixed maturity securities or alternative investments in LPs and LLCs.

Unrealized Losses

The following table summarizes, for those fixed maturity and equity securities in an unrealized loss position, the gross unrealized losses and estimated fair values of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2018 and 2017:

	Continuously Unrealized for Less than Twelve Months				Continuously Unrealized for More than Twelve Months				Total
	No. of Sec.	Amort. Cost	Fair Value	Unreal. Loss	No. of Sec.	Amort. Cost	Fair Value	Unreal. Loss	No. of Sec.	Amort. Cost	Fair Value	Unreal. Loss
	($ in thousands)
As of December 31, 2018:
U.S. Treasury and agencies	—	$—	$—	$—	4	$805	$787	$(18)	4	$805	$787	$(18)
State and political subdivisions	14	7,296	7,206	(90)	8	854	849	(5)	22	8,150	8,055	(95)
Foreign governments	1	1,999	1,991	(8)	—	—	—	—	1	1,999	1,991	(8)
Corporate bonds	27	18,025	17,843	(182)	16	10,545	10,292	(253)	43	28,570	28,135	(435)
Commercial mortgage-backed securities	10	10,988	10,842	(146)	3	2,671	2,602	(69)	13	13,659	13,444	(215)
Residential mortgage-backed securities	19	16,798	16,655	(143)	29	29,010	27,852	(1,158)	48	45,808	44,507	(1,301)
Other loan-backed and structured securities	20	19,776	19,484	(292)	17	11,093	10,955	(138)	37	30,869	30,439	(430)
Common stocks	6	708	471	(237)	—	—	—	—	6	708	471	(237)
Total	97	75,590	$74,492	$(1,098)	77	$54,978	$53,337	$(1,641)	174	$130,568	$127,829	$(2,739)

As of December 31, 2017:
U.S. Treasury and agencies	6	$8,404	$8,356	$(48)	5	$905	$894	$(11)	11	$9,309	$9,250	$(59)
State and political subdivisions	16	6,085	6,054	(31)	4	568	560	(8)	20	6,653	6,614	(39)
Foreign governments
Corporate bonds	16	9,301	9,264	(37)	5	2,914	2,848	(66)	21	12,215	12,112	(103)
Commercial mortgage-backed securities	2	2,535	2,507	(28)	1	293	291	(2)	3	2,828	2,798	(30)

	Continuously Unrealized for Less than Twelve Months				Continuously Unrealized for More than Twelve Months				Total
	No. of Sec.	Amort. Cost	Fair Value	Unreal. Loss	No. of Sec.	Amort. Cost	Fair Value	Unreal. Loss	No. of Sec.	Amort. Cost	Fair Value	Unreal. Loss
	($ in thousands)
Residential mortgage-backed securities	11	12,826	12,753	(73)	20	21,280	20,725	(555)	31	34,106	33,478	(628)
Other loan-backed and structured securities	13	8,498	8,442	(56)	7	5,017	4,980	(37)	20	13,515	13,422	(93)
Common stock	4	62	61	(1)	—	—	—	—	4	62	61	(1)
Total	68	$47,711	$47,437	$(274)	42	$30,977	$30,298	$(679)	110	$78,688	$77,735	$(953)

We concluded that the unrealized losses recorded on our fixed maturity and equity investment portfolios as of December 31, 2018 and 2017 resulted primarily from inherent fluctuations in market conditions or interest rates, as opposed to financial conditions, future prospects or credit quality of the issuers; therefore, these decreases in values are viewed as temporary. We have the intent and ability to hold these investments for a period of time sufficient to allow for recovery in market value or until maturity. Should our judgment change in future periods with regard to a particular security, a charge for impairment would likely be required.

For additional information regarding our investments, see Note 2 of the notes to the consolidated financial statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

For information regarding Recent Accounting Pronouncements, see Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Estimates

We have identified the accounting estimates below as critical to the understanding of our financial position and results of operations. Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus provides a summary of our significant accounting policies. Among these policies, we consider our most critical accounting estimates, which require significant judgment by management, to be those with respect to reserves for losses and LAE, valuation of investments, and share-based compensation. These accounting estimates require the use of assumptions about matters that are highly uncertain at the time of estimation.

Loss and Loss Adjustment Expense Reserves

Determining the reserves for unpaid losses and LAE involves the largest and most complex estimates in preparing our consolidated balance sheet. Loss and LAE reserves represent our best estimate of our ultimate liability for losses and LAE that occurred prior to the end of each accounting period but have not yet been paid. Because our insureds and claimants typically notify us within a short time after an accident has occurred, our ultimate liability under our policies for losses and LAE generally emerges in a relatively short period of time. In some cases, however, the period of time between the occurrence of an insured event and the final settlement of a claim may be several years, and as time passes, it often becomes necessary to adjust the estimated loss and LAE reserves either upward or downward based on favorable or unfavorable developments.

When claims are reported to us, we record an estimated liability for losses that will ultimately be paid to settle the claims, which we refer to as case reserves. In addition, since losses are not always reported when they occur, we supplement these case reserves with estimated liabilities for losses that have occurred but have not been reported to us and with estimated liabilities for future expected developments on case reserves, which we refer to as incurred-but-not-reported (“IBNR”) reserves. We also establish bulk LAE reserves for expenses that we expect to incur in the future to settle claims, and bulk amounts for anticipated salvage and subrogation amounts we expect to receive in the future. Bulk amounts for anticipated salvage and subrogation are netted against case reserves.

The following table sets forth our net estimated liability for losses and LAE, allocated among case, IBNR and LAE reserves for the years ended December 31, 2018 and 2017.

	Case	IBNR	LAE	Total Loss and LAE Reserves
	($ in thousands)
As of December 31, 2018	$89,902	$19,513	$20,073	$129,488
As of December 31, 2017	80,940	18,921	22,192	122,053

As the ultimate liability for losses and LAE relating to both reported and unreported claims is relatively unknown until final settlement, we record our best estimates, which are primarily based on historical loss experience adjusted for changes in estimates and assumptions about frequency and severity trends, settlement patterns, policy limit provisions and many other factors. We use an independent, third-party actuarial consultant, together with our own experience, estimates and assumptions, to determine our best estimates of loss and LAE reserves at the end of each year.

On a quarterly basis, we conduct internal reserve reviews of various segments of loss and LAE using historical loss and LAE payment and reporting patterns to estimate ultimate losses and LAE. As part of these quarterly reviews, we perform various calculations to estimate average frequency and severity of features. Each claim is divided among its features, which represent individual liabilities to various parties for each claim. Frequency represents the number of features per earned car year, which is each year for which we recognize premiums earned for a given vehicle, and severity represents the average cost per feature. Management then evaluates the information and assumptions for reasonableness to select the carried reserve. Management utilizes these quarterly reserve reviews and considers other factors to prepare its best estimate of loss and LAE reserves at the end of each period. The process for establishing the ultimate liability for unpaid losses and LAE is inherently uncertain and complex, requiring the use of informed estimates and assumptions. Estimates of loss and LAE reserves are subject to variation due to factors such as inflation, economic developments, feature settlement patterns, regulatory and legislative activity and litigation trends. Also, key assumptions are made regarding future feature emergence, the future impact of inflation, amounts that may be collected from subrogation and salvage and the percentages of features that will close with and without payment. Changes in our estimates or assumptions could result in materially different amounts being reported as reserves. Periodically, we make necessary changes in our estimates and assumptions as experience develops or as new information becomes known. Such changes result in decreases or increases, as applicable, in loss and LAE in the period in which changes to the estimates or assumptions are implemented. Accordingly, the actual losses and LAE paid in the future may differ materially from the reserves we have recorded. We do not discount reserves. For further discussion, see “Business—Loss Adjustment.”

In many cases, we use multiple estimation methods based on the particular facts and circumstances of the claims and liabilities being evaluated, resulting in a range of reasonable estimates for reserves for losses and LAE. We use these range analyses to test whether previously established estimates are reasonable given available information. If our reported values are closer to the end points of a range of reasonable estimates, we often subject them to further detailed reviews. These reviews may substantiate the validity of management’s reported estimates or lead to a change in the reported estimates.

The exact boundaries of these estimated ranges are more qualitative than quantitative in nature, as no clear lines of demarcation exist to determine when the set of underlying assumptions for any given estimation method ceases to be reasonable and becomes unreasonable. As a result, we do not believe that the end points of these ranges are or would be comparable across companies. Furthermore, actual results may differ materially from the estimates and assumptions used in preparing our financial statements.

Sensitivity analysis. Establishment of appropriate loss and LAE reserves is an inherently uncertain process. Our currently established loss and LAE reserves, which are based on our key assumptions regarding frequency and severity trends, may not prove to be accurate. Some factors that may impact these assumptions in future periods include governmental actions, including court decisions interpreting existing laws, regulations or policy provisions, developments related to insurance policy claims and coverage issues, changes in claims handling procedures, favorable or unfavorable outcomes in pending legal claims and the impact of inflation and other economic factors on insurance claims. Accordingly, we believe that there is a reasonable expectation of increases or decreases in our estimated unpaid feature frequencies and severities, with the largest potential changes occurring in the most recent accident years. To the extent that our loss and LAE reserves are inadequate because of changes to these assumptions and are increased, the amount of the increase is treated as a charge to earnings in the period that the deficiency is recognized. To the extent that loss and LAE reserves are redundant because of changes to these assumptions and are reduced, the amount of the reduction is credited to earnings in the period the redundancy is recognized.

The highest degree of uncertainty in establishing loss and LAE reserves is associated with reserves for the current accident year since the current accident year contains the greatest proportion of losses that have not been reported or settled and we must estimate these elements as of the current reporting date. The following table displays the impact on our net income if our estimates of future losses and LAE for the 2018 accident year were to increase or decrease by the amount indicated as of December 31, 2018:

Change in Losses and LAE for 2018 Accident Year	Impact on Net Income, Net of Tax
(3)%	$6,019
(1)%	$2,006
1%	$(2,006)
3%	$(6,019)

Loss and LAE reserve development. The amount by which estimated losses differ from those previously reported for a period is known as “development.” Development is unfavorable when the losses ultimately settle for more than the amount previously reserved or subsequent estimates indicate a basis for reserve increases on previously recorded but unresolved features. Development is favorable when losses ultimately settle for less than the amount previously reserved or subsequent estimates indicate a basis for reducing loss and LAE reserves on previously estimated but unresolved features. We reflect favorable or unfavorable development of loss and LAE reserves in the results of operations in the period the estimates change.

For the year ended December 31, 2018, our net incurred losses and LAE for prior accident years developed favorably by $1.9 million. During 2018, we increased our estimate of ultimate losses for prior accident years by $1.8 million and decreased our estimate of ultimate LAE for prior accident years by $3.7 million. This net favorable development was approximately 1.5% of the prior years’ reserves for unpaid losses and LAE. The net decrease in the prior years’ estimates is a result of ongoing analysis of recent loss and expense trends. The decrease in the prior years’ estimated LAE is primarily a result of lower than expected costs to adjust and close claims for accident years 2017 and 2016. The increase in estimated losses for prior years is primarily a result of greater than expected severity of bodily injury claims for accident years 2017 and 2016.

For the year ended December 31, 2017, our net incurred losses and LAE for accident years 2016 and prior developed unfavorably by $2.5 million. This unfavorable development was primarily due to ongoing analysis of recent loss and expense trends. The increase in estimated losses for prior years of $5.3 million was primarily a result of both liability feature frequency and severity for accident year 2015 and 2016 being above previously projected levels. That increase was partially offset by a decrease in prior years’ estimated LAE of $2.8 million, which was primarily the result of lower than expected costs to adjust and close claims for prior years and lower defense and containment costs per feature on accident years 2013 to 2016.

Valuation of Investments

In accordance with ASC No. 320, Investments—Debt and Equity Securities, our investments are recorded at fair value and are typically based on publicly available quoted prices. From time to time, the carrying value of our investments may be temporarily impaired. We do not adjust the carrying value of any investment unless management determines that the deterioration in value is other than temporary.

We conduct quarterly reviews to assess whether the value of our investments is impaired and if any impairment is other than temporary. When assessing whether impairment of a fixed maturity security is other than temporary, we consider at a minimum (1) interest rates; (2) the credit quality of the investment; (3) the duration and severity of the impairment; (4) our ability and intent to hold the investment until maturity or a period of time sufficient to allow for recovery in the market value; (5) the financial condition, future prospects and estimated future cash flows of the issuer; and (6) overall economic and market conditions. When assessing equity securities for impairment, we consider at a minimum (1) the duration and severity of the impairment; (2) whether the decline appears to be related to general market fluctuations or more industry or issuer-specific; and (3) the financial condition and future prospects of the issuer. In addition, our assessments include consultations with asset managers, the use of recent financial data, and other third-party data we deem reliable, such as agency ratings and analyst buy/sell/hold recommendations and earnings estimates.

If we determine that the value of any investment is other-than-temporarily impaired, we record a charge against earnings in the amount of the impairment and write down the carrying value of the investment to its current fair value. We recognized less than $0.1 million in impairment charges included in net realized gains and losses on investments for each of the years ended December 31, 2018 and 2017.

In addition to the quarterly valuation reviews described above, we continually monitor developments affecting our invested assets, paying particular attention to specific events that might give rise to impairment write-downs. Further realized losses from impairments within the portfolio during 2018 are possible if economic and financial conditions change. Our assessment of a temporary decline in fair value includes our current judgment as to the financial position, future prospects and future cash flows of the entity that issued the investment security. If our judgment changes in the future, we may ultimately recognize a realized loss after having originally concluded that the decline in fair value was temporary. See “—Investments” above for further discussion and analysis with respect to securities in an unrealized loss position as of December 31, 2018 and 2017. See Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for further discussion regarding our investments.

Share-Based Compensation

We account for share-based employee compensation plans under the recognition and measurement provisions of ASC 718, Compensation—Stock Based Compensation. These provisions require our grants of options and RSUs to employees to be initially measured based on the grant date fair value of the awards. SARs granted to employees are initially measured at intrinsic value. We classify share options, RSUs and SARs as liabilities which are required to be subsequently remeasured each reporting period. The fair value of RSUs are measured using an estimated value of our common shares. The fair values of options are measured using a Black-Scholes option pricing model. We use the intrinsic value method for SARs, which includes the estimated value of our common shares as an input. The resulting expense is recognized on a straight-line basis over the period during which the employee is required to perform services in exchange for the award. Changes in value (regardless of method used) that occur during the requisite service period are recognized as compensation cost over that period. The awards are remeasured each reporting period such that the percentage of the value that is accrued as compensation cost is adjusted to equal the percentage of the requisite service that has been rendered at that date.

The fair value-based and intrinsic value methods depend on an estimate of the value of our common shares. As there is no existing public market for our common shares, the value is modelled by a third-party valuation specialist. The common share value is sensitive to changes in free cash flow, market multiples and discount rate assumptions, among other factors.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of business, we are exposed to market risk, which is the risk that we will incur losses due to adverse changes in market rates and prices. We have exposure to market risk through our investment activities and, to a lesser extent, our financing activities. We believe that we are principally exposed to three types of market risk: interest rate risk, credit risk and equity price risk.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed maturity investments and from our financing activities.

Investments. The fair value of fixed maturity investments in our portfolio is impacted directly by changes in market interest rates. As interest rates rise, the fair value of fixed maturity investments commonly falls, and the converse occurs when interest rates fall. We attempt to limit interest rate risk by managing duration to a defined range and by purchasing securities with maturities of varying lengths to achieve our duration target of five years with a tolerable range of one year longer or shorter. We were within this range as of December 31, 2018.

The following table shows the interest rate sensitivity of fixed income financial instruments in our portfolio measured in terms of fair value as of December 31, 2018:

	-100 Basis Point Change	Fair Value	+100 Basis Point Change
	($ in thousands)
Fixed maturities	$228,301	$219,647	$210,730

Debt. We are also exposed to interest rate risk through our outstanding long-term debt. Because our junior subordinated debentures have a floating interest rate, we are exposed to the effects of changes in the prevailing interest rate. At December 31, 2018, we had $13.4 million outstanding under our junior subordinated debentures, at a variable interest rate of 6.5%. A 1.0% change in the prevailing interest rate on our floating rate junior subordinated debentures would have resulted in a corresponding interest expense fluctuation of approximately $0.1 million for 2018, assuming that all of such debt was outstanding for the entire year.

Credit Risk

Credit risk is the risk that we will incur economic losses due to changes in the financial solvency of the issuers of the securities that we purchase. Our exposure to credit risk primarily results from our holdings of fixed maturity investments.

Investments. We attempt to manage the credit risk from our investment portfolio through issuer and industry diversification. We regularly monitor our overall investment results and review compliance with our investment objectives and guidelines. Our investment guidelines include limitations on the minimum rating of debt securities in our investment portfolio, as well as restrictions on amounts that we can invest in securities of a single issuer. The quality distribution of our fixed maturity investments as of December 31, 2018 was as follows:

Standard & Poor’s Rating	Amortized Cost	Fair Value	% of Total at Fair Value
	($ in thousands)
AAA	$43,698	$43,450	19.8%
AA	114,034	113,703	51.8
A	38,975	39,046	17.8
BBB	21,159	20,988	9.6
BB	2,023	2,051	0.9
CCC	5	5	0.0
C	8	8	0.0
Not rated	202	396	0.1
Total	$220,104	$219,647	100.0%

Equity Risk

Equity risk is the risk that we will incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices primarily results from our holdings of common stocks, mutual funds and other equities. As of December 31, 2018, approximately 12% of our investment portfolio was invested in equity securities and exchange traded funds. We assess our exposure to adverse changes in equity prices using a variety of methods. One such method is to estimate the potential impact that a 10% hypothetical decline in the market prices of all equities would have on our equity investments. We estimate that such a hypothetical decline would decrease the market value of our equity investments by approximately $3.5 million based on our equity positions as of December 31, 2018.

Effects of Inflation

We consider the effects of inflation in pricing and in establishing loss and LAE reserves for unpaid claims and claim expenses. The actual effects of inflation on our results cannot be accurately known until claims are ultimately settled. In addition to general price inflation, we are exposed to upward trends in the cost of judicial awards for damages. We take this into account in our pricing and when establishing loss and LAE reserves. We do not believe that inflation has had a material effect on our results of operations in recent years, except insofar as inflation may affect interest rates and claim costs.

Non-GAAP Financial Measures

Adjusted return on equity, adjusted net income and adjusted combined ratio are non-GAAP financial measures that we use to evaluate our financial performance. Non-GAAP financial measures should be considered supplementary to our results that are presented in accordance with GAAP and should not be viewed as a substitute for the GAAP measures.

We believe that adjusted net income and adjusted combined ratio are important supplemental measures of operating performance because:

•	We believe that these measures are frequently used by securities analysts, investors and other interested parties in their evaluation of insurance companies, many of which present these measures when reporting their results;
•	We believe that these measures are helpful in highlighting operating trends, because they exclude the results of factors or decisions that are outside the control of management and that can differ significantly from company to company and from period to period; and
•	Our results may vary significantly from period to period due to unpredictable or unusual events or due to gains or losses that we do not believe reflect our core operating performance, and these items may have a disproportionate effect in a given period, affecting comparability of our results.

Adjusted net income and adjusted combined ratio are not measures of financial performance under GAAP and should not be considered as alternatives to net income, combined ratio or any other performance measure derived in accordance with GAAP. The use of adjusted net income instead of net income and adjusted combined ratio instead of combined ratio have limitations as analytical tools.

Management compensates for these limitations by relying primarily on our GAAP results and by using adjusted net income and adjusted combined ratio as supplements to provide a more complete understanding of the factors and trends affecting our business than GAAP results alone. Because not all companies use identical calculations, our presentation of these measures may not be comparable to other similarly titled measures of other companies, limiting their usefulness as comparative measures.

Financial data for the years ended December 31, 2016, 2015, and 2014 have been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated financial statements for these periods have been audited under different audit standards than our financial statements for the years ended December 31, 2018 and 2017 included elsewhere in this prospectus. As a result, our financial data for the years ended December 31, 2016, 2015 and 2014 may not be comparable to our financial data for the years ended December 31, 2018 and 2017.

Adjusted return on equity is calculated as adjusted net income divided by average shareholders’ equity. Adjusted net income represents net income as adjusted for the items presented in the table below. A reconciliation of net income to adjusted net income is as follows:

	Year Ended December 31,
	2018	2017	2016	2015	2014
	($ in thousands)
Net income	$20,152	$19,013	$11,915	$13,688	$18,217
Elimination of discontinued distribution channel(1)	(288)	2,167	8,376	1,166	—
Net realized (gains) losses on investments(2)	(416)	(2,279)	(594)	2,120	(190)
Proceeds from company-owned life insurance(3)	—	(4,000)	—	—	—
Non-cash executive compensation(4)	1,722	2,827	210	470	1,102
Other executive compensation(5)	3,773	532	808	168	5,646
Tax effect of adjustments(6)	(1,006)	(1,136)	(3,080)	(1,373)	(2,295)
Adjusted net income	$23,937	$17,124	$17,635	$16,239	$22,480
(1)	Represents the elimination of the impact on our pre-tax income of our independent agency channel business, which began operations in 2015 and ceased operations in 2017.
(2)	Represents the cumulative amount of realized gains and losses resulting from sales of our investment securities as well as changes in the value of our company-owned life insurance (“COLI”) assets. We typically hold our fixed maturity investments until maturity and hold other investments as long-term investments, and we do not typically rely on sales of investments prior to maturity as part of our investment strategy. COLI assets are not part of our core investment activities that provide funds to meet our insurance obligations to customers. While realized investment gains and losses are material to our operations over the long term, the determination to realize investment gains or losses in any period may be subject to management’s discretion and is independent of the insurance underwriting process. We believe that the level of realized investment gains or losses and changes in the value of our COLI assets for any particular period may not fully or accurately indicate the performance of our ongoing underlying business operations in that period. Accordingly, we include an adjustment in our calculation of adjusted net income for realized gains and losses from sales of investments and changes in COLI assets.
(3)	Represents benefits from COLI policies taken out by us relating to certain of our executive and former executive employees received upon the death of the insured executive.
(4)	Represents non-cash share-based compensation expense for awards issued under our non-qualified compensatory share compensation plan and other non-cash executive long-term incentive compensation expense accruals. For more information about our long-term incentive compensation program, see “Executive and Director Compensation” and Note 1 to our consolidated financial statements included elsewhere in this prospectus.
(5)	Represents other executive compensation expense recognized and paid, including expenses related to the termination of our 2006 Incentive Equity Plan in 2014, certain cash bonuses paid to our CEO, and certain cash bonuses paid to holders of options issued under our current share option plan.
(6)	Represents the accumulated tax impact from the above adjustments. The federal statutory rate enacted for the applicable year was applied to all adjustments with the exception of the proceeds from COLI, which are not taxed for federal income tax purposes.

Adjusted combined ratio represents the combined ratio as adjusted for the items presented in the table below. A reconciliation of adjusted combined ratio to combined ratio is as follows:

	Year Ended December 31,
	2018	2017	2016	2015	2014
	($ in thousands)
Combined ratio	95.3%	95.2%	98.5%	98.4%	97.8%
Elimination of discontinued distribution channel(1)	0.1%	(0.6)%	(3.0)%	(0.5)%	0.0%
Proceeds from company-owned life insurance(2)	0.0%	1.2%	0.0%	0.0%	0.0%
Non-cash executive compensation(3)	(0.5)%	(0.8)%	(0.1)%	(0.2)%	(0.4)%
Other executive compensation(4)	(1.0)%	(0.2)%	(0.3)%	(0.1)%	(1.9)%
Adjusted combined ratio	93.9%	94.8%	95.1%	97.6%	95.5%
(1)	Represents the elimination of the impact on our combined ratio of our independent agency channel business, which began operations in 2015 and ceased operations in 2017.
(2)	Represents benefits from COLI policies taken out by us relating to certain of our executive and former executive employees received upon the death of the insured executive.
(3)	Represents non-cash share-based compensation expense for awards issued under our non-qualified compensatory share compensation plan and other non-cash executive long-term incentive compensation expense accruals. For more information about our long-term incentive compensation program, see “Executive and Director Compensation” and Note 1 to our consolidated financial statements included elsewhere in this prospectus.
(4)	Represents other executive compensation expense recognized and paid, including expenses related to the termination of our 2006 Incentive Equity Plan in 2014, certain cash bonuses paid to our CEO, and certain cash bonuses paid to holders of options issued under our current share option plan.

BUSINESS

Company Overview

We are an established and growing direct-to-consumer personal automobile insurance company. We primarily sell liability insurance at states’ minimum financial responsibility limits in order to provide access to affordable personal automobile insurance to consumers who depend on their cars to reach their jobs and take care of their families. Our consumers prioritize flexibility and convenience, are budget-conscious and are generally underserved by the traditional insurance industry. We have developed and refined an approach that enables consumers to access our products anytime and anywhere, provides greater purchase, payment and policy maintenance flexibility, enables efficient claims management and leads to overall customer satisfaction. We provide our customers a convenient self-service platform to manage their policies online and through our mobile application, while offering the ability to cease and resume coverage over a longer reinstatement period relative to our competitors without a burdensome re-application process. Our sophisticated data analytics capabilities enhance our ability to efficiently reach and segment consumers, continually calibrate pricing and policy terms and shorten management decision cycle times in order to rapidly adapt our product offering to evolving market conditions and consumer demand.

We believe we are well-positioned to capitalize on the secular shift in consumer behavior towards shopping online for insurance and purchasing directly from carriers, and have invested significantly in developing our online and mobile capabilities. As a result of this investment, we have experienced strong growth in the number of visitors to our websites, which increased by over 100% between 2013 and 2018, and the number of downloads of our mobile application, which increased by over 250% between 2014 and 2018. During the year ended December 31, 2018, we generated nearly 90% of our quotes online, including approximately 65% on mobile devices, and wrote approximately 55% of our new policies in a fully automated manner through our digital platforms. To complement our online and mobile platforms, we also have 24/7/365 physical and virtual contact centers with licensed insurance professionals to remotely assist our consumers with their specific insurance needs. By implementing a distribution strategy centered on our online and mobile capabilities, we have differentiated ourselves from many personal automobile insurance companies that typically utilize brick and mortar stores as the main point of contact with prospective and existing customers.

In 2012, we hired Ronald H. Davies, our current President and Chief Executive Officer, and implemented a new strategy for our company aimed at reaching a broader universe of consumers while continuing to drive operating profitability. With an expanded management team, we established an organizational structure designed to empower product managers to make rapid marketing and pricing decisions in their respective regions. This initiative, together with building a more data-driven analytical culture, has dramatically shortened management decision cycle times. We also further developed our data and information technology infrastructure, improving data quality and velocity, and built online and mobile capabilities while controlling operating expenses.

With this change in strategy, we have grown our business and generated attractive returns. Our premiums earned grew 11.6% from $338.6 million in the year ended December 31, 2017 to $377.9 million in the year ended December 31, 2018. During the same time period, the overall U.S. automobile insurance market grew    %, according to S&P Global Market Intelligence. For the year ended December 31, 2018, our combined ratio, which is the ratio of losses and expenses to premiums earned, was 95.3%, which compares favorably to the overall U.S. automobile insurance industry average combined ratio of    %, according to S&P Global Market Intelligence. For the year ended December 31, 2018, our return on equity was 10.7% and our adjusted return on equity was 12.7%. We calculate adjusted return on equity as adjusted net income divided by average shareholders’ equity. See “Prospectus Summary—Summary Historical Financial and Other Data” for a calculation of our adjusted return on equity and for a reconciliation of adjusted net income to net income in accordance with GAAP.

Competitive Strengths

We benefit from the following key competitive strengths:

Expertise in Direct-to-Consumer. We believe we are well-positioned to benefit from the growing demand for click-to-buy personal automobile insurance coverage and have made significant investments to develop a technology-oriented, direct-to-consumer platform that we believe is at the forefront of our industry. Substantially all of our revenues are generated through our direct-to-consumer platform. As consumer adoption of technology has accelerated and required insurers to engage with consumers in the consumer’s preferred media and format, our online presence has proven essential in winning customers, and we believe our direct-to-consumer platform provides us with a significant competitive advantage to support future growth with minimal incremental infrastructure investment.

Deep Understanding of Consumer Base. Over our 26-year history, we have developed a deep understanding of our consumer base. Our customers are budget-conscious and value the flexibility and convenience our automobile insurance products provide, including ease of starting and stopping coverage and the ability to manage their policies through our mobile application. Our consumer base includes, among others, people who depend on their cars to reach their jobs and take care of their families but who are unable to purchase more than minimum limits coverage, as well as singles and families who are starting out or starting over and seniors on fixed incomes. Our experience with and understanding of these consumers have helped us provide the right coverage at appropriate prices, positioning us to be their ideal automobile insurance partner.

Unmatched Focus on Customer Experience. We set ourselves apart by furnishing “three minute quotes” and 24/7/365 online payment and endorsement features, as well as access to contact centers. Our website, www.safeauto.com, offers online quotes and click-to-buy coverage, allowing consumers to understand and access the appropriate insurance coverage for their needs. Our mobile application, developed in 2013 and installed by over 100,000 customers in 2018, allows customers to make payments easily and show proof of insurance on-the-go. In addition, our highly experienced claims staff directly manages the claims process and focuses on efficiently investigating and settling all covered claims promptly and thoroughly.

Strong Brand Recognition. We believe that our brand is an important differentiating factor in reaching our consumers. We continue to invest significantly in brand advertising, marketing our products directly through digital media, television and radio to capture more business through a higher share of total media advertising. We have established a particularly strong presence and brand name in our home market of Ohio, where we had approximately 85% aided brand awareness (or recognition of our company when consumers are given a list of insurance brands) according to a 2017 Brand Awareness survey of our consumer base conducted by Research Now ISS, and our aided brand awareness in our other core markets of Pennsylvania, Kentucky and Indiana ranged from 70–80%, according to the same survey. Over the past 15 years, we have invested over $100 million in media spending in each of Ohio and Pennsylvania, over $40 million in each of Indiana and Kentucky and over $300 million in the other states in which we operate. We believe our brand awareness in those remaining states is growing steadily as a result of our investment in media spending.

Data-Driven Analytical Culture Within an Agile Organizational Structure. Our data-driven culture and analytical capabilities empower employees throughout our organization to act responsively by adjusting pricing, underwriting and media spending in order to adapt quickly to local market conditions. Our senior management team has extensive experience in the insurance industry, averaging nearly 20 years of experience, and has demonstrated an ability to grow and profitably operate personal automobile insurance businesses as part of both public and private companies. Together, we focus on continued improvements in data availability, data velocity and analytical talent to drive business outcomes and accelerate management decision cycles. Our current management team has led a complete rewrite of our data warehouse and analysis systems, has aggressively hired analytic talent and has deployed a number of other key technology initiatives to upgrade our IT platforms. As a result, we are able to analyze a large amount of data to understand the performance of our products for each customer group, which in turn helps us create and refine predictive models to assess appropriate pricing strategies.

Business and Growth Strategies

Our objective is to achieve profitable growth and increase shareholder value through the following key strategies:

Capitalize on Our Direct-to-Consumer Online and Mobile Capabilities. We intend to continue focusing on the direct-to-consumer channel, which benefits from the secular shift in consumer behavior toward shopping online and which has grown its share of the overall market. We believe personal automobile premiums will increasingly be sourced through direct-to-consumer channels, which should benefit mobile and online platforms such as ours. The number of unique visitors to our website increased over 100% from 2013 to 2018. Over the same period, the number of online quotes we provided increased nearly 250%. Online quotes represented over 85% of the total quotes we provided in 2018, up from 60% in 2013. Downloads of our mobile application have also steadily increased, and we had more than triple the downloads in 2018 compared to 2014 following the development of the application in 2013.

Accelerate Our Media Strategy. We regard our ability to run marketing campaigns in national and local media as a core competency. We believe that investing in national, local and digital media is important and effective for increasing brand awareness, particularly as media markets have become nationally focused and multi-format in nature. In 2018, approximately half of our media spending was invested in national media and digital media, a significant increase since 2012, when over 90% of our media spending was invested in local media. Our marketing strategy has resulted in over a 150% increase in our quote volume between 2014 and 2018. By growing and optimizing our spending in national media, we believe we can further increase brand awareness and capture market share.

Expand Our Presence in Existing States. We believe we have a competitive advantage in our existing states, given our strong brand awareness, local media knowledge and deep understanding of consumers. Our objective is to profitably increase our market share in these states by further optimizing media spending, customer segmentation and product pricing. Given our regional scale, established presence and in-force insurance policies, we believe we are well-positioned to grow in our existing states through additional and increasingly targeted media spending without otherwise incurring significant incremental operating costs, thereby enhancing margins and profitability.

Expand into New States. Based on our increased focus on national media, we believe that expansion beyond the 17 states in which we currently issue coverage has become more economically attractive. We intend to proceed prudently with state expansion, given the different legal frameworks and competitive dynamics in each state. While maintaining a selective approach, we have identified and taken measures to enter a limited number of new states, including California, that represent attractive opportunities for expansion, as we believe our direct-to-consumer distribution platform offers an opportunity in these states to increase premiums earned by increasing media spending and leveraging our strong brand awareness.

Continued Focus on Profitability. Over the past 26 years, we have been profitable in all but three years. As we seek to expand, we will continue to focus on profitability by leveraging our data-driven approach to pricing, claims handling and expense management and our ability to react quickly to market conditions. In addition, we intend to continue to invest in technology to drive further automation and operating efficiencies across all of our processes, including underwriting, policy processing, accounting, collections and claims handling.

Capture Additional Revenues. To better serve consumers seeking additional offerings, we have launched a retail agency platform focused on distributing other insurance products underwritten by strategic partners. This platform caters to consumers who are seeking additional insurance offerings, such as rental dwelling insurance, homeowners insurance, motorcycle insurance and commercial automobile insurance. By leveraging our data analytics and consumer insights capabilities, we have also begun to capture additional revenues from selling leads to third parties, and we believe we can grow this revenue stream going forward.

Market Opportunity

Personal automobile insurance is the largest line of property and casualty insurance in the United States, accounting for $232 billion of direct premiums written, or approximately 36% of the $638 billion of total property and casualty insurance direct premiums written, in 2017. Personal automobile insurance provides coverage to drivers for liability to others for bodily injury and property damage, and for physical damage to an insured’s own vehicle from collision and other damage.

Historically, personal automobile insurance companies utilized brick and mortar stores as the main point of contact with prospective and existing customers, with policies sold through a network of either independent or exclusive agents. In recent years there has been a steady increase in the number of policies sold through the direct-to-consumer distribution channel. This channel consists of selling insurance policies to consumers without agent intermediation, primarily on a self-service basis via websites accessed on computers, tablets, mobile phones or other devices, as well as via call centers. This channel is also referred to as the “direct response distribution channel.”

According to S&P Global Market Intelligence, personal automobile direct premiums written through the direct response distribution channel grew from $43 billion in 2013 to $63 billion in 2017, a 10% compound annual growth rate (“CAGR”), while total personal automobile direct premiums written grew from $182 billion in 2013 to $232 billion in 2017, a 6% CAGR. Total property and casualty insurance direct premiums written grew from $539 billion to $638 billion, a 4% CAGR during the same period. We believe that the higher growth in the direct response distribution channel reflects an ongoing secular shift in consumer behavior toward shopping online, including for insurance, and purchasing insurance directly from carriers without agent intermediation. We expect these trends to continue in the future.

Forty-nine states and the District of Columbia require drivers to carry some form of personal automobile insurance. However, according to the most recent study by the Insurance Research Council published in 2017, the countrywide uninsured motorist rate, measured as the percentage of car accidents in 2015 that involved uninsured drivers across all states, was 13%. According to the study, the corresponding uninsured motorist rate for the states in which we currently operate as a carrier was also 13%. State authorities across the country have implemented measures focused on reducing uninsured driving, through either new legislation or increased enforcement of existing regulations, such as requiring drivers to show proof of insurance in order to register their cars or imposing fines on uninsured drivers. However, the uninsured motorist rate has remained practically unchanged over the last decade. We view this pool of uninsured motorists as a significant market opportunity for us and expect more of these uninsured motorists to purchase a policy from us.

Approximately 70% of our new customers in 2018 did not have an active personal automobile insurance policy at the time they bought a policy from us. We believe that consumers who were previously uninsured chose Safe Auto largely because of our product offerings and our ability to efficiently provide service to these relatively “high touch” customers, who particularly value the purchase, payment and policy maintenance flexibility and convenience that we provide. We believe that we are well positioned to continue to attract and service these consumers. We believe that the factors discussed above also position us well to expand our market share, as consumers who have an active personal auto insurance policy with our regional and national competitors switch to Safe Auto.

History

We were founded in 1993 in the State of Ohio as an insurance holding company. For over 26 years, we have specialized in issuing personal automobile insurance coverage through our differentiated direct-to-consumer model. Since inception, we have targeted U.S. consumers seeking affordable personal automobile liability and automobile physical damage coverages. Over this period, we have developed a deep understanding of our consumer base and have expanded the states in which we issue coverage from one to 17 states.

Beginning in 2012, we began expanding our management team and hired a number of seasoned insurance, marketing and product executives, including our current President and CEO, to help us implement a new growth strategy aimed at reaching a broader universe of consumers while continuing to drive operating profitability. Since then, we have developed a robust, analytical culture to improve our pricing sophistication, systems and claims capabilities and to empower our managers to make real-time, data-driven pricing and marketing decisions. Over this period, we also invested in our technology infrastructure and built out our online and mobile capabilities, enabling us to interact with consumers through multiple contact points and maximize our ability to capture demand. In 2013, we launched a free mobile application for our policyholders and continue to focus on serving our policyholders and engaging with consumers when, where and how they want.

Products

Our core business involves issuing personal automobile insurance coverage in the 17 states in which we currently issue coverage, which include Arizona, California, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas and Virginia. The percentage of our premiums earned that relate to policies issued to customers in our core markets of Ohio, Pennsylvania, Kentucky and Indiana was 20.0% ($75.6 million), 15.3% ($57.6 million), 13.0% ($49.2 million) and 9.5% ($35.9 million), respectively, for the year ended December 31, 2018. We have a long operating history and have invested significant resources in each of these core markets, resulting in our high brand awareness, strong competitive positioning and deep knowledge of the legal and regulatory frameworks in these states.

We cater to budget-conscious consumers seeking a cost-effective personal automobile insurance policy that complies with state automobile insurance requirements. We believe affordable access to personal automobile insurance is especially important to our customers, who are often unbanked or under-banked, possess few assets and depend on their cars to reach their jobs and care for their families. Today, we primarily sell liability insurance at states’ minimum financial responsibility limits. However, we also market and sell automobile physical damage coverages and other ancillary coverages, including comprehensive, collision, roadside assistance, towing and accidental death coverage, where available.

In order to better serve customers seeking other offerings, we launched a retail agency platform on our website and through our contact centers that focuses on distributing insurance products underwritten by other insurance providers. We currently offer our agency platform in the 17 states in which we issue coverage and an additional 11 states, including Alabama, Arkansas, Colorado, Florida, Maryland, Michigan, Nevada, New Jersey, New York, West Virginia and Wisconsin. This platform caters to consumers who are seeking automobile insurance as well as additional insurance offerings, such as rental dwelling insurance, homeowners insurance, motorcycle insurance and commercial insurance. We offer an array of insurance products through our retail agency channel, some as an agent for six other insurers and some on a referral basis, whereby we are paid a fee for referring customers to other insurance providers.

Customer Acquisition

We primarily offer direct-to-consumer personal automobile insurance through our website and contact centers. As such, we rely heavily on brand awareness and advertising to generate product sales. We advertise to consumers through a coordinated media strategy that combines marketing in national media with establishing a targeted digital presence and undertaking local marketing campaigns to promote awareness of our brand in a variety of formats. We sell personal automobile insurance directly to consumers through our website, as well as through physical and virtual contact centers. We target our efforts to generate demand within our markets among consumers that self-identify with our target customer base or have an awareness of or affinity for our brand when it is presented against other insurers or brands.

Our direct-to-consumer model responds to the demands of consumers to interact directly with businesses in today’s world. Instead of focusing on fostering a one-on-one relationship with an agent or broker, we focus on developing direct relationships with consumers and prospective customers through virtual experiences via our website, online quoting, mobile application and other communications, such as social media and text messages, as well as through live agents in our contact centers. Our contact centers include both physical contact center locations and virtual contact center support from employees who work remotely.

Once our consumer demand creation efforts generate awareness of our brand, we focus our efforts on demand capture. When a prospective customer reaches out to us, that prospect generally seeks quotes and compares our products against those of other insurers. Prospective customers conduct this research through a variety of media. For many prospective customers, we believe that the primary means of automobile insurance research is through internet search engines.

Our technologically-enhanced approach allows us to interact with consumers through multiple contact points. Unlike the traditional model of a single consumer contact point, we enhance the consumer experience and maximize demand capture by offering several channels through which a consumer may obtain a quote and interact with us. For example, consumers may begin their experience with us by clicking on a search engine ad, clicking to call straight into our physical or virtual contact centers, clicking on a live link to our website or seeing the 1-800-SAFEAUTO phone number listed online and calling directly from their phones. Our Customer Demand & Experience team focuses on analyzing consumer data and behavior in order to understand the pathways that consumers follow in their search for insurance products and to identify consumer similarities, preferences and financial profiles. Our team’s ability to analyze this information enables us to understand potential consumers earlier in the customer acquisition process. Because technological innovations are constantly evolving, consumers’ shopping processes also change over time. Accordingly, we focus on optimizing search engines, our mobile application and other demand channels on a continual basis.

Pricing

Our business philosophy is aimed at generating consistent returns through data-driven, expedient pricing discipline. We use a broad and flexible pricing model that enables us to provide coverage to a wide range of applicants. We rely on the efforts of both our Product Management (“PM”) team and our Research and Development (“R&D”) team to optimize our technology-driven, disciplined pricing strategy.

Product Management. Through our PM team, we continually monitor our operating profitability and opportunities for growth. Our product managers are accountable for the profitable growth of our business at the state level. We continually monitor demand generation, demand conversion, acquisition cost, retention and loss ratio by risk characteristic groupings, channel and acquisition methods, and we compare each category to expected performance on a calendar year, accident year and lifetime value measurement within that category. Based on these analyses, we then adjust marketing tactics and budgets and/or seek rate changes, with applicable regulatory approval, on a state-by-state basis. Backed by a flexible implementation infrastructure, our PMs are able to drive operating profitability by rapidly adjusting prices in response to local market conditions, constrained only by state authorizations.

While some states permit us to implement new rates on a use and file basis (meaning we implement the new rate prior to filing it with the state regulator) or file and use basis (meaning we file the new rate prior to use but implement the rate prior to approval), others require prior approval of rate changes. Our core states generally permit us to use new rates without prior approval, although in Pennsylvania and Kentucky we are required to receive prior approval if proposed rate changes exceed a certain threshold. We have generally been able to make pricing changes without regulatory hindrance or delay even when we are required to obtain prior approval. In our core states of Ohio, Indiana, Kentucky and Pennsylvania, for example, we have made on average nearly four rate changes in each state per year over the past four years. While we have occasionally modified our rate changes from the amount initially requested, we have rarely been denied rate changes and have not been required to issue refunds. See “—Regulation.”

Our PMs are experienced in various analytical and business disciplines. We believe that the diversity of their educational backgrounds and work experience enables us to develop more robust and varied business hypotheses, ultimately leading to more rigorous pricing analysis and decision-making.

Research and Development. Using a variety of statistical techniques, our R&D team leverages our extensive proprietary database and third-party data to build and refine risk segmentation models, develop new theories of pricing and produce state-level price indications that optimize returns on advertising investments across several criteria. Our R&D team works closely with our PM, Customer Demand & Experience and Product-IT teams to bring substantive changes to our risk segmentation models. In introducing a substantive new risk segmentation model to our business, our R&D team works together with our PMs to evaluate pricing model performance and state-specific regulatory constraints to optimize implementation.

Claims

Our claims department is composed of numerous industry veterans with extensive backgrounds in automobile insurance claims management and quality assurance. The department is fully integrated with our other business areas, including our data warehouse, and the core of our team is located at our headquarters in Columbus, Ohio. We do not utilize third-party claims administrators for claims processing. Our claims process typically begins with a first notice of loss that is received telephonically from a claimant by a representative. The calls between the claimant and representative are recorded, and the recorded calls are stored in the claims system and become the starting point for the claims process. Once initiated, our claims processes are highly sophisticated, employing advanced algorithms (for example, one that drives inspection methods for automobile physical damage) and heuristic methods during several phases of the claims process. Throughout the entire claims cycle, we focus on quality and repeatable outcomes. Our claims staff undergo extensive training, licensing in certain states, routine and specialized audits and regular management feedback.

We place a strong emphasis on delivering a positive customer experience and endeavor to provide timely and efficient claims resolution. Once claims are resolved, we focus on fast payment cycles and, in most cases, we are able to make payments with same day funds on the resolution date.

Loss Adjustment

Automobile accidents generally result in insurance companies paying settlements resulting from physical damage to an automobile or other property or injury to a person. Because our insureds and claimants typically notify us within a short time after an accident has occurred, our ultimate liability under our policies for losses and LAE, such as legal and other fees relating to the settlement of claims and the portion of general expenses allocated to claim settlements, generally emerge in a relatively short period of time. In some cases, however, the period of time between the accident and the final settlement of a claim may be several months or years, and during this period it often becomes necessary to adjust our loss reserve estimates either upward or downward as new information emerges.

We maintain reserves for the payment of claims (incurred losses) and expenses related to adjusting those claims. Our loss and LAE reserves consist of reserves for certain features that are incurred and reported, IBNR claims, loss adjustments and defense cost containment expenses, and uncollectible reinsurance, when appropriate.

Our claims personnel review each claim to assess whether it is covered and, if so, to form an initial view of its features, including scope of coverage, liability, injury severity or scope of property damage, and any other information considered pertinent to estimating the exposure presented by the claim. If the representative determines there is a sufficient level of severity, the representative establishes an initial reserve. In other cases, our system will set an initial reserve using an algorithm built around variables in the features as compared to similar claims in the past.

In addition to claim-based reserves, we maintain reserves for loss adjustment and defense cost containment, which includes fees paid to outside adjustors and legal counsel. However, some claims may take several years to resolve and develop over time. As a result, the liability for unpaid loss and LAE reserves includes significant estimates.

Our ultimate liability may be greater or less than current reserves. In the insurance industry, there is always the risk that reserves may prove inadequate. We continually monitor and update reserves using new information on reported claims and a variety of statistical techniques for various segments of coverages and the mix of states in which we offer insurance products. Anticipated inflation is reflected implicitly in the reserving process through analysis of current cost trends and a review of historical developments and trends. We do not discount our reserves for losses and LAE to reflect estimated present value.

For an analysis of our losses and LAE for the years ended December 31, 2018 and 2017 and of the development of our loss and LAE reserves, net of reinsurance, for the calendar years 2014 through 2018, see Note 5 to our consolidated financial statements included elsewhere in this prospectus.

Reinsurance

We reinsure the property-catastrophe portion of our business. Reinsurance involves an insurance company transferring (or “ceding”) a portion of its exposure on a risk to another insurer, known as the reinsurer. Our property catastrophe reinsurance reduces the financial impact of a catastrophe event involving multiple claims and policyholders. The ceding of liability to a reinsurer does not legally discharge the primary insurer from its liability for the full amount of the policies on which it obtains reinsurance. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement. Because of this retained risk, insurance companies often restrict their purchases of reinsurance to reinsurers with certain minimum ratings. Our reinsurer has an A.M. Best rating of A++ (Superior).

We have entered into a reinsurance contract with General Reinsurance Corporation on an excess of loss basis in which we retain an initial loss position on large weather-related catastrophe events up to a specified amount. This agreement includes a reinstatement provision that requires us to pay reinstatement premiums after a loss has occurred in order to preserve coverage. Including the reinstatement provision, the maximum aggregate loss recovery limit is $2.5 million.

At each annual reinsurance renewal point, when considering whether and to what extent we will continue to purchase reinsurance, we assess our risk appetite, exposure in geographic areas that are more prone to events that increase reinsurance pricing, the level of coverage sought, the size of our retention relative to our surplus and the pricing of reinsurance in the market.

Investments

Investment income is a component of our earnings. We collect premiums and hold a portion of these funds in reserves until claims are paid. We then invest these reserves. Our cash and invested assets consist of short-term investments, fixed maturity securities, equity securities (including exchange-traded funds) and alternative investments through LPs and LLCs. Our fixed maturity securities and equity securities are classified as “available-for-sale” and are carried at fair value, with unrealized gains and losses on these securities reported, net of tax, as a separate component of accumulated other comprehensive income (loss). Our cash and cash equivalents and total investments were $346.4 million at December 31, 2018.

Our investment objectives are (1) to preserve and grow capital and surplus in order to improve our competitive position and allow for the expansion of our insurance operations, (2) to ensure sufficient cash flow and liquidity to fund expected liability payments and otherwise support our underwriting strategy, and (3) to provide a reasonable and stable level of income. Our investment policy is to invest primarily in high-quality fixed maturity securities with a focus on preservation of capital and a secondary focus on maximizing risk-adjusted investment returns. Our investment policy is set by our board of directors, subject to the limits of applicable regulations. Our investment policy is designed to comply with the regulatory investment requirements and restrictions to which Safe Auto Insurance Company is subject. Our investment policy also imposes restrictions on concentrations of securities by sector, issuer and rating.

For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investments.”

Information Technology

The majority of our interactions with consumers begins online, and a majority of quotes are completed online, without human touch points during the entire process on our part. We have developed browser-enabled platforms that dynamically adjust to a consumer’s screen size to enable customers prospecting, quoting and binding of insurance from any size screen or device without requiring our intervention in the process. Customers are able to access their policy information, make payments, endorse their policies, cancel their policies and print or download proof of insurance cards online. These capabilities are available 24/7/365.

Our mobile application is available for download at the Apple App Store, Android App Store and on our website. Through the use of our mobile application, customers are able to address their policy needs as well as to make payments, elect paperless document delivery and show proof of insurance on-the-go.

We have recently deployed a number of technology initiatives designed to both enhance our product offerings and expand to other products and lines of business. These initiatives include:

•	re-writing our data warehouse (described below) and analysis systems to enhance our offerings;
•	introducing a new phone system to enhance our customer communications capabilities, with the potential to include omni-channel and SMS texting capabilities;
•	enabling electronic signatures in our proprietary policy administration system and claims administration system to give our customers (both insureds and claimants) the ability to electronically sign forms, releases and other items requiring signatures;
•	integrating our policy administration system rating engine with a third-party vendor to enable us to do simultaneous quotes of our products and those of other carriers who have appointed us as agents (currently, this capability is available in the 12 states that represent the bulk of our premium production);
•	integrating our web portal with those of other carriers in order to offer consumers additional products underwritten by other carriers, such as rental dwelling insurance, homeowners insurance, motorcycle insurance and commercial insurance through our website;
•	redesigning our online portal to enable consumers to receive a quote in three minutes or less; and
•	continually updating our mobile application, allowing customers to easily make payments and show proof of insurance on-the-go.

We intend to continue to invest in technology to enhance our ability to capture and analyze our data and enhance our repository of information to improve our decision making, products, pricing, ease of use and interactions with consumers and our customers. We refer to our main repository as our data warehouse. The design of our data warehouse permits us to capture a vast array of data from our consumer-facing systems, telephone systems and third-party data sources. Our data warehouse gives us flexibility to monitor and analyze our business by a variety of criteria, variables and segments, and in the aggregate. Our IT staff includes data scientists and employees with PhDs, degrees in computer science and experience in machine learning and artificial intelligence. We believe that the combination of our IT team, our analytical tools and data warehouse is one of our competitive advantages.

Competition

We compete with insurers that sell personal automobile insurance policies through captive agencies and independent agencies as well as with insurers that, like us, predominately sell such policies directly to their customers. Numerous firms actively compete with us for consumers, prospective customers, customers and retention of our insured. We believe that our competition comes not only from large national companies, but also from smaller specialty insurers and independent agencies that operate in a specific region or single state in which we also operate.

The competition for consumers requires that we compete for consumer traffic and ultimately for the customer’s purchase of an insurance product. Competition for consumer traffic on the front end is based on share of media voice in the market space, message, brand awareness and consideration. Competition for the insurance product purchase is based on price, terms and conditions of coverage and service.

We believe that the primary factors determining our competitive position vis-à-vis others in the industry are our brand, price, terms and conditions of coverage, our technological and data analysis capabilities, our online quoting capabilities and our availability 24/7/365. Our distribution strategy is based on mobile and online sales, as opposed to brick and mortar stores, and our technology enables prospective customers and customers to reach us by telephone or digitally.

Many of our competitors are significantly larger companies with more capital, greater resources and more advanced technology systems and processes than we have. We also face competition from technology companies and insurance start-up companies focused on using technology and innovation to alter business models. See “Risk Factors—Risks Related to Our Business—Intense competition could impair our ability to attract new customers, retain existing customers or successfully enter new markets.”

Regulation

We are primarily regulated by insurance regulatory authorities in the states in which we conduct business. State insurance laws and regulations are generally designed to protect the interests of policyholders, consumers and claimants rather than shareholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing insurers and agents, establishing standards for reserve adequacy, prescribing statutory accounting methods, determining the form and content of statutory financial reports, approving rate changes, regulating certain transactions with affiliates and prescribing types and amounts of investments.

Regulation of insurance companies and insurance agents and brokers constantly changes as governmental agencies and legislatures react to real or perceived issues. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the NAIC and some state insurance regulators are re-examining existing laws and regulations, specifically focusing on issues relating to the solvency of insurance companies, interpretations of existing laws and the development of new laws. Although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance industry in a variety of ways. In addition, the FIO was established within the U.S. Department of the Treasury by the Dodd-Frank Act in July 2010 to monitor all aspects of the insurance industry, including identifying issues or gaps in the regulation of insurers that could contribute to a systemic crisis in the insurance industry or the U.S. financial system. While the current administration has begun to modify various aspects of the Dodd-Frank Act, there is substantial uncertainty as to whether the FIO will be impacted by regulatory or legislative changes made by the current administration or Congress. We are unable to predict how modifications to the Dodd-Frank Act will be implemented, whether any other regulations will be adopted, or the effect any such developments could have on our business, financial condition or results of operations.

Required licensing. Safe Auto Insurance Company, our principal insurance subsidiary, is licensed to transact certain lines of property and casualty insurance business and is subject to extensive regulation and supervision by insurance regulators, in approximately 20 states of the United States, and certain of our employees must be licensed as adjusters by insurance regulators in the states in which we operate. The primary regulator of an insurance company, however, is located in its state of domicile. Safe Auto Insurance Company is domiciled in Ohio and is primarily regulated by the Ohio Department of Insurance. Our other insurance subsidiaries, Safe Auto Value Insurance Company and Safe Auto Choice Insurance Company, are also domiciled in Ohio. We assess licensing our insurance companies in additional U.S. states on an ongoing basis.

Many states have laws restricting an insurer’s ability to withdraw from a particular market. Laws that limit an insurer’s ability to cancel or non-renew a block of policies by line of business, or that subject the withdrawal to prior approval requirements, may restrict the ability of our insurance company subsidiaries to exit unprofitable markets.

In addition, SAGA, our insurance agency, and AutoTex MGA, our managing general agency, and certain of their respective designated employees must be licensed to act as insurance producers, adjusters or third-party administrators, as applicable, by insurance regulatory authorities in the states where they operate. Such insurance regulatory authorities are vested in most cases with relatively broad discretion as to the granting, revocation, suspension and renewal of licenses.

Insurance holding company regulation. We are subject to laws governing insurance holding companies in Ohio, the state where Safe Auto Insurance Company is, and, if approved for licensure, Safe Auto Value Insurance Company and Safe Auto Choice Insurance Company will be, domiciled. Insurance holding company laws contain certain reporting requirements as well as restrictions on transactions between an insurer and its affiliates. Insurance holding company laws and regulations, including in Ohio, generally require insurance companies within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file with those states’ insurance departments certain reports describing capital structure, ownership, financial condition, certain intercompany transactions, an enterprise risk report and general business operations. In addition, various notice and reporting requirements generally apply to transactions between insurance companies and their affiliates within the insurance holding company system, depending on the size and nature of the transactions. Prior approval or, in certain circumstances, prior notice is required for certain material intercompany transfers of assets and for certain transactions between insurance companies, on the one hand, and their parent holding companies and affiliates, on the other hand.

Dividends. Ohio insurance law restricts the ability of our insurance company subsidiaries to pay dividends to us. These restrictions are based in part on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior regulatory approval, and dividends in larger amounts, or extraordinary dividends, are subject to approval by the Ohio Department of Insurance. Under Ohio insurance law, an extraordinary dividend or distribution includes any dividend or distribution of cash or other property, whose fair market value, together with that of other dividends or distributions made within the preceding twelve months, exceeds the greater of 10% of the insurer’s surplus as regards policyholders as of the 31st day of December immediately preceding, or the net income of the insurer for the twelve-month period ending the 31st day of December immediately preceding, but does not include pro rata distributions of any class of the insurer’s own securities. In addition, any dividend or distribution paid from other than earned surplus (an insurer’s unassigned funds as set forth in its most recent statutory financial statement, including net unrealized capital gains and losses or revaluation of assets) is considered an extraordinary dividend under Ohio insurance law. The maximum amount of dividends Safe Auto Insurance Company can pay us during 2019 without prior regulatory approval is $22.5 million. Prior to this offering, on November 26, 2018, Safe Auto Insurance Company declared an ordinary dividend of $13.8 million and an extraordinary dividend of $20.0 million to us. Additionally, on November 26, 2018, we declared a dividend of $700.00 per share to our voting and non-voting shareholders for an aggregate amount equal to $21.6 million, which was paid on January 18, 2019. We were not obligated to obtain, and did not obtain, approval from the Ohio Department of Insurance to pay this dividend.

Changes of control. We are also subject to provisions of Ohio insurance law that may make it more difficult to acquire certain levels of our voting securities without prior regulatory approval. State insurance holding company laws generally provide that no person, corporation or other entity may acquire control of an insurance company, or a controlling interest in any parent company of an insurance company, without prior approval of such insurance company’s domiciliary state insurance regulator. Any person acquiring, directly or indirectly, 10%

or more of the voting securities of an insurance company is presumed to have acquired “control” of the insurance company. To obtain approval of the change in control of an insurance company, the proposed acquirer must file with the insurance regulator in the insurance company’s state of domicile (in our case, the State of Ohio) an application disclosing certain information, including financial condition, the source and amount of funds to effect the acquisition and proposed changes in the management and operations of the insurance company. In considering an application to acquire control of an insurer, the insurance commissioner generally will consider such factors as the competence, experience and integrity of those persons that would control the operation of the insurer, the financial condition of the acquirer, the acquirer’s plans for the management and operation of the insurer and any anti-competitive results that may arise from the acquisition.

Many states have made, or are in the process of making, modifications to their insurance holding company laws. These modifications impose new reporting requirements and substantially expand the oversight and examination powers of state insurance regulators to assess enterprise risks within the entire holding company system that may arise from both insurance and non-insurance subsidiaries. These modifications also impose new reporting requirements on affiliated transactions and on the divestiture of a controlling interest in an insurance subsidiary.

Rate and form regulation. Our insurance company subsidiaries are subject to each state’s laws and regulations regarding rate approvals. The applicable laws and regulations generally establish standards to ensure that rates are not excessive, inadequate, unfairly discriminatory or used to engage in unfair price competition. An insurer’s ability to adjust rates and the relative timing of the process are dependent upon each state’s requirements.

Nearly all states have insurance laws requiring personal property and casualty insurers to file rating plans, policy or coverage forms and other information with the state’s regulatory authority. State insurance regulators have broad discretion in judging whether our rates meet their criteria. The speed at which we can change our rates depends, in part, on the method by which the applicable state’s rating laws are administered. While some states permit us to implement new rates before they are approved, others require pre-approval of rate changes. While we have occasionally modified our rate changes from the amount initially requested, we have rarely been denied rate changes and have not been required to issue refunds.

Insurance companies may also be subject to “desk drawer rules” of certain state insurance regulators, which are regulatory rules that have not been codified or formally adopted through regulatory proceedings. As an example, a state may declare that the rate on an existing insured can increase only by a capped percentage amount. Our team works with regulators to learn and understand their decision frameworks.

Rate rollbacks. Legislation imposing reductions in the premiums that we charge may affect our ability to price our insurance products adequately. In the past, certain states have adopted such legislation, known as “rollback legislation,” from time to time in response to certain situations.

Restrictions on cancellation, non-renewal or withdrawal. Many states have laws and regulations that limit an insurer’s ability to exit a market. See “Risk Factors—Risks Related to Our Business—We and our insurance subsidiaries are subject to comprehensive regulation that may restrict our ability to earn profits—Restrictions on Cancellation, Non-Renewal or Withdrawal.”

Guaranty funds and risk pools. Our insurance company subsidiaries are required to pay assessments up to prescribed limits to fund policyholder losses or liabilities of insolvent insurance companies under the guaranty fund laws of most states in which they transact business. Our insurance company subsidiaries are also required to participate in various involuntary pools or assigned risk pools, principally involving high risk drivers. In most states, the involuntary pool participation of our insurance company subsidiaries is determined in proportion to their voluntary writings of related lines of business in such states.

Privacy regulation. Federal law and the laws of many states require financial institutions to protect the security and confidentiality of customer information and to notify customers about their policies and practices relating to collection and disclosure of customer information and the policies relating to protecting the security and confidentiality of that information. Federal law and the laws of many states also regulate disclosures and disposal of customer information.

We are affected by laws and regulations that apply to businesses in general and to the insurance industry in particular, as well as to businesses operating on the internet and through mobile applications. This includes a continually expanding and evolving range of laws, regulations and standards that address financial services, information security, data protection, privacy and data collection, among other things. We are also subject to laws governing marketing and advertising activities conducted by television, telephone, email, mobile devices and the internet, including the TCPA. See “Risk Factors—Risks Related to Our Business—Federal, state and international laws regulating consumer privacy impose certain obligations on marketers, which could reduce our ability to expand our business.”

Because the laws and regulations governing insurance, financial services, privacy, data security and marketing are constantly evolving and striving to keep pace with innovations in technology and media, we may need to materially alter the way we conduct some part of our business activities or be prohibited from conducting such activities altogether at some point in the future.

Cybersecurity regulation. In response to the growing threat of cyber-attacks in the industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations which, among other things, would require companies, including insurance companies, to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents and other licensed entities registered under state insurance laws. Ohio and South Carolina, two of the states in which our principal insurance subsidiary operates, have adopted a form of the Insurance Data Security Model Law, and we continuously monitor whether other states in which we conduct business adopt these laws. Additionally, California has recently enacted new regulations requiring that companies implement and maintain security procedures and practices to protect personal data, which will become effective on January 1, 2020.

Legal Proceedings

From time to time, we are involved in various legal proceedings, lawsuits and claims, including class action litigation, arising in the ordinary course of our business. Our businesses are also subject to extensive regulation, that may result in regulatory proceedings against us. Regardless of outcome, litigation can have a material adverse effect on us because of defense and settlement costs, diversion of management resources and other factors. We are not currently involved in any legal proceedings which we believe will materially adversely affect our business, financial condition or results of operations.

Properties

Our principal executive offices are located in Columbus, Ohio, where we occupy a 160,000 square-foot building that is owned by our subsidiary, Safe Auto Insurance Company.

Safe Auto Insurance Company also owns two additional facilities that we operate as contact centers in Somerset, Kentucky and Woodsfield, Ohio consisting of 21,000 and 10,000 square feet, respectively.

We believe that our current facilities are adequate to meet our current needs.

Intellectual Property

Our success and ability to compete depend in part on our intellectual property, which includes our rights in our brand. We have registered “SafeAuto,” “SAFE AUTO INSURANCE” and our logo as trademarks in the United States. We have also filed other trademark applications in the United States and will pursue additional trademark registrations and other intellectual property protection to the extent we believe it would be beneficial and cost effective.

Our subsidiaries are the registered holders of a variety of domain names, many of which include “SafeAuto” and similar variations.

Employees

As of December 31, 2018, we had 657 full-time and 15 part-time employees of our subsidiaries. We routinely recruit and hire employees to support our growth and business needs. Our employees are not parties to any collective bargaining agreements.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers.

Name	Age	Position
Ronald H. Davies	54	President, Chief Executive Officer and Director
Ari Deshe	68	Chairman of the board of directors
Jon P. Diamond	61	Vice Chairman of the board of directors
Elie Deshe	38	Director
Gabriel Gliksberg	31	Director
William Graves	62	Director
Oded Gur-Arie, Ph.D.	69	Director
Karen Morrison	59	Director
Kelly A. Armstrong	41	General Counsel and Corporate Secretary
Charles A. Kordes	38	Customer Demand & Experience Leader at Safe Auto Insurance Company
Mark LeMaster	50	Chief Claims Leader at Safe Auto Insurance Company
Evan McKee	50	Product Management Leader at Safe Auto Insurance Company
Partha Srinivasa	47	Chief Information Officer at Safe Auto Insurance Company
Gregory A. Sutton	51	Chief Financial Officer

The following is a brief summary of the business experience of our directors and executive officers as of the date of this prospectus. The current business address for each director and executive officer is 4 Easton Oval, Columbus, Ohio 43219.

Ronald H. Davies has served as our President and CEO since November 2018 and as one of our directors since October 2016. Mr. Davies has been President and CEO of Safe Auto Insurance Company since August 2012 and a director of Safe Auto Insurance Company since February 2014. He also served as our Chief Operating Officer from May 2014 until November 2018. Prior to joining us, Mr. Davies served as Senior Vice President, Product Operations of Allstate Insurance Company from November 2010 until August 2012. From 2007 until 2010, Mr. Davies served as Chief Operating Officer and Chief Underwriting Officer of ICat Holdings, a specialty insurance group. Prior to that, Mr. Davies spent six years at The Progressive Corporation, where he held various positions. Mr. Davies serves as a director of the Property Casualty Insurers Association of America Board of Governors. Mr. Davies is a veteran of the U.S. Army. Mr. Davies was selected to our board of directors because of his extensive experience in leadership positions in the insurance industry and his knowledge of our business in particular, gained through his service as President and CEO of Safe Auto Insurance Company and as our Chief Operating Officer.

Ari Deshe co-founded our Company in 1993 and has been Chairman of our board of directors since our inception. Mr. Deshe served as our CEO from 1993 to November 2018 and as our President from 1993 to 1996. Mr. Deshe is currently the co-Chairman of the board of directors of Safe Auto Insurance Company. Prior to founding our company, Mr. Deshe served as President of Safe Auto Insurance Agency, Inc. from 1992 to 1993 and as President of Employee Benefit Systems, Inc., an insurance agency specializing in employee life insurance, from 1982 to 1992. Mr. Deshe is the brother-in-law of Jon P. Diamond and father of Elie Deshe. Mr. Deshe was selected to our board of directors because of his role as a co-founder of our Company and because of his expertise in strategy development and execution, leadership and finance.

Jon P. Diamond co-founded our Company in 1993 and has been Vice Chairman of our board of directors since 1993. Mr. Diamond served as our President from 1996 until November 2018. Additionally, Mr. Diamond held a variety of other positions with us, including Executive Vice President and Chief Operating Officer from 1993 to 1996 and Secretary from 1993 to 2002. Since 2012, Mr. Diamond has been a co-Chairman of Safe Auto Insurance Company. Prior to founding our company, Mr. Diamond served as Vice President of Schottenstein Stores Corporation from 1983 until 1993 and as Vice President of The Diamond Company from 1976 until 1982. Mr. Diamond has served as a director of Cornerstone Properties Ltd. since 2017 and previously served as a director of Retail Ventures Inc. from 1991 to 2011 and American Eagle Outfitters, Inc. from 1997 to 2010.

Mr. Diamond is the brother-in-law of Ari Deshe, father-in-law of Gabriel Gliksberg and uncle of Elie Deshe. Mr. Diamond was selected to our board of directors because of his role as a co-founder of our Company and because of his expertise in business operations, strategy development and execution and leadership.

Elie Deshe has served as one of our directors since November 2016. In 2011, Mr. Deshe co-founded VFD Marketing, a full-service marketing agency, where he currently serves as Managing Partner. Prior to that, Mr. Deshe held the positions of Vice President of Emerging Media for Safe Auto Insurance Company and Recruitment Coordinator for American Eagle Outfitters, Inc. Elie Deshe is the son of Ari Deshe and nephew of Jon P. Diamond. Mr. Deshe was selected to our board of directors because he brings extensive experience in business operations and marketing.

Gabriel Gliksberg has served as one of our directors since November 2016. He has been the Managing Partner of Accelerate Career Colleges LLC since September 2014. Previously, Mr. Gliksberg worked as an investment professional and was a Managing Partner at Larrabee Capital Management, LLC. Mr. Gliksberg is the son-in-law of Jon P. Diamond. Mr. Gliksberg was selected to our board of directors because he brings experience in finance and business operations.

William Graves has served as one of our directors and our audit committee chair since November 2016. Mr. Graves also serves as a director and as the audit committee chair of Safe Auto Insurance Company. He also received his certification as a public accountant in 1981. Since 1998, he has been a Partner of Oakhaven Partners, Ltd. and President of Oakhaven Interests, LLC. From 2012 to 2016, he also served as one of the directors of Mountain States Mutual Casualty Co., where he was elected chairman in September 2016 and also served on the investment committee and audit committee. From 2005 to 2012, Mr. Graves served as director of PGC Holdings Corp. He previously spent 22 years at The Progressive Corporation, where he held various positions. Mr. Graves was selected to our board of directors because he brings extensive experience in finance and accounting and in the insurance industry.

Oded Gur-Arie, Ph.D. has served as one of our directors since November 2004 and a member of our audit committee since November 2016. He has also been a director of Safe Auto Insurance Company since May 2002. Since 2009, Dr. Gur-Arie has been a professor of accountancy and business administration at Adrian College, where he also serves as the Director of the Institute for Entrepreneurial Studies. Prior to teaching, Dr. Gur-Arie founded several companies, including i-impact Inc. and G.A. Pizza. From 1993 to 1997, Dr. Gur-Arie served as a Managing Director of CFI Group, Inc., and before that, as CEO of Portfolio, Inc. from 1987 to 1993. He also served as a consultant with Bain & Co. from 1984 to 1987 and an assistant professor at the University of Michigan Business School from 1980 to 1987. Dr. Gur-Arie was selected to our board of directors because he brings extensive experience in analytics, business administration and business operations.

Karen Morrison has served as one of our directors and a member of our audit committee since November 2018. She has been the President of the OhioHealth Foundation and the Senior Vice President of OhioHealth Corporation since August 1988. She also serves as a member of the Fifth Third Bank Advisory Board of Directors, Central Ohio, the Board of Directors for the Columbus Urban League, the Columbus Zoo and Aquarium Board of Directors, the Board of Trustees of the Community Shelter Board and Experience Columbus. In 2012, she was appointed to serve on the Columbus Board of Health and was reappointed in 2017. Ms. Morrison was also appointed to the Bowling Green State University Board of Trustees, where she has chaired the finance, audit and nominating and governance committees. Ms. Morrison was selected to our board of directors because she brings extensive experience in finance, business operations and corporate governance.

Kelly A. Armstrong has been our General Counsel and Corporate Secretary since May 2017. From July 2016 to May 2017, she served as Assistant General Counsel at Zurich North America, a global insurance group. Prior to that, Ms. Armstrong served as Senior Staff Attorney at Canal Insurance Company from 2011 until 2016. Ms. Armstrong also spent several years at Safe Auto Insurance Company, where she served as its Senior Staff Attorney from 2006 to 2011.

Charles A. Kordes has been our Customer Demand & Experience Leader at Safe Auto Insurance Company since March 2013. Prior to joining us, Mr. Kordes worked in various roles at The Progressive Corporation from 2002 to 2013, leaving as Direct Acquisition Process Manager.

Mark LeMaster has been the Chief Claims Leader of Safe Auto Insurance Company since December 2016. Prior to that, Mr. LeMaster served as our Chief Legal Officer and Secretary from 2005 until 2016.

Evan McKee has been the Product Management Leader of Safe Auto Insurance Company since October 2012. Prior to that, Mr. McKee spent two years at Affirmative Insurance Holdings, Inc. from 2010 to 2012, leaving as Chief Pricing Officer. Mr. McKee also served as Vice President, New Jersey Personal Lines at The Travelers Companies, Inc. from 2007 to 2010 and spent fourteen years at The Progressive Corporation, primarily as a Product Manager.

Partha Srinivasa has been the Chief Information Officer of Safe Auto Insurance Company since September 2016. Mr. Srinivasa previously served as Chief Information Officer of Tokio Marine HCC from 2013 until 2016. Mr. Srinivasa currently serves as a director of Hug Innovations.

Gregory A. Sutton has been our Chief Financial Officer since November 2001. Prior to joining us, Mr. Sutton served in various capacities with Grange Mutual Casualty Company, including Assistant Vice President and Controller from May 2001 to November 2001 and Corporate Project Manager from February 1995 to May 2001. He also received his certification as a public accountant.

Family Relationships

Ari Deshe, our Chairman of the board of directors and co-founder, is the father of Elie Deshe, a director. Ari Deshe is also the brother-in-law of Jon P. Diamond, our co-founder and Vice Chairman of our board of directors. Additionally, Mr. Diamond is the father-in-law of Gabriel Gliksberg, one of our directors, and the brother of Steven Diamond, who is currently employed by Safe Auto Insurance Company.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. Following the completion of this offering, our board of directors will be divided into three classes of directors serving staggered terms as follows:

•	the Class I directors will be Messrs. Ari Deshe, Gliksberg and Graves, whose terms will expire at the annual meeting of shareholders to be held in 2020;
•	the Class II directors will be Dr. Gur-Arie and Messrs. Elie Deshe and Diamond, whose terms will expire at the annual meeting of shareholders to be held in 2021; and
•	the Class III directors will be Mr. Davies and Ms. Morrison, whose terms will expire at the annual meeting of shareholders to be held in 2022.

This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of the members of the board of directors. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Articles of Incorporation and Amended and Restated Regulations and Ohio Law.”

In addition, in connection with this offering, we expect to enter into a director nomination agreement that will grant our founders the right to nominate individuals to our board of directors, provided certain ownership requirements are met. See “Certain Relationships and Related Person Transactions—Director Nomination Agreement” and “Risk Factors— Risks Related to this Offering and Ownership of Our Common Shares — Our founders control us and the direction of our business and may have interests that differ from those of our other shareholders.”

Background, Experience and Independence of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, our board of directors focuses on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•	insurance experience;

•	operational and management experience; and
•	financial acumen.

We have reviewed the independence of the persons that will be serving as directors upon the consummation of this offering using Nasdaq independence standards. Based on this review, we have determined that Mr. Graves, Dr. Gur-Arie and Ms. Morrison are independent.

Controlled Company Exemption

After the consummation of this offering, our founders and their affiliates and families, will, in the aggregate, control more than 50% of the combined voting power of our outstanding common shares. As a result, we expect to be a “controlled company” within the meaning of the Nasdaq rules and may elect not to comply with certain corporate governance standards, including:

•	the requirement that a majority of our board of directors consist of “independent directors,” as defined under the Nasdaq rules;
•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to avail ourselves of certain of these exemptions. For example, we will not have a majority of independent directors, and we will not have a compensation committee or nominating and corporate governance committee. Consequently, you will not have the same protections afforded to shareholders of companies that are subject to all applicable Nasdaq corporate governance rules and requirements. Our status as a “controlled company” could make our common shares less attractive to some investors or otherwise harm our share price. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Shares —We are a ‘controlled company’ within the meaning of the Nasdaq rules and, as a result, qualify for, and will rely on, exemptions from certain corporate governance requirements that provide protection to the shareholders of companies that are subject to such corporate governance requirements.” The “controlled company” exemption does not modify the audit committee independence requirements of Sarbanes-Oxley and the Nasdaq rules.

If at any time we cease to be a “controlled company,” we will take all action necessary to comply with Sarbanes-Oxley and the rules of Nasdaq, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period.

Board Committees

We expect that, upon completion of this offering, the only standing committee of our board of directors will be an audit committee. The composition and responsibilities of our audit committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Audit Committee

Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors and approving the audit and non-audit services to be performed by our independent auditors;
•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;
•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;
•	monitoring our compliance with legal and regulatory requirements;
•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	monitoring and assisting the board of directors in monitoring the performance of our internal audit function;
•	reviewing with management and our independent auditors our annual and quarterly financial statements;
•	reviewing material related person transactions or those that require disclosure;
•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and
•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

Upon completion of this offering, we expect our audit committee will consist of Mr. Graves, Dr. Gur-Arie and Ms. Morrison, with Mr. Graves serving as chair. The SEC rules and the Nasdaq rules require us to have one independent audit committee member upon the listing of our common shares, a majority of independent directors within 90 days of the effective date of the registration statement, of which this prospectus forms a part, and all independent audit committee members within one year of the effective date of the registration statement. Mr. Graves, Dr. Gur-Arie and Ms. Morrison qualify as independent directors under the Nasdaq listing standards and the independence standards of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Graves qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K under the Securities Act. All members of the audit committee possess the requisite financial sophistication as defined under the rules and regulation of the Nasdaq. Members will serve on the audit committee until their resignation or until otherwise determined by our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or a committee of our board of directors.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by incorporation by reference or otherwise.

EXECUTIVE AND DIRECTOR COMPENSATION

The following section provides compensation information pursuant to the scaled disclosure rules applicable to emerging growth companies under the rules of the SEC.

Executive Compensation

Our named executive officers, or “NEOs”, for the fiscal year ended December 31, 2018, which consist of each individual who served as our “principal executive officer” during the fiscal year ended December 31, 2018 and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2018, are as follows:

•	Ronald H. Davies, President and Chief Executive Officer;
•	Evan McKee, Senior Vice President of Product Management;
•	Mark LeMaster, Chief Claims Officer; and
•	Ari Deshe, Chairman and Former Chief Executive Officer.

Summary Compensation Table for 2018

The following table summarizes the total compensation paid to or earned by each of our NEOs in fiscal year 2018.

Name and Principal Position	Year ($)	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Ronald H. Davies, President and Chief Executive Officer
Evan McKee, SVP, Product Management
Mark LeMaster, Chief Claims Officer
Ari Deshe, Chairman and Former Chief Executive Officer

Employment Agreements

Ronald H. Davies. In August 2012, we entered into an employment agreement with Mr. Davies. The agreement had an initial term of three years. In August 2015, we entered into a second amendment to the employment agreement with Mr. Davies, which extended the term of the agreement for an additional three-year period, subject to automatic renewal for two successive one-year periods.

The agreement provides that Mr. Davies is eligible to receive an annual base salary and an annual cash incentive bonus under our annual bonus plan, with a target of at least 100% of his then-current base salary.

Pursuant to the agreement, Mr. Davies is entitled to receive a one-time bonus upon the consummation of a qualified transaction, including the completion of an initial public offering that results in a transaction value that exceeds $141.7 million, which represents our 2012 book value. Based on an assumed initial public offering price of $       per share, the midpoint of the price range on the cover of this prospectus, Mr. Davies would be entitled to receive a one-time bonus payment of approximately $    million in connection with this offering.

If Mr. Davies is terminated by us without “cause” (as defined in the agreement) or he terminates his own employment with us for “good reason” (as defined in the agreement), then he will be eligible to receive the following payments and benefits under the agreement: (i) continued payments of his then-current base salary for one year following the date of termination; (ii) a pro-rated annual cash incentive bonus for the year of termination; (iii) payment of the phantom equity bonus if not yet paid; (iv) payment of any unvested contributions made by us to his qualified or non-qualified retirement plans; and (vi) continued participation in our medical insurance program in which he (or his immediate family members or other dependents) was participating before the termination through the end of the employment term.

The agreement also provides that Mr. Davies is subject to certain restrictive covenants that apply for one year following the termination of his employment for any reason. We expect to enter into a new or amended and restated employment agreement with Mr. Davies in connection with this offering and include a description of that agreement in a subsequent filing.

Other Named Executive Officers. We do not maintain employment agreements or similar arrangements with Messrs. McKee, LeMaster or Deshe.

2018 Cash Bonus Arrangements

We maintain an annual incentive plan pursuant to which we pay cash bonuses to Mr. Davies and other executive officers. The bonuses payable with respect to 2018 were paid from a pool that was determined by our board or directors based on our operating profits. Once the amount of the pool was determined for 2018, the actual amount of the bonus payable from the pool to Mr. Davies was determined by our board of directors based on its determination of Mr. Davies’ performance with respect to 2018 and the actual amount of the bonuses payable from the pool to the other executive officers were determined by Mr. Davies in consultation with our board or directors, based on their collective determination of each officer’s performance with respect to 2018. The bonuses were paid in installments in December 2018 and February 2019.

Mr. Deshe was not eligible to receive an annual cash bonus payment in respect of 2018.

2018 Share Option Grants

In 2018, we granted options to each of Messrs. Davies, McKee and LeMaster. These options vest in equal installments over a five-year period following the date of grant, generally subject to the recipient’s continued employment through the applicable vesting date, but are subject to accelerated vesting upon a change of control or initial public offering.

All of the outstanding options currently held by our named executive officers will become vested as a result of the completion of this offering.

Retirement Benefits

Each of our NEOs participates in our 401(k) plan under the same terms as our other eligible employees. We provide these benefits in order to foster the development of our employees’ long-term careers with us. The 401(k) plan provides for company matching of 50% of the first 8% of base salary that an employee contributes to the plan, up to a maximum of 4% of the employee’s base salary.

We also maintain our Executive Nonqualified Excess Plan (the “Nonqualified Plan”). Participation in the Nonqualified Plan is limited to a select group of management and highly compensated employees, including the named executive officers. The Nonqualified Plan is linked to the 401(k) plan and provides for the same level of matching contributions as the 401(k) plan, but without any limits imposed on contributions imposed by the Internal Revenue Code of 1986, as amended (the “Code”).

Outstanding Equity Awards at Fiscal Year End for 2018

The following table summarizes the number of outstanding equity awards held by each of our NEOs as of December 31, 2018.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ronald H. Davies

Evan McKee

Mark LeMaster

Ari Deshe

Omnibus Incentive Plan

Introduction. Prior to the completion of this offering, we expect to adopt the Safe Auto 2019 Omnibus Incentive Plan. The purposes of the Omnibus Incentive Plan will be to provide additional incentives to selected employees, directors, independent contractors and consultants or affiliates of ours, to strengthen their commitment, to motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability. To accomplish these purposes, the Omnibus Incentive Plan may provide for the issuance of options, share appreciation rights (“SARs”), restricted shares, restricted share units, share bonuses, other share-based awards and cash awards.

While we intend to issue share-based awards in the future to employees as a recruiting and retention tool, we have not established specific parameters regarding future grants to our employees. Our board of directors will determine the specific criteria surrounding other equity issuances under the Omnibus Incentive Plan. The following description summarizes the expected terms of the Omnibus Incentive Plan.

Summary of Expected Plan Terms. A total number of common shares equal to       % of our outstanding common shares will be reserved and available for issuance under the Omnibus Incentive Plan, as increased on the first day of each fiscal year beginning in calendar year 2020 by a number of common shares equal to the excess, if any, of       % of the number of outstanding common shares on the last day of the immediately preceding fiscal year, over the number of common shares reserved and available for issuance in respect of future awards under the Omnibus Incentive Plan as of the last day of the immediately preceding fiscal year.

Common shares subject to an award under the Omnibus Incentive Plan that remain unissued upon the cancellation, termination or expiration of the award will again become available for grant under the Omnibus Incentive Plan. However, common shares that are exchanged by a participant or withheld by us as full or partial payment in connection with any award under the Omnibus Incentive Plan, as well as any common shares exchanged by a participant or withheld by us to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the Omnibus Incentive Plan. To the extent an award is paid or settled in cash, the number of common shares previously subject to the award will again be available for grants pursuant to the Omnibus Incentive Plan. To the extent that an award can only be settled in cash, such award will not be counted against the total number of common shares available for grant under the Omnibus Incentive Plan. The Omnibus Incentive Plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors, including a committee that complies with the applicable requirements of Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (the board of directors or the committee referred to above being sometimes referred to as the plan administrator). The plan administrator may interpret the Omnibus Incentive Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Omnibus Incentive Plan.

The Omnibus Incentive Plan will permit the plan administrator to select the officers, employees, non-employee directors, independent contractors and consultants or affiliates who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of common shares or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

Restricted share units, which we refer to as “RSUs,” and restricted shares may be granted under the Omnibus Incentive Plan. The plan administrator will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of RSUs and restricted shares. If the restrictions, performance objectives or other conditions determined by the plan administrator are not satisfied, the RSUs and restricted shares will be forfeited. Subject to the provisions of the Omnibus Incentive Plan and the applicable individual award agreement, the plan administrator may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a participant’s termination of employment or service, or a participant’s death or disability. The rights of RSU and restricted shareholders upon a termination of employment or service will be set forth in individual award agreements.

Unless the applicable award agreement provides otherwise, participants with restricted shares will generally have all of the rights of a shareholder during the restricted period, including the right to vote and receive dividends declared with respect to such restricted shares, provided that any dividends declared during the restricted period with respect to such restricted shares will generally only become payable if the underlying restricted shares vest. During the restricted period, participants with RSUs will generally not have any rights of a shareholder, but, if the applicable individual award agreement so provides, may be credited with dividend equivalent rights that will be paid at the time that our common shares in respect of the related RSUs are delivered to the participant.

We may issue options under the Omnibus Incentive Plan. Options granted under the Omnibus Incentive Plan may be in the form of non-qualified options or “incentive share options” within the meaning of Section 422 of the Code, as set forth in the applicable individual option award agreement. The exercise price of all options granted under the Omnibus Incentive Plan will be determined by the plan administrator, but in no event may the exercise price be less than 100% of the fair market value of the related common shares on the date of grant. The maximum term of all options granted under the Omnibus Incentive Plan will be determined by the plan administrator, but may not exceed ten years. Each option will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual option agreement.

SARs may be granted under the Omnibus Incentive Plan either alone or in conjunction with all or part of any option granted under the Omnibus Incentive Plan. A free-standing SAR granted under the Omnibus Incentive Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a common share over the base price of the free-standing SAR. A SAR granted in conjunction with all or part of an option under the Omnibus Incentive Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a common share over the exercise price of the related option. Each SAR will be granted with a base price that is not less than 100% of the fair market value of the related common share on the date of grant. The maximum term of all SARs granted under the Omnibus Incentive Plan will be determined by the plan administrator, but may not exceed ten years. The plan administrator may determine to settle the exercise of a SAR in common shares, cash, or any combination thereof.

Each free-standing SAR will vest and become exercisable (including in the event of the SAR holder’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual free-standing SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.

Other share-based awards, valued in whole or in part by reference to, or otherwise based on, common shares (including dividend equivalents) may be granted under the Omnibus Incentive Plan. Any dividend or dividend equivalent awarded under the Omnibus Incentive Plan will be subject to the same restrictions, conditions and risks of forfeiture as the underlying awards and will only become payable if the underlying awards vest. The plan administrator will determine the terms and conditions of such other share-based awards, including the number of common shares to be granted pursuant to such other share-based awards, the manner in which such other share-based awards will be settled (e.g., in common shares or cash or other property), and the conditions to the vesting and payment of such other share-based awards (including the achievement of performance objectives).

Bonuses payable in fully vested common shares and awards that are payable solely in cash may also be granted under the Omnibus Incentive Plan.

The plan administrator may grant equity-based awards and incentives under the Omnibus Incentive Plan that are subject to the achievement of performance objectives selected by the plan administrator in its sole discretion, including, without limitation, one or more of the following business criteria: (i) earnings, including one or more of operating income, net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) share price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) cumulative earnings per share growth; (xiii) operating margin or profit margin; (xiv) share price or total shareholder return; (xv) cost targets, reductions and savings, productivity and efficiencies; (xvi) combined ratio or loss ratio; (xvii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, and information technology goals, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xviii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xix) any combination of, or a specified increase in, any of the foregoing.

The business criteria may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to us or any of our affiliates, or one of our divisions or strategic business units or a division or strategic business unit of any of our affiliates, or may be applied to our performance relative to a market index, a group of other companies or a combination thereof, all as determined by the plan administrator. The business criteria may also be subject to a threshold level of performance below which no payment will be made, levels of performance at which specified payments will be made, and a maximum level of performance above which no additional payment will be made. The plan administrator will have the authority to make equitable adjustments to the business criteria, as may be determined by the plan administrator in its sole discretion.

In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, corporate transaction or event, special or extraordinary dividend or other extraordinary distribution (whether in the form of common shares, cash or other property), share split, reverse share split, subdivision or consolidation, combination, exchange of shares, or other change in corporate structure affecting our common shares, an equitable substitution or proportionate adjustment shall be made, at the sole discretion of the plan administrator, in (i) the aggregate number of common shares reserved for issuance under the Omnibus Incentive Plan, (ii) the kind and number of securities subject to, and the exercise price or base price of, any outstanding options and SARs granted under the Omnibus Incentive Plan, (iii) the kind, number and purchase price of common shares, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs, share bonuses and other share-based awards granted under the Omnibus Incentive Plan or (iv) the performance goals and periods applicable to award granted under the Omnibus Incentive Plan. Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of our common shares, cash or other property covered by such awards over the aggregate exercise price or base price, if any, of such awards, but if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of our common shares, cash or other property covered by such award, the board of directors may cancel the award without the payment of any consideration to the participant.

Unless otherwise determined by the plan administrator and evidenced in an award agreement, in the event that (i) a “change in control” (as defined in the Omnibus Incentive Plan) occurs and (ii) a participant’s employment or service is terminated without cause within 24 months following the change in control, then (a) any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and (b) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the Omnibus Incentive Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved. The completion of this offering will not constitute a change of control under the Omnibus Incentive Plan.

Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of an amount up to the maximum statutory rates in the participant’s applicable jurisdictions with respect to any award granted under the Omnibus Incentive Plan, as determined by us. We have the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of our common shares, cash or other property, as applicable, or by delivering already owned unrestricted common shares, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy our withholding obligation with respect to any award.

The Omnibus Incentive Plan will provide our board of directors with the authority to amend, alter or terminate the Omnibus Incentive Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may impair the rights of any participant without the participant’s consent. Shareholder approval of any such action will be obtained if required to comply with applicable law.

The Omnibus Incentive Plan will terminate on the tenth anniversary of the effective date of the Omnibus Incentive Plan (although awards granted before that time will remain outstanding in accordance with their terms).

We intend to file with the SEC a registration statement on Form S-8 covering the common shares issuable under the Omnibus Incentive Plan.

Director Compensation

We have not yet determined the amount or form of compensation to be provided to our non-employee directors following the completion of this offering. We expect to provide a description of the compensation to be provided to our non-employee directors in a future filing.

Director Compensation Table for 2018

Each of our non-employee directors received an annual retainer of $15,000 for his or her service on our board of directors in 2018. Additionally, our directors were paid $4,000 for attendance at each board meeting, $2,250 for each committee meeting attended in person, and $1,125 for each committee meeting attended by phone in 2018. We provide health insurance and life insurance for our directors, including directors who are former employees. Furthermore, we reimburse all directors for the reasonable out-of-pocket expenses incurred in connection with their service as directors in accordance with company policy.

The total 2018 compensation of our directors is shown in the following table. We did not separately compensate Mr. Elie Deshe or any director who served as an employee for his or her service on our board in 2018.

Name	Fees Earned or Paid in Cash ($)	Stock Awards	All Other Compensation ($)	Total ($)
Jon Diamond
Elie Deshe
Charles Bryan
Oded Gur-Arie
William Graves
Gabriel Gliksberg
Karen Morrison

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed under “Executive and Director Compensation,” the following is a description of transactions since January 1, 2016 to which we have been a party and in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial owners of more than 5% of our common shares, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Shareholder Agreement

In November 2013, we entered into a shareholder agreement with our founders, certain of their respective family members and certain other shareholders. This agreement provides for rights with respect to the election of directors, restrictions on the transfer of our common shares, rights of first offer on the sale of our common shares, tag-along and drag-along rights, preemptive rights and other actions requiring the approval of our founders. In connection with the consummation of this offering, the shareholder agreement will automatically terminate in accordance with its terms.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with our founders.

A form of the registration rights agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part, and this description of the terms of the registration rights agreement is qualified in its entirety by reference to the full text of such agreement.

Director Nomination Agreement

Prior to the consummation of this offering, we will enter into a director nomination agreement with our founders that will grant our founders the right to nominate individuals to our board of directors, provided certain ownership requirements are met. Subject to limited exceptions, we will include these nominees in the slate of nominees recommended to our shareholders for election as directors. The director nomination agreement will terminate automatically at such time that neither founder beneficially owns    % or more of our outstanding common shares.

A form of the director nomination agreement will be included as an exhibit to the registration statement of which this prospectus forms a part, and this description of the terms of the director nomination agreement is qualified in its entirety by reference to the full text of such agreement.

Public Offering Transaction Bonus

Pursuant to his employment agreement, Ronald H. Davies, our President and CEO, is entitled to receive a one-time bonus upon the consummation of a qualified transaction, including the completion of an initial public offering that results in a transaction value that exceeds $141.7 million. Based on an assumed initial public offering price of $    per share, the midpoint of the price range on the cover of this prospectus, Mr. Davies would be entitled to receive a one-time bonus payment of approximately $    million in connection with this offering.

Statement of Policy Regarding Transactions with Related Persons

Prior to the consummation of this offering, our audit committee will adopt a written policy for the review by it of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial owners of more than 5% of our common shares (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest. If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to the chairperson of our audit committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee. In approving or rejecting such proposed transactions, the audit committee will be required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are consistent with, our best interests, as our audit committee determines in good faith. In the event that any member of our audit committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction and another director may be designated to join the committee for purposes of such review. Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction. If advance review and approval is not practicable, the audit committee will review and may, in its discretion, ratify the related person transaction retroactively.

Director and Officer Indemnification Agreements

In connection with the consummation of the offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers, which will contain customary terms for public companies. The form of the indemnification agreements will be filed as an exhibit to the registration statement of which this prospectus forms a part, and this description of the indemnification agreements is qualified in its entirety by reference thereto.

Other Relationships

Steven Diamond, Jon P. Diamond’s brother, is currently employed by us. During 2017 and 2018, he received an aggregate salary of approximately $             and $            , respectively, in each case including base salary, bonus and equity awards and other compensation.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of common shares by:

•	the selling shareholders,
•	each person, or group of affiliated persons, known to us to beneficially own more than 5% of any class of the outstanding voting securities of Safe Auto Insurance Group, Inc.,
•	each of our directors and named executive officers and
•	all of our directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The column entitled “Common Shares Beneficially Owned Prior to this Offering” is based on           common shares outstanding as of          ,          , and gives effect to the Reclassification. The column entitled “Common Shares Beneficially Owned After this Offering” is based on           common shares outstanding as of as of          ,          , and gives effect to the Reclassification and the common shares sold in this offering as indicated in the column entitled “Common Shares to be Sold in this Offering.”

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is 4 Easton Oval, Columbus, Ohio 43219.

The information in the table below with respect to each selling shareholder has been obtained from that selling shareholder. When we refer to the “selling shareholders” in this prospectus, we mean the individuals and entities listed in the table below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling shareholders’ interest.

As of                ,          , there were           holders of record of our common shares.

Common Shares to be Sold in this Offering
	Common Shares Beneficially Owned Prior to this Offering		Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full	Common Shares Beneficially Owned After this Offering Assuming Underwriters’ Option is Not Exercised
Name of Beneficial Owner	Number	%	Number	Number	Number	%
Directors and Named Executive Officers:
Ari Deshe(1)		%				%
Jon P. Diamond(2)		%				%
Ronald H. Davies		%				%
Evan Mckee		%				%
Mark LeMaster		%				%
Elie Deshe		%				%
Gabriel Gliksberg		%				%
William Graves		%				%
Oded Gur-Arie		%				%
Karen Morrison		%				%
Directors and executive officers as a group (10 persons)		%				%
Other 5% shareholders:
Ann Deshe(3)		%				%
Susan Diamond(4)		%				%
(1)	Consists of (i) common shares held directly by Ari Deshe, (ii) common shares held in trust for the benefit of Daniel Matthew Deshe, over which Ari Deshe serves as the sole trustee and has sole voting and dispositive power and (iii) common shares held in trust for the benefit of Ari Deshe, over which Ari Deshe serves as co-trustee with Susan Diamond and has shared voting and dispositive power.
(2)	Consists of (i) common shares held directly by Jon P. Diamond, (ii) common shares held in trust for the benefit of Jacob Diamond, over which Jon P. Diamond serves as the sole trustee and has sole voting and dispositive power and (iii) common shares held in trust for the benefit of Ann Schottenstein Deshe, over which Jon P. Diamond serves as co-trustee with Ann Deshe and has shared voting and dispositive power.
(3)	Consists of (i) common shares held directly by Ann Deshe, (ii) common shares held in trust for the benefit of Elie Deshe, over which Ann Deshe serves as the sole trustee and has sole voting and dispositive power, (iii) common shares held in trust for the benefit of David Scott Deshe, over which Ann Deshe serves as the sole trustee and has sole voting and dispositive power, (iv) common shares held in trust for the benefit of Dara Lauren Deshe, over which Ann Deshe serves as the sole trustee and has sole voting and dispositive power, (v) common shares held in trust for the benefit of Daniel Matthew Deshe, over which Ann Deshe serves as the sole trustee and has sole voting and dispositive power and (vi) common shares held in trust for the benefit of Ann Schottenstein Deshe, over which Ann Deshe serves as co-trustee with Jon P. Diamond and has shared voting and dispositive power.
(4)	Consists of (i) common shares held directly by Susan Diamond, (ii) common shares held in trust for the benefit of Jillian L. Gliksberg, over which Ann Deshe serves as the sole trustee and has sole voting and dispositive power, (iii) common shares held in trust for the benefit of Joshua L. Diamond, over which Susan Diamond serves as the sole trustee and has sole voting and dispositive power, (iv) common shares held in trust for the benefit of Jon P. Diamond, over which Susan Diamond serves as the sole trustee and has sole voting and dispositive power and (v) common shares held in trust for the benefit of Ari Deshe, over which Susan Diamond serves as co-trustee with Ari Deshe and has shared voting and dispositive power.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and amended and restated regulations, each of which will be in effect upon the consummation of this offering. The following description is intended as a summary only and is qualified in its entirety by reference to the forms of our amended and restated articles of incorporation and amended and restated regulations, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of Ohio law.

Reclassification of Common Shares

In connection with this offering, we will amend and restate our articles of incorporation to provide for the automatic reclassification of our voting common shares and non-voting common shares into a single class of newly-created common shares, each having one vote.

General

Upon the Reclassification and the consummation of this offering, our authorized capital stock will consist of:

•	common shares, par value $0.01 per share; and
•	preferred shares, par value $0.01 per share.

Immediately following the consummation of this offering, there will be:

•	common shares issued and outstanding; and
•	no preferred shares issued and outstanding.

Common Shares

Voting

The holders of our common shares are entitled to one vote per common share on all matters submitted to a vote of holders of our common shares. Common shareholders do not have the right to cumulate their votes in the election of directors. Directors standing for election at an annual meeting of shareholders will be elected by the plurality of the votes cast in the election of directors at the annual meeting of the shareholders, either in person or represented by properly authorized proxy.

Rights to Dividends and on Liquidation, Dissolution or Winding Up

Holders of our common shares participate ratably in any dividends or distributions on our common shares. In the event of any liquidation, dissolution or winding up of our company, holders of our common shares are entitled to share ratably in our assets available for distribution to the shareholders, subject to the prior rights of holders of any outstanding preferred shares. No shareholder has preemptive or other rights to subscribe for additional common shares, and there are no redemption or sinking fund provisions applicable to our common shares.

Preferred Shares

Our amended and restated articles of incorporation will authorize our board of directors to establish one or more series of preferred shares (including convertible preferred shares). Unless required by law or by any stock exchange, the authorized preferred shares will be available for issuance without further action by holders of our common shares. Our board of directors is able to determine, with respect to any series of preferred shares, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;
•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred share designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable;
•	the redemption or repurchase rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;
•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of ours or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•	restrictions on the issuance of shares of the same series or of any other class or series; and
•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred shares that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common shares might believe to be in their best interests or in which the holders of our common shares might receive a premium over the market price of the common shares. Additionally, the issuance of preferred shares may adversely affect the rights of holders of our common shares by restricting dividends on the common shares, diluting the voting power of the common shares or subordinating the rights of the common shares to distributions upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred shares could have an adverse impact on the market price of our common shares.

Authorized But Unissued Capital Stock

Ohio law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which would apply so long as our common shares remain listed on the Nasdaq, require shareholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of common shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of authorized but unissued and unreserved common shares or preferred shares may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to acquire control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive shareholders of opportunities to sell their shares at prices higher than prevailing market prices.

Anti-Takeover Effects of Our Amended and Restated Articles of Incorporation and Amended and Restated Regulations and Ohio Law

Some provisions of our amended and restated articles of incorporation, our amended and restated regulations and Ohio law will contain provisions that could make it more difficult to acquire control of us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such a proposal because negotiation of such proposal could result in an improvement of its terms.

Classified Board; Number of Directors Fixed by Board Only

Our amended and restated articles of incorporation will provide that our board of directors is divided into three classes with staggered three-year terms, with the classes as nearly equal in number as possible. As a result, one class (i.e., approximately one-third of our board of directors) will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for shareholders to replace a majority of the directors on a classified board. See “Management—Composition of Our Board of Directors.”

Our amended and restated articles of incorporation will also provide that the number of directors on our board will be fixed exclusively pursuant to resolutions adopted by our board of directors.

In connection with this offering, we will enter into a director nomination agreement that will grant our founders the right to nominate individuals to our board of directors, provided certain ownership requirements are met. See “Certain Relationships and Related Person Transactions—Director Nomination Agreement.”

Vacancies Filled by Board

Our amended and restated articles of incorporation will provide that, subject to the provisions of our director nomination agreement, any vacancy in our board of directors, whether from an increase in the size of the board of directors or otherwise, will be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. These provisions would prevent a shareholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

Removal of Directors Only for Cause

Section 1701.58 of the Ohio Revised Code provides that, for classified boards, shareholders may remove a director for cause only.

Action by Shareholders Without a Meeting

Section 1701.54 of the Ohio Revised Code provides that, unless a corporation’s articles of incorporation or code of regulations provides otherwise, shareholders may take action, including the election of directors, by unanimous written consent. Our amended and restated articles of incorporation will provide that shareholders may act by written consent, but only for so long as each of our founders beneficially owns at least       % of our outstanding voting securities. Once either founder beneficially owns less than       % of our outstanding voting securities, however, shareholders may take action only at an annual or special meeting of shareholders and not by written consent in lieu of a meeting. This limitation on shareholder ability to act by written consent forces shareholders to take action at a duly convened meeting, and could therefore delay or prevent shareholders from putting forth a proposal or otherwise taking action, including the removal of directors.

No Cumulative Voting

Section 1701.55 of the Ohio Revised Code provides that shareholders have the right to cumulate votes in the election of directors unless a corporation’s articles of incorporation provide that no shareholder may cumulate the shareholder’s voting power. Our amended and restated articles of incorporation will expressly provide that no shareholder may cumulate the shareholder’s voting power.

Calling of Special Meetings of Shareholders

Our amended and restated articles of incorporation and amended and restated regulations will provide that special meetings of our shareholders for any purpose may be called at any time only (1) pursuant to a resolution adopted by a majority of our board of directors, (2) by the chairman or vice chairman of our board of directors or (3) by either founder, so long as such founder beneficially owns at least       % of our outstanding voting securities. Shareholders will not otherwise have authority to call special meetings.

Advance Notice of Shareholder Nominations and Proposals

Our amended and restated articles of incorporation and amended and restated regulations will establish an advance notice procedure for shareholder proposals to be brought before an annual or special meeting of shareholders, including proposed nominations of candidates for election to our board of directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our Corporate Secretary of the shareholder’s intention to bring such business before the meeting. Generally, to be timely, a shareholder’s notice must be delivered to our Corporate Secretary (i) in the case of an annual meeting of shareholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders or (ii) in the case of a special meeting of shareholders, no later than 10 days following the day on which notice of the date of the special meeting of shareholders was given. These provisions could have the effect of delaying shareholder actions until the next shareholder meeting (i.e., by precluding the conduct of certain business at a special or annual meeting if the proper procedures are not followed) that are favored by the holders of some, or a majority of, our outstanding voting securities or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Supermajority to Amend Articles of Incorporation and Code of Regulations

Our amended and restated articles of incorporation will provide that the amended and restated articles of incorporation may be amended by the affirmative vote of our shareholders and the amended and restated regulations may be amended by either by the affirmative vote of our shareholders or by our board of directors. If by vote of our shareholders, a majority of voting securities will be sufficient to amend our amended and restated articles of incorporation or amended and restated regulations. However, from and after the date that either of our founders owns less than       % of our voting securities, the affirmative vote of at least two-thirds of the voting securities will be required to amend our amended and restated articles of incorporation or our amended and restated regulations. If by vote of our board of directors, our amended and restated regulations may be amended by a simple majority vote.

Exclusive Forum

Our amended and restated articles of incorporation will provide that, subject to certain exceptions, the Supreme Court of the State of Ohio shall be the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any director or officer to us or our shareholders, (3) any action asserting a claim against us pursuant to the Ohio Revised Code, our amended and restated articles of incorporation or our amended and restated regulations or (4) any action asserting a claim against us governed by the internal affairs doctrine; provided that this exclusive choice of forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, our amended and restated articles of incorporation will also provide that, unless we consent in writing to the selection of any alternative forum, the federal district courts of Ohio shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The enforceability of similar exclusive forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Although we believe the Ohio exclusive forum provision benefits us by providing increased consistency in the application of law, this provision may have the effect of discouraging lawsuits against our directors and officers.

“Blank Check” Preferred Shares

We believe that the availability of authorized shares of preferred shares under our amended and restated articles of incorporation will provide us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue preferred shares without the expense and delay of a special shareholders’ meeting. The authorized preferred shares will be available for issuance without action by our shareholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed.

Our board of directors has the power, subject to any limitations prescribed by law, to issue series of preferred shares that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to any limitations prescribed by law, a series of preferred shares may impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue preferred shares based on its judgment as to our and our shareholders’ best interests. Our board of directors, in so acting, could issue preferred shares having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders may believe to be in their best interests or in which shareholders would have received a premium for their shares over the then-prevailing market price of the shares.

Control Share Acquisitions

Section 1701.831 of the Ohio Revised Code requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. In the event an acquiring person proposes to make such an acquisition, the person is required to deliver to the corporation a statement disclosing, among other things, the number of shares owned, directly or indirectly, by the person, the range of voting power that may result from the proposed acquisition and the identity of the acquiring person. Within 10 days after receipt of this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation as well as by certain others, including many holders commonly characterized as arbitrageurs.

Ohio Interested Shareholder Statute

Chapter 1704 of the Ohio Revised Code prohibits certain corporations from engaging in a “chapter 1704 transaction” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things:

•	the articles of incorporation expressly provide that the corporation is not subject to the statute; or
•	the board of directors of the corporation approves the chapter 1704 transaction or the acquisition of the shares before the date the shares were acquired.

After the three-year moratorium period, the corporation may not consummate a chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person’s beneficially owned shares that are not then outstanding.

Limitations on Liability and Indemnification of Directors and Officers

The Ohio Revised Code authorizes Ohio corporations to indemnify officers and directors from liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation and, with respect to any criminal actions, if the officer or director had no reason to believe his or her action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (1) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (2) if liability asserted against such person concerns certain unlawful loans, dividends or distributions. The indemnification provisions of the Ohio Revised Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against such person and incurred by such person in his or her capacity, or arising out of his or her status, as an officer or director, whether or not the corporation would have the power to indemnify him or her against such liability under the Ohio Revised Code.

Our amended and restated regulations will provide for the indemnification of directors and officers to the fullest extent permitted by Ohio law and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that a director or officer was a party to by reason of the fact that he or she is or was a director or officer of our company upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director or officer is entitled to indemnification.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

In addition, in connection with this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers, which will contain customary terms for public companies. See “Certain Relationships and Related Person Transactions—Director and Officer Indemnification Agreements.” We are not presently aware of any pending or threatened action, suit or proceeding involving any of our directors or officers for which indemnification from us may be sought.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for common shares will be          .

Listing

We intend to apply to list our common shares on the Nasdaq under the symbol “SAIG.”

CERTAIN UNITED STATES FEDERAL INCOME CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of U.S. federal income tax considerations generally applicable to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of our common shares. This summary applies only to Non-U.S. Holders who purchase our common shares in this offering and hold our common shares as a capital asset (generally, property held for investment purposes). This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or the U.S. federal income tax consequences applicable to Non-U.S. Holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, banks or other financial institutions, tax-exempt organizations (including private foundations), foreign pension funds, U.S. expatriates, broker-dealers and traders in securities or currencies, Non-U.S. Holders that hold common shares as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not describe any U.S. state, local or non-U.S. income or other tax consequences (including estate, gift and Medicare contribution tax consequences) of owning and disposing of our common shares.

For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, neither a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor any of the following:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our common shares, and partners in such partnerships, should consult their own tax advisers as to the U.S. federal income tax consequences applicable to them in their particular circumstances.

EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON SHARES.

Distributions on Common Shares

Distributions on our common shares generally will be treated as dividends to the extent such distributions are paid from the company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution exceeds the company’s current and accumulated earnings and profits, the excess will be treated first as a return of capital that will cause a reduction to Non-U.S. Holder’s adjusted tax basis in our common shares, and thereafter as capital gain from the sale or exchange of such common shares, subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Common Shares.” Generally, the gross amount of dividends paid to a Non-U.S. Holder with respect to our common shares will be subject to withholding of U.S. federal income tax at a rate of 30%, or at a lower rate if an applicable income tax treaty so provides and the company (or the company’s agent) has received proper certification as to the application of that treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are generally subject to U.S. federal income tax on a net income basis in the same manner that applies to citizens or residents of the United States and are exempt from the 30% withholding tax described above (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or lower applicable treaty rate).

To claim the benefits of an applicable tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a Non-U.S. Holder generally will be required to provide a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E (if the holder is claiming the benefits of an income tax treaty) or IRS Form W-8ECI (for income effectively connected with a trade or business in the United States) or other suitable form. A Non-U.S. Holder eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain recognized on the sale, exchange or other taxable disposition of our common shares unless (i) the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder), (ii) in the case of a Non-U.S. Holder that is a non-resident alien individual, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, or (iii) the company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of such sale, exchange, or other taxable disposition or the period that such Non-U.S. Holder held our common shares and either (a) our common shares were not treated as regularly traded on an established securities market at any time during the calendar year in which the sale, exchange or other taxable disposition occurs, or (b) such Non-U.S. Holder owns or owned (actually or constructively) more than 5% of our common shares at any time during the shorter of the two periods mentioned above. Our Company believes it is not and has not been, and does not anticipate becoming, a “United States real property holding corporation” for United States federal income tax purposes.

If gain or loss is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder), the U.S. Holder will be subject to U.S. federal income tax on the net gain from the disposition of our common shares in the same manner in which citizens or residents of the United States would be subject to U.S. federal income tax. In the case of a Non-U.S. Holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or lower applicable treaty rate). If a Non-U.S. Holder is an individual that is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, the Non-U.S. Holder generally will be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common shares, which may be offset by certain U.S. source capital losses.

Information Reporting and Backup Withholding

Non-U.S. Holders will generally be required to comply with certain certification procedures to establish that they are not a U.S. person in order to avoid backup withholding with respect to dividends or the proceeds of a sale, exchange or other taxable disposition of our common shares. In addition, payors are required to annually report to the IRS and to each Non-U.S. Holder the amount of any dividends paid to such Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided that certain required information is provided on a timely basis to the IRS.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of, our common shares held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, or accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, our common shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the withholding agent will in turn be required to provide to the U.S. Department of the Treasury. Prospective investors are urged to consult their tax advisers regarding the possible implications of these rules on their investment in our common shares.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares and an active and liquid trading market for our common shares may not develop or be sustained after this offering. We cannot predict the effect, if any, future sales of our common shares, or the availability for future sale of our common shares, will have on the market price of our common shares prevailing from time to time. The sale of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common shares and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Shares—Future sales, or the perception of future sales, of our common shares may depress the market price of our common shares.”

After giving effect to the Reclassification and upon completion of this offering, no voting common shares or non-voting common shares will be outstanding and we will have a total of              common shares outstanding. Of the outstanding common shares, the              common shares sold in this offering, which includes both the common shares sold by us and the common shares sold by the selling shareholders, plus any common shares sold upon exercise of the underwriters’ option to purchase additional common shares from us and the selling shareholders, will be freely tradable without restriction or further registration under Rule 144, except that any common shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding common shares will be deemed restricted securities under Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemption pursuant to Rule 144 which we summarize below.

Registration Rights

For a description of registration rights relating to our common shares, see “Certain Relationships and Related Person Transactions—Registration Rights Agreement.” If the common shares subject to the registration rights agreement are registered, they will be freely tradable without restriction under the Securities Act unless acquired by us or one of our affiliates.

Lock-Up Agreements

We, our executive officers, directors and the selling shareholders have agreed, subject to certain exceptions, that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common shares or securities convertible into or exchangeable or exercisable for any common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus.

Rule 144

Sales by non-affiliates. In general, under Rule 144, a holder of restricted common shares who is not and has not been one of our affiliates at any time during the three months preceding the proposed sale can resell the common shares as follows:

•	If we have been a reporting company under the Exchange Act for at least 90 days immediately before the sale, then:
•	beginning six months after the common shares were acquired from us or any of our affiliates, the holder can resell the common shares, subject to the condition that current public information about us must be available (as described below), but without any other restrictions; and
•	beginning one year after the common shares were acquired from us or any of our affiliates, the holder can resell the common shares without any restrictions.

•	If we have not been a public reporting company under the Exchange Act for at least 90 days immediately before the sale, then the holder may not resell the common shares until at least one year has elapsed since the common shares were acquired from us or any of our affiliates, and may resell the common shares without restrictions after that time.

Sales by affiliates. In general, under Rule 144, a holder of common shares who is one of our affiliates at the time of the sale or any time during the three months preceding the sale can resell common shares, subject to the restrictions described below.

•	If we have been a public reporting company under the Exchange Act for at least 90 days immediately before the sale, then at least six months must have elapsed since the common shares were acquired from us or one of our affiliates; in all other cases, at least one year must have elapsed since the common shares were acquired from us or one of our affiliates.
•	The number of common shares sold by such person within any three-month period cannot exceed the greater of:
•	1% of the total number of common shares then outstanding (approximately shares immediately after this offering); or
•	the average weekly trading volume of our common shares during the four calendar weeks preceding the date on which notice on Form 144 with respect to the sale is filed with the SEC (or, if Form 144 is not required to be filed, the four calendar weeks preceding the date the selling broker receives the sell order).
•	Conditions relating to the manner of sale, notice requirements (filing of Form 144 with the SEC) and the availability of public information about us must also be satisfied.

Current public information. For sales by affiliates and non-affiliates, the satisfaction of the current public information requirement depends on whether we are a public reporting company under the Exchange Act.

•	If we have been a public reporting company for at least 90 days immediately before the sale, then the current public information requirement is satisfied if we have filed all periodic reports (other than Form 8-K) required to be filed under the Exchange Act during the 12 months immediately before the sale (or such shorter period as we have been required to file those reports).
•	If we have not been a public reporting company for at least 90 days immediately before the sale, then the requirement is satisfied if specified types of basic information about us (including our business, management and our financial condition and results of operations) are publicly available.

No assurance can be given as to (1) the likelihood of an active market for our common shares developing, (2) the liquidity of any such market, (3) the ability of shareholders to sell the common shares or (4) the prices that shareholders may obtain for any of the common shares. No prediction can be made as to the effect, if any, that future sales of common shares or the availability of common shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of our common shares, or the perception that such sales could occur, may adversely affect prevailing market prices of our common shares. See “Risk Factors— Risks Related to this Offering and Ownership of Our Common Shares—Future sales, or the perception of future sales, of our common shares may depress the market price of our common shares.”

Rule 701

Any of our employees, officers or directors who acquired our common shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 common shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these common shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 common shares are required to wait until 90 days after the date of this prospectus before selling such common shares. However, our common shares issued under Rule 701 that are subject to lock-up agreements will only become eligible for sale when the 180-day lock-up agreements expire.

Equity Incentive Plans

As of December 31, 2018, options to purchase 3,878.871 shares of voting common shares were outstanding, of which 1,342.671 were exercisable as of that date. In addition, as of December 31, 2018, we had outstanding grants of 36.5 RSUs, none of which have vested and we had outstanding SARs to purchase 122 shares of voting common stock, none of which have vested. As of December 31, 2018, 773.295 additional shares of non-voting common shares were available for future issuance under our Safe Auto Insurance Group Amended and Restated 2013 Stock Incentive Plan. The non-voting common shares underlying the outstanding grants of restricted shares will be converted into shares of our common shares in connection with this offering. See “Description of Capital Stock—Reclassification of Common Shares.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register common shares or securities subject to awards outstanding or reserved for issuance under or covered by our Safe Auto Insurance Group, Inc. Amended and Restated 2019 Stock Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, common shares registered under such registration statements will be available for sale in the open market, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. We expect that the initial registration statement on Form S-8 will cover              common shares.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders, the number of common shares set forth opposite its name below.

UNDERWRITER	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
TOTAL

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

Our expenses for the offering, not including the estimated underwriting discounts and commissions, are estimated at $          . We have agreed to reimburse the underwriters for certain expenses in connection with this offering in an amount up to $        .

Option to Purchase Additional Shares

We and the selling shareholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to           additional shares at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to       shares offered by this prospectus for sale to our directors, officers and certain other persons who are otherwise associated with us. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. The selling shareholders will not be eligible to participate in the reserved share program.

No Sales of Similar Securities

We and the selling shareholders, our executive officers and directors have agreed not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common shares,
•	sell any option or contract to purchase any common shares,
•	purchase any option or contract to sell any common shares,
•	grant any option, right or warrant for the sale of any common shares,
•	lend or otherwise dispose of or transfer any common shares,
•	request or demand that we file or make a confidential submission of a registration statement related to the common shares, or
•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We expect the shares to be approved for listing on the Nasdaq under the symbol “SAIG.”

Before this offering, there has been no public market for our common shares. The initial public offering price will be determined through negotiations among us, the selling shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;
•	our financial information;
•	the history of, and the prospects for, our company and the industry in which we compete;
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•	the present state of our development; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common shares may not develop. It is also possible that after the offering our common shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of our common shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of our common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area, no offer of common shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of common shares referred to in (a) to (c) above shall result in a requirement for our Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of common shares is made or who receives any communication in respect of an offer of common shares, or who initially acquires any common shares will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and our Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any common shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the common shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where common shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those common shares to it is not treated under the Prospectus Directive as having been made to such persons.

Our Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for our Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither our Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for our Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of common shares to the public” in relation to any common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as

“relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain other legal matters with respect to Ohio State law in connection with this offering will be passed upon for us by          . Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedules as of December 31, 2018 and 2017, and for each of the two years in the period ended December 31, 2018 included elsewhere in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such consolidated financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Change in Accountants

On September 13, 2018, our audit committee approved the dismissal of Johnson Lambert LLP from its role as our independent accountants.

The reports of Johnson Lambert LLP on our 2017 consolidated financial statements did not contain any adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. During the year ended December 31, 2017 and through the subsequent interim period through September 13, 2018, there were no disagreements between us and Johnson Lambert LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Johnson Lambert LLP, would have caused them to make reference to the subject matter of the disagreement in connection with their reports on the financial statements for such years. During the year ended December 31, 2017 and the subsequent interim period through September 13, 2018, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

On September 13, 2018, our audit committee approved the engagement of Deloitte & Touche LLP as our independent registered public accounting firm and to re-audit our consolidated financial statements as of and for the year ended December 31, 2017 in connection with this offering.

During the year ended December 31, 2017, and in the subsequent interim period through September 13, 2018, neither we nor anyone on our behalf consulted with Deloitte & Touche LLP regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither was a written report provided to us nor was oral advice provided to us that Deloitte & Touche LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or reportable event as defined in Regulation S-K, Item 304(a)(1)(iv) and Item 304(a)(1)(v), respectively.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common shares offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and common shares, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov. You may also obtain additional information about us at our website, which is available at https://www.safeauto.com. Information contained on, or that can be accessed through, our website is not and should not be considered as a part of this prospectus.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our common shareholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

SAFE AUTO INSURANCE GROUP, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Safe Auto Insurance Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Safe Auto Insurance Group, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes and the schedules listed in the Index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Columbus, OH
March 18, 2019

We have served as the Company’s auditor since 2018.

Safe Auto Insurance Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,
	2018	2017
	(in thousands, except share data)
Assets
Fixed maturities, at fair value (amortized cost: $220,104 and $228,237, respectively)	$219,647	$231,941
Equity securities, at fair value (cost: $25,603 and $28,340, respectively)	34,588	41,949
Investments in limited partnerships and limited liability companies, at cost	4,134	6,055
Equity method investments in limited partnerships and limited liability companies	26,594	16,551
Total investments	284,963	296,496
Cash and cash equivalents	61,433	24,549
Accrued investment income	1,705	1,908
Premiums and fees receivable (net of allowances of $2,433 and $2,178, respectively)	72,992	71,575
Deferred policy acquisition costs	4,543	4,757
Property and equipment, net	30,691	31,060
Deferred income tax assets, net	2,258	719
Income tax receivable	440	1,866
Company owned life insurance	15,503	15,081
Other assets, net	19,909	14,697
Total assets	$494,437	$462,708

Liabilities and Shareholders’ equity
Liabilities
Loss and loss adjustment expense reserves	$129,488	$122,053
Unearned premium reserves	94,031	92,038
Unearned policy service fee revenues	3,045	3,479
Accounts payable and accrued expenses	31,453	22,408
Dividends payable	21,591	—
Deferred compensation liability	8,600	7,265
Debt and capital lease obligations	13,200	13,222
Other liabilities	8,928	9,489
Total liabilities	310,336	269,954

Commitments and contingencies (Note 10)

Shareholders’ equity
Common shares, voting, $0.01 par value, 25,000 shares authorized, 330 shares issued and 303 shares outstanding as of December 31, 2018 and 2017, respectively	—	—
Common shares, non-voting, $0.01 par value, 50,000 shares authorized, 33,330 shares issued, and 30,540.5 and 30,584.5 shares outstanding as of December 31, 2018 and 2017, respectively	—	—
Treasury stock, at cost (27 voting shares and 2,789.5 non-voting shares as of December 31, 2018 and 27 voting shares and 2,745.5 non-voting shares as of December 31, 2017)	(16,459)	(16,186)
Additional paid-in capital	7,400	7,400
Retained earnings	186,423	187,862
Accumulated other comprehensive income	6,737	13,678
Total shareholders’ equity	184,101	192,754
Total liabilities and shareholders’ equity	$494,437	$462,708

See accompanying notes to consolidated financial statements.

Safe Auto Insurance Group, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income

	For the Years Ended December 31,
	2018	2017
	(in thousands, except share and per share data)
Revenues
Premiums earned	$377,940	$338,626
Policy service fee revenues	28,568	27,259
Net investment income	8,892	9,247
Net realized gains on investments	416	2,279
Loss on sale and impairment of property and equipment	(1,103)	(895)
Other income	14,761	18,265
Total revenues	429,474	394,781

Expenses
Losses and loss adjustment expenses	251,734	234,433
Underwriting, acquisition, insurance and other expenses	151,806	133,702
Interest expense	799	671
Total expenses	404,339	368,806
Income before income taxes	25,135	25,975
Income tax expense	4,983	6,962
Net income	$20,152	$19,013

Net income per common share (voting and non-voting shares):
Basic net income per common share	$653.08	$615.29
Diluted net income per common share	$651.56	$615.29
Unaudited pro forma net income per common share (voting and non-voting shares):
Basic unaudited pro forma net income per common share
Diluted unaudited pro forma net income per common share

Other comprehensive income
Net income	$20,152	$19,013
Other comprehensive income, net of tax:
Net unrealized holding gains (loss) on investments:
Unrealized holding gains (loss) arising during the year, net of tax (benefit) of ($1,404) for 2018 and $2,746 for 2017	(5,280)	5,101
Reclassification adjustments for gains realized in net income, net of tax of ($442) for 2018 and ($797) for 2017	(1,661)	(1,482)
Total net unrealized holding gains (loss) on investments	(6,941)	3,619
Comprehensive income	$13,211	$22,632

See accompanying notes to consolidated financial statements.

Safe Auto Insurance Group, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity

	Common voting and non-voting shares	Treasury voting and non-voting shares	Treasury stock at cost	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
	(in thousands, except share data)
Balance as of January 1, 2017	30,910	2,751	$(16,055)	$7,400	$175,910	$7,635	$174,890
Comprehensive income	—	—	—	—	19,013	3,619	22,632
Purchase of treasury stock	(39)	39	(230)	—	—	—	(230)
Sale of treasury stock	17	(17)	99	—	(4)	—	95
Cash dividends declared and paid ($150 per common share)	—	—	—	—	(4,633)	—	(4,633)
Reclassification - income tax rate change	—	—	—	—	(2,424)	2,424	—
Balance as of December 31, 2017	30,888	2,773	$(16,186)	$7,400	$187,862	$13,678	$192,754
Comprehensive income	—	—	—	—	20,152	(6,941)	13,211
Purchase of treasury stock	(44)	44	(273)	—	—	—	(273)
Cash dividends declared ($700 per common share)	—	—	—	—	(21,591)	—	(21,591)
Balance as of December 31, 2018	30,844	2,817	$(16,459)	$7,400	$186,423	$6,737	$184,101

See accompanying notes to consolidated financial statements.

Safe Auto Insurance Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2018	2017
	(in thousands)
Cash flows from operating activities
Net income	$20,152	$19,013
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized gains on investments	(416)	(2,279)
Amortization of premiums/discounts on fixed maturities, net	1,599	1,705
Depreciation and amortization	4,734	4,698
Deferred income tax expense (benefit)	304	(150)
Equity impact on LPs and LLCs	(325)	43
Non-cash compensation expense	2,128	2,207
Loss on sale and impairment of fixed assets	1,103	895
Gain on insurance proceeds received from company owned life insurance policy	—	(4,000)
Changes in operating assets and liabilities:
Premiums and fees receivables	(1,416)	(9,464)
Deferred policy acquisition costs	213	(422)
Other assets	(3,711)	(4,600)
Loss and loss adjustment expense reserves	7,436	(2,673)
Unearned premium reserves	1,993	12,546
Unearned policy service fee revenues	(434)	407
Federal income tax recoverable, net	1,427	(3,618)
Company owned life insurance	(2,109)	(2,661)
Accrued investment income	207	(168)
Accounts payable and accrued expenses	7,857	9,841
Other liabilities	1,909	1,189
Net cash provided by operating activities	42,651	22,509

Cash flows from investing activities
Proceeds from sales of fixed maturities available-for-sale	55,873	22,650
Proceeds from maturities of fixed maturities available-for-sale	33,309	25,615
Proceeds from sales of equity securities available-for-sale	5,629	16,531
Purchase of fixed maturities available-for-sale	(80,078)	(67,846)
Purchase of equity securities available-for-sale	(1,137)	(1,526)
Proceeds on issuance of derivatives	—	41
Payment on settlement of derivatives	—	(63)
Acquisition of investments in LPs and LLCs	(11,281)	(5,562)
Sales and return of investments in LPs and LLCs	3,484	2,332
Insurance proceeds received from company owned life insurance policy	—	4,000
Purchase of software	(7,656)	(5,411)
Purchase of property and equipment	(3,618)	(2,719)
Proceeds from sale of property and equipment	21	16
Net cash used in investing activities	5,454	(11,942)

Cash flows from financing activities
Principal payments on borrowings	(40)	(37)
Purchase of treasury stock	(273)	(230)
Sale of treasury stock	—	99
Dividends to shareholders	—	(4,633)
Net cash used in financing activities	(313)	(4,801)

Net increase in cash and cash equivalents	36,884	5,766
Cash and cash equivalents at beginning of year	24,549	18,783
Cash and cash equivalents at end of year	$61,433	$24,549

Supplemental disclosures of cash flow information:
Cash paid for interest	$788	$666
Cash paid for income taxes	3,200	10,594
Non-cash capital expenditures in accounts payable	1,086	1,612
Non-cash change in securities receivable	(3,360)	3,348
Non-cash change in securities payable	1,130	206

See accompanying notes to consolidated financial statements.

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies

Safe Auto Insurance Group, Inc., headquartered in Columbus, Ohio, is a property and casualty insurance holding company whose principal operating subsidiary provides personal automobile insurance in 17 states. Safe Auto Insurance Group, Inc.’s (“Parent”) wholly owned subsidiaries include Safe Auto Insurance Company (“SAIC”), a direct-to-consumer personal automobile insurance company, Safe Auto Group Agency, Inc., an insurance agency, SA Services, LLC, an internal services company, AutoTex MGA, Inc., a managing general agent, SafeAuto Realty, LLC, a real estate holding company, and Safe Auto Choice Insurance Company and Safe Auto Value Insurance Company, both of which are underwriting companies.

Basis of Presentation

The consolidated financial statements include the accounts of Safe Auto Insurance Group, Inc., and its wholly-owned subsidiaries (collectively referred to as the Company). These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates and assumptions.

Premiums and Premiums Receivables

Premiums written are deferred and earned pro rata over the term of the related insurance policies. Unearned premium reserves (“UPR”) represent the portion of premiums written that are applicable to the unexpired term of the insurance policies in force which has been deferred and reported as a liability. Unearned premiums are determined on a daily pro rata basis. Premiums and fees receivable represent premiums written and policy service fees charged but not yet collected on insurance policies. Generally, premiums are collected prior to providing risk coverage, minimizing the Company’s exposure to credit risk. Due to a variety of factors, certain premiums and policy service fees billed may not be collected, for which the Company establishes an allowance for doubtful accounts based on an analysis of historical collection experience. Allowance for doubtful accounts was $2.4 million and $2.2 million as of December 31, 2018 and 2017, respectively.

Policy Service Fee Revenues

Policy service fee revenues consist of fees charged to policyholders for services including installment billing fees, reinstatement fees, and underwriting report fees. The Company defers underwriting report fees and reinstatement fees and amortizes these fees over the term of the related insurance policy. All other fees are earned when billed.

Policy Origination Fee Revenues

Policy origination fee revenues are included in other income and represent fees charged for processing a new policy application. The Company defers policy origination fees and amortizes these fees over the term of the related insurance policies.

Deferred Policy Acquisition Costs (“DPAC”)

The Company defers policy acquisition costs that vary with and are directly related to the successful acquisition of new and renewal insurance policies. These costs include certain employee costs, premium taxes, direct sales costs and other underwriting costs. Such policy acquisition costs are deferred and amortized to income as premiums are earned over the term of the related insurance policies. Amortization of DPAC is included in Underwriting, acquisition, insurance and other expenses in the consolidated statements of operations and comprehensive income. DPAC is evaluated for recoverability. If anticipated losses, loss adjustment expenses (“LAE”), direct sales costs, and other policy acquisition costs exceed the Company’s recorded UPR and any future installment premium on insurance policies in force, DPAC would be reduced, and if necessary, a premium

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

deficiency reserve (“PDR”) would be recognized and recorded as a liability. The Company considers anticipated investment income in determining the recoverability of these costs, and believes the costs will be fully recovered. No reduction in DPAC or PDR was recorded as of December 31, 2018 and 2017.

Advertising Costs

While advertising costs are expensed as incurred, costs of producing commercials, such as the costs of concept development, writing advertising, copying, printing, audio and video crews, and actors, are deferred and fully expensed the first time each commercial is used. Advertising expense was $58.5 million and $43.7 million for the years ended December 31, 2018 and 2017, respectively.

Loss and Loss Adjustment Expense Reserves

Loss and loss adjustment expense reserves (“LAE reserves”), and anticipated salvage and subrogation, represent management’s best estimate of the ultimate cost of all unpaid reported and unreported losses incurred at the end of any given accounting period, net of salvage and subrogation. Loss and LAE reserves are estimated on an undiscounted basis, using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency, including such factors as inflation, economic developments, and legislative and litigation activities. Although considerable variability is inherent in such estimates, management believes the loss and LAE reserves are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. These adjustments are recognized in the consolidated statements of operations, in the period in which the estimates change.

Reinsurance

Reinsurance premiums, losses, and LAE are accounted for on a basis consistent with the methods used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company has one reinsurance agreement, which is an aggregate stop loss policy and mitigates exposure to large losses from catastrophic events.

Investments

Fixed Maturities: The Company’s fixed maturity security portfolio is classified as “available-for-sale” and reported at fair value, with unrealized gains and losses reported as a separate component of other comprehensive income, net of deferred income taxes. Any purchase premiums or discounts are amortized or accreted through net investment income over the life of the respective fixed maturity security and reflected as adjustments to the amortized cost.

For mortgage-backed securities, an effective yield is calculated at the time of the original purchase based on projected cash flows and principal prepayment assumptions. Prepayment assumptions are generated using a purchased prepayment model. This model uses several factors, such as seasonality, current levels of interest rates (for refinancing incentives), economic activity (including housing turnover), and term and age of the underlying collateral, to estimate principal prepayment activity. Prepayment assumptions are periodically reviewed, with any changes in the effective yields applied using the retrospective method. The amortized cost of the investment is then adjusted to the amount that would have existed had the new effective yield been applied since acquisition of the loans, with a corresponding charge or credit to net investment income. For interest only and non-investment-grade mortgaged-backed securities, the prospective method is used in accordance with the guidance prescribed by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 325-40, Beneficial Interests in Securitized Financial Assets.

Equity Securities: The Company’s equity security portfolio, which includes common stock and exchange-traded funds, is classified as “available-for-sale” and reported at fair value, with unrealized gains and losses reported as a separate component of other comprehensive income, net of deferred income taxes.

Limited Partnerships (“LPs”) and Limited Liability Companies (“LLCs”): The Company invests in real estate and private equity fund LPs and LLCs. These investments were sold to a limited number of investors and are not publicly traded. Based on the investment’s contractual characteristics, each investment is evaluated as to whether the investment should be recorded under cost, equity, or consolidation method of accounting. All

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

investments are analyzed under the variable interest model under ASC 810, Consolidation, to determine if they are variable interest entities (VIE). A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support or where investors lack certain characteristics of a controlling financial interest. The Company performs an ongoing qualitative assessment of its variable interests in VIEs to determine whether or not it has controlling financial interest or the power to direct the activities of the VIE entity. If a controlling financial interest or control exists, the Company would be considered the primary beneficiary of the VIE and would consolidate the assets and liabilities of the VIE in its consolidated financial statements. If no controlling financial interest exists and the Company owns 3% or more of the LP or LLC, the investment is accounted for under the equity method of accounting. Investments where the Company’s interest is minor and virtually no influence exists are recorded at cost. The remaining investment in LP and LLC’s qualify as VIE’s; however, the Company is not the primary beneficiary, and, thus, these investments are recorded under the equity method of accounting.

The value of certain investments with ownership interest below 3%, in which the LP or LLC’s funds are invested in liquid equity and/or debt securities, is recorded on the consolidated balance sheets in Investments in limited partnerships and limited liability companies, at cost or in equity method investments in limited partnerships and limited liability companies, and is generally established based on the net valuation criteria established by the managers of such investments as that value represents the economic interest of the Company’s investment in the funds. The net valuation criteria established by the managers of such investments is established on the balance sheet date in accordance with the governing agreements of such investments.

Impaired Investments: In accordance with GAAP, indicators used in considering an impairment of a security rely on management’s assertion that (a) it does not have the intent to sell the security and (b) it is more likely than not it will not have to sell the security before recovery. Additionally, the guidance requires that other-than-temporary impairments on debt securities due to credit deterioration be recognized in earnings while non-credit other-than-temporary impairments be recognized in other comprehensive income. This guidance also requires companies to disclose major security types for both debt and equity securities and to provide disclosure on individually significant unrealized losses. Additional information on the Company’s investment impairment process and related disclosures required by GAAP guidance is provided in Note 2.

The Company’s investment portfolio is primarily exposed to interest rate, market, and credit risks. The fair value of the Company’s investment portfolio is directly impacted by changes in interest rates, market conditions, and financial conditions of the respective issuers. The Company examines its investment portfolio at least on a quarterly basis for indicators of impairment. If an investment is determined by the Company to be other-than-temporarily impaired for credit reasons, such impairment is treated as a realized capital loss, and the carrying amount of the investment is adjusted to fair value or present value of cash flows, depending on the type of security.

Realized gains and losses on disposals of investments are determined by the specific identification method.

Net Investment Income: Net investment income, including amortization of premiums and accretion of market discounts, on investments in fixed maturities, is recognized as interest over the period that it is earned using the effective yield method.

Fair Value: The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC 820, Fair Value Measurements and Disclosures. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 – Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

Level 2 – Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads, and yield curves.

Level 3 – Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Transfers between levels are recognized at the beginning of the reporting period.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest-bearing time deposits having a maturity of three months or less at the date of the purchase. These assets are carried at cost or amortized cost, which approximate fair value.

Income Taxes

The Company files a consolidated federal income tax return. Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income and reclassified from accumulated other comprehensive income to retained earnings in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred income tax assets is provided for all or some portion of the deferred income tax asset when it is more likely than not that an amount will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances is included in income tax expense in the period it is identified.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken, or expected to be taken, in an income tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company had no uncertain tax positions as of December 31, 2018 and 2017.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line or declining-balance methods over the estimated useful lives or, in the case of leasehold improvements, the remaining lease term, if shorter. The estimated useful life of computer equipment and general software is generally 3-5 years, furniture and fixtures is 7 years, and buildings, 40 years.

The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that impact the recoverability of these assets.

Capitalized Software Costs

The Company capitalizes internal use software development costs during the application development phase and expenses costs related to preliminary activities and post implementation activities as incurred in accordance with ASC 350-40, Internal-Use Software. Capitalized software costs are included in Other Assets in the consolidated balance sheets. Major software systems (policy, billing, and claims) are expected to have longer useful lives than general software and are amortized over a useful life of up to 10 years, based on the Company’s expectation of the life of the system. The Company begins amortizing capitalized costs when the software is complete and ready for its intended use.

During the years ended December 31, 2018 and 2017, the Company capitalized expenditures of $7.0 million and $3.7 million on the development of certain internally developed software meeting the requirements of ASC 350-40. The Company did not place internally developed capitalized software into service in 2018 or 2017. Amortization expense for software previously placed in service amounted to $2.2 million and $2.5 million for the years ended December 31, 2018 and 2017, respectively.

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

Share-Based Compensation

The Company maintains a non-qualified compensatory stock compensation plan that issues share options, restricted stock units (“RSUs”), and stock appreciation rights (“SARs”) to certain employees and executives. The share options, SARs and RSUs are classified as liabilities in the consolidated balance sheets. Compensation expense is recognized on a straight-line basis over the requisite service period based on the current fair value (intrinsic value for SARs). Changes in fair value (or intrinsic value) that occur during the requisite service period are recognized as compensation expense over that period. The percentage of the fair value (or intrinsic value) that is accrued as compensation expense at the end of each period equals the percentage of the requisite service that has been rendered at that date. Changes in the fair value (or intrinsic value) that occur after the end of the requisite service period are compensation cost of the period in which the changes occur. Forfeitures are accounted for in the period in which they occur.

Earnings Per Share

Basic earnings (loss) per share (“EPS”) are calculated by dividing net income (loss) by the weighted average number of basic common shares outstanding during the period. Diluted earnings (loss) per share amounts are based on the weighted average number of common shares including non-vested share options and RSUs and the net effect of potentially dilutive share options.

Segments

The Company operates as one operating and reportable segment. In accordance with ASC 280, Segment Reporting, the financial information of the segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Recent Accounting Pronouncements

The Company is an emerging growth company (an “EGC”), as defined in the Jumpstart Our Business Startups Act (the JOBS Act). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies who are not an EGC.

Adopted Accounting Guidance

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU update requires all excess tax benefits and tax deficiencies to be recognized as income tax expense or benefit in the income statement, and be treated as discrete items in the reporting period in which they occur. Additionally, excess tax benefits will be classified with other income tax cash flows as an operating activity and cash paid by an employer when directly withholding shares for tax withholding purposes will be classified as a financing activity. Awards that are used to settle employee tax liabilities will be allowed to qualify for equity classification for withholdings up to the maximum statutory tax rates in applicable jurisdictions. Regarding forfeitures, a company can make an entity-wide accounting policy election to either continue estimating the number of awards that are expected to vest or account for forfeitures when they occur. The updated guidance is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods for public entities, and for annual periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018 for private entities. The adoption of ASU 2016-09 did not impact the Company’s financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 reduces diversity in practice in how certain transactions are classified in the statement of cash flows. The amendments in ASU 2016-15 provide guidance on specific cash flow issues, including debt prepayment or debt extinguishment costs, settlement of zero-coupon

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, and distributions received from equity method investees. ASU 2016-15 is effective for annual and interim periods beginning after December 15, 2017 for public entities. It is effective for annual periods in fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2019 for private entities. The adoption of this ASU on January 1, 2018 resulted in reclassifications to certain cash receipts within the Company’s consolidated statements of cash flows but had no impact on the Company’s consolidated financial position or results of operations. Periods prior to the January 1, 2018 adoption date have been restated to reflect the new guidance.

Guidance Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes virtually all existing revenue recognition guidance under GAAP. ASU 2014-09’s core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The update is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017 for public entities. The update is effective for annual periods in fiscal years beginning after December 15, 2018 with inclusion in interim periods beginning after December 15, 2019 for private entities. The guidance allows for early adoption. ASU 2014-09 allows for the use of either the retrospective or modified retrospective approach of adoption. The Company will adopt the guidance for its annual period ending December 31, 2019 and the modified retrospective adoption of ASU 2014-09 will not have a material impact on its financial position, results of operations, cash flows, or disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01: (1) requires equity investments (except those accounted for under the equity method or those that result in the consolidation of the investee) to be measured at fair value with changes in the fair value recognized in net income; (2) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (3) requires the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes; and (4) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years for public entities. It is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019 for private entities. The Company will adopt the guidance for its annual period ending December 31, 2019. Upon adoption on January 1, 2019, $7.1 million of after-tax unrealized gains on equity securities will be reclassified from accumulated other comprehensive income to retained earnings.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. It is effective for annual periods in fiscal years beginning after December 15, 2019 and interim periods in fiscal years beginning after December 15, 2020 for private entities. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. While new lease contracts between now and the adoption date could impact its assessment, the Company currently, based on existing leases, does not expect the impact to be material to its financial position, results of operations, cash flows, or disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 325). This amendment changes how entities will measure credit losses for most financial assets and certain other

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

instruments that are not measured at fair value through net income. For public entities, ASU 2016-13 is effective for annual and interim periods in fiscal years beginning after December 15, 2019. For private entities, it is effective for annual reporting periods beginning after December 15, 2020. The Company is evaluating the impact of this ASU on the Company’s financial position, results of operations, cash flows, and related disclosures.

Note 2 – Investments

Cost/amortized cost and fair value of investment in fixed maturities and equity securities as of December 31, 2018 and 2017 are as follows:

	December 31, 2018
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Fixed maturities:
U.S. Treasury and agencies	$3,248	$22	$(18)	$3,252
States and political subdivisions	59,189	1,396	(95)	60,490
Foreign governments	1,999	—	(8)	1,991
Corporate bonds	43,772	218	(435)	43,555
Commercial mortgage-backed securities	17,192	34	(215)	17,011
Residential mortgage-backed securities	54,521	63	(1,301)	53,283
Other loan-backed and structured securities	40,183	312	(430)	40,065
Total fixed maturities	220,104	2,045	(2,502)	219,647

Equity securities:
Common stock	2,699	153	(237)	2,615
Exchange-traded funds	22,904	9,069	—	31,973
Total equity securities	25,603	9,222	(237)	34,588
Total available-for-sale investments	$245,707	$11,267	$(2,739)	$254,235
	December 31, 2017
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Fixed maturities:
U.S. Treasury and agencies	$9,811	$81	$(59)	$9,833
States and political subdivisions	109,256	3,488	(39)	112,705
Foreign governments	700	—	—	700
Corporate bonds	24,621	437	(103)	24,955
Commercial mortgage-backed securities	7,573	27	(30)	7,570
Residential mortgage-backed securities	45,141	226	(628)	44,739
Other loan-backed and structured securities	31,135	397	(93)	31,439
Total fixed maturities	228,237	4,656	(952)	231,941

Equity securities:
Common stock	2,009	142	(1)	2,150
Exchange-traded funds	26,331	13,468	—	39,799
Total equity securities	28,340	13,610	(1)	41,949
Total available-for-sale investments	$256,577	$18,266	$(953)	$273,890

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

Investments in bonds at fair value of $3.1 million and $2.6 million were on deposit with regulatory authorities as of December 31, 2018 and 2017, respectively.

Amortized cost and fair value of investment in fixed maturities by contractual maturity as of December 31, 2018 are as follows:

	December 31, 2018
	Amortized Cost	Fair Value
	(in thousands)
Years to maturity:
One or less	$4,025	$4,008
After one through five	27,034	26,820
After five through ten	26,818	27,078
After ten	50,331	51,382
Mortgage and asset-backed securities	111,896	110,359
Total	$220,104	$219,647

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Because of the potential for prepayment on mortgage-backed and other loan-backed securities, these investments are not categorized by contractual maturity.

The following tables summarize investments in fixed maturities and equity securities in an unrealized loss position aggregated by investment category and length of time that individual securities have been in a continuous unrealized position as of December 31, 2018 and 2017:

	December 31, 2018
	Less than 12 Months		Greater than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(in thousands)
Fixed maturities:
U.S. Treasury and agencies	$—	$—	$787	$(18)	$787	$(18)
State and political subdivisions	7,206	(90)	849	(5)	8,055	(95)
Foreign governments	1,991	(8)	—	—	1,991	(8)
Corporate bonds	17,843	(182)	10,292	(253)	28,135	(435)
Commercial mortgage-backed securities	10,842	(146)	2,602	(69)	13,444	(215)
Residential mortgage-backed securities	16,655	(143)	27,852	(1,158)	44,507	(1,301)
Other loan-backed and structured securities	19,484	(292)	10,955	(138)	30,439	(430)
Total fixed maturities	74,021	(861)	53,337	(1,641)	127,358	(2,502)

Total equity securities	471	(237)	—	—	471	(237)
Total available-for-sale investments	$74,492	$(1,098)	$53,337	$(1,641)	$127,829	$(2,739)

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

	December 31, 2017
	Less than 12 Months		Greater than 12 Months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(in thousands)
Fixed maturities:
U.S. Treasury and agencies	$8,356	$(48)	$894	$(11)	$9,250	$(59)
State and political subdivisions	6,054	(31)	560	(8)	6,614	(39)
Corporate bonds	9,264	(37)	2,848	(66)	12,112	(103)
Commercial mortgage-backed securities	2,507	(28)	291	(2)	2,798	(30)
Residential mortgage-backed securities	12,753	(73)	20,725	(555)	33,478	(628)
Other loan-backed and structured securities	8,442	(56)	4,980	(37)	13,422	(93)
Total fixed maturities	47,376	(273)	30,298	(679)	77,674	(952)

Total equity securities	61	(1)	—	—	61	(1)
Total available-for-sale investments	$47,437	$(274)	$30,298	$(679)	$77,735	$(953)

The Company held 168 fixed maturity securities with a total estimated fair value of $127.4 million and gross unrealized losses of $2.5 million as of December 31, 2018. Of those securities, 77 were in a continuous unrealized loss position for greater than one year. The Company held 106 fixed maturity securities with a total estimated fair value of $77.7 million and gross unrealized losses of $1.0 million as of December 31, 2017. Of those securities, 42 were in a continuous unrealized loss position for greater than one year.

The Company sold securities with previously recognized other-than-temporary impairments (“OTTI”) for book purposes of a negligible amount in 2018 and $1.8 million in 2017. These disposals represent taxable losses. The Company evaluated all impaired investments for OTTI as of December 31, 2018 and 2017. Net realized capital gains include a negligible amount of realized losses from OTTI for the years ended December 31, 2018 and 2017.

The Company regularly reviews all securities with unrealized losses to assess whether the decline in the securities’ fair value is deemed to be an OTTI. The Company considers a number of factors in completing its OTTI review, including the length of time and the extent to which fair value has been below cost and the financial condition of an issuer. In addition to specific issuer information, the Company also evaluates the current market and interest rate environment.

After conducting an impairment review, the Company concluded that the remaining unrealized losses recorded on the investment portfolio at December 31, 2018 and 2017 were temporary and the result of inherent fluctuations in market conditions or interest rates, as opposed to financial conditions, future prospects, or credit quality of the issuers. For loan-backed or structured securities, the present value of future cash flows from the security is calculated using prescribed factors. For each loan-backed security in an unrealized loss position, the Company performs a calculation of the present value of future cash flows. This calculation incorporates the actual collateral performance measures, such as default rate, prepayment rate, delinquencies, and loss severity of the security into a prospective cash flow, which is discounted by the book yield of the security. For securities which have no actual collateral performance measures, sector-based assumptions are applied. In addition, the Company assesses its intent and ability to hold the security until recovery. If the Company intends to sell the security or does not have the ability to hold until recovery, the security is deemed to be OTTI. If the Company intends and has the ability to hold the security to recovery, an OTTI is only deemed to have occurred to the extent that the present value of cash flows does not exceed the amortized cost of the security.

When assessing equity securities for potential impairments, the Company considered (a) the duration and severity of the unrealized loss; (b) whether the decline appears to be related to general market fluctuations or more industry and issuer specific; (c) the financial condition and future prospects of the issuer; and (d) the Company’s intent and ability to hold until recovery. In addition, the Company’s assessments include consultations

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

with asset managers, the use of recent financial data, and other third-party data deemed reliable, such as agency ratings and analyst buy/sell/hold recommendations and earnings estimates. As of December 31, 2018 and 2017, the Company had the intent and ability to hold such investments for a period of time sufficient to allow for recovery in market value or until maturity.

The Company has invested in certain collateralized fixed income securities, such as residential mortgage-backed securities and other loan-backed or structured securities. Through certain investments, the Company is subject to additional default risk exposure as these securitizations were collateralized by mortgages that have characteristics of subprime lending. Such characteristics include, but are not limited to, an interest rate above prime to borrowers who do not qualify for prime rate loans, borrowers with low credit ratings, unconventionally high initial loan-to-value ratios, low initial payments based on a fixed introductory rate that expires after a short initial period, and borrowers with less than conventional documentation of their income or net assets. The amortized cost and fair value of the Company’s investments collateralized by mortgages that have subprime characteristics were not material to the Company’s financial position as of December 31, 2018 and 2017.

Investment in Federal Home Loan Bank of Cincinnati

Safe Auto Insurance Company is a member of the Federal Home Loan Bank of Cincinnati (“FHLBC”), which makes advances and provides other banking services to member institutions. Members are required to purchase stock in FHLBC in addition to maintaining collateral deposits for any funds advanced. SAIC’s investment in FHLBC of $0.7 million at December 31, 2018 and 2017 is classified in equity securities. In March 2017, the Company applied and received approval for a new $10 million cash management advance agreement (“CMA”), which expired on March 16, 2018. The Company applied and received approval for a new $10 million CMA in April 2018, which will expire on April 11, 2019. The Company does not have any outstanding obligations to FHLBC as of December 31, 2018 and 2017.

Investments in LPs and LLCs

The Company invests in real estate and private equity-related LPs and LLCs. In each of these investments, an unaffiliated general partner or managing member controls and oversees the underlying operations and administration of the investment entity. Quarterly, the general partner or managing member submits financial results to the Company, including the Company’s equity position in the entity.

The following tables summarize investments in LPs and LLCs and the carrying amounts as follows (in thousands):

As of December 31, 2018	Beginning Balance	Net Additions (Disposals)	Equity/Net Income (Loss)	Ending Balance
Total cost method	$6,055	$(1,921)	$—	$4,134
Total equity method	16,551	9,718	325	26,594
Total investment in LPs and LLCs	$22,606	$7,797	$325	$30,728
As of December 31, 2017	Beginning Balance	Net Additions (Disposals)	Equity/Net Income (Loss)	Ending Balance
Total cost method	$4,682	$1,373	$—	$6,055
Total equity method	14,737	1,857	(43)	16,551
Total investment in LPs and LLCs	$19,419	$3,230	$(43)	$22,606

The Company has invested $29.6 million and $21.8 million (cost) in LPs and LLCs as of December 31, 2018 and 2017, respectively. The Company is not the primary beneficiary of any of the LPs or LLCs. As of

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

December 31, 2018 and 2017, the maximum loss exposure is equal to the current carrying values of $30.7 million and $22.6 million, respectively. The Company has a remaining unfunded commitment of $8.0 million and $13.0 million on these investments as of December 31, 2018 and 2017, respectively. The redemption notice period for these investments is 45 days.

Quarterly, LPs and LLCs are reviewed for impairments. Each investment is reviewed for cash flow and financial performance compared to budget as well as operational progress against original expectations. If management should determine that the value of an investment has declined below the original purchase price for a period of time considered to be other than temporary, a determination shall be made if an OTTI exists. The Company recorded no OTTI for the years ended December 31, 2018 and 2017 on any of its investments in LPs and LLCs.

The components of net realized gains are as follows (in thousands):

	Year Ended December 31,
	2018	2017
Gross realized gains:
Fixed maturities	$602	$230
Equity securities and COLI	1,762	2,299
Options	—	47
Total gross realized gains	2,364	2,576

Gross realized losses:
Fixed maturities	(256)	(154)
Equity securities and COLI	(1,692)	(143)
Total gross realized losses	(1,948)	(297)

Total net realized gains	$416	$2,279

Proceeds from the sale of investments in fixed maturities were $55.9 million and $22.6 million for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, the Company had no unsettled purchases or open sales of investments. As of December 31, 2017, the Company had $1.1 million in unsettled purchases and $3.1 million in open sales of investments.

Major categories of investment income are as follows (in thousands):

	Year Ended December 31,
	2018	2017
Fixed maturities, available-for-sale	$6,998	$6,967
Equity securities, short-term investments and cash equivalents	1,116	1,262
LPs and LLCs	1,194	1,443
Gross investment income	9,308	9,672
Investment expenses	(416)	(425)
Net investment income	$8,892	$9,247

The Company does not have any significant concentration of credit risks, relating to an individual security or groups of securities with similar activities or economic characteristics, in its investment portfolio. There were no investments in individual issuers that exceeded 10% of shareholders’ equity as of December 31, 2018 and 2017.

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

Note 3 – Fair Value Measurement

The Company’s financial assets and liabilities measured and recorded at fair value for the periods presented below are as follows:

	December 31, 2018
	Level 1	Level 2	Level 3	Fair Value
	(in thousands)
Fixed maturities:
U.S. Treasury and agencies	$3,058	$194	$—	$3,252
States and political subdivisions	—	60,490	—	60,490
Foreign governments	—	1,991	—	1,991
Corporate bonds	—	43,555	—	43,555
Commercial mortgage-backed securities	—	17,011	—	17,011
Residential mortgage-backed securities	—	53,283	—	53,283
Other loan-backed and structured securities	—	39,530	535	40,065
Total fixed maturities	3,058	216,054	535	219,647

Equity securities:
Common stock(1)	1,925	—	—	1,925
Exchange-traded funds	31,973	—	—	31,973
Total equity securities	33,898	—	—	33,898
Total financial assets	$36,956	$216,054	$535	$253,545
	December 31, 2017
	Level 1	Level 2	Level 3	Fair Value
	(in thousands)
Fixed maturities:
U.S. Treasury and agencies	$9,242	$591	$—	$9,833
States and political subdivisions	—	112,705	—	112,705
Foreign governments	—	—	700	700
Corporate bonds	—	24,955	—	24,955
Commercial mortgage-backed securities	—	7,570	—	7,570
Residential mortgage-backed securities	—	44,739	—	44,739
Other loan-backed and structured securities	—	30,902	537	31,439
Total fixed maturities	9,242	221,462	1,237	231,941

Equity securities:
Common stock(1)	1,460	—	—	1,460
Exchange-traded funds	39,799	—	—	39,799
Total equity securities	41,259	—	—	41,259
Total financial assets	$50,501	$221,462	$1,237	$273,200
(1)	Excludes FHLBC restricted stock holdings totaling $0.7 million.

Fair values of the Company’s investment portfolio are estimated using unadjusted prices obtained by its investment manager from nationally recognized third-party pricing services, where available. For securities where the Company is unable to obtain fair values from a pricing service or broker, fair values are estimated using information obtained from the Company’s investment manager. Management performed several procedures to ascertain the reasonableness of investment values included in the consolidated financial statements as of

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

December 31, 2018 and 2017, including (1) obtaining and reviewing valuation reports from the Company’s investment manager that assess fair values from third-party pricing services, (2) discussing with the Company’s investment manager its process for reviewing and validating pricing obtained from third-party pricing services and (3) reviewing the security pricing received from the Company’s investment manager and monitoring changes in unrealized gains and losses at the individual security level. The Company has evaluated the various types of securities in its investment portfolio to determine an appropriate ASC 820 fair value hierarchy level based upon trading activity and the observability of market inputs. Based on this evaluation and investment class analysis, each price is classified into Level 1, 2 or 3.

For Level 2 financial assets, values are based on quoted prices in markets that are not active or based on quoted prices for similar assets that are actively traded. The fair value estimation process may include pricing models for which the inputs are corroborated by market data. The inputs for Level 2 fixed maturity securities pricing models include relevant market information by asset class, trade activity of like securities, marketplace quotes, benchmark yields, spreads off benchmark yields, interest rates, U.S. Treasury or swap curves, yield to maturity and economic events. Specific to asset-backed securities, key inputs also include prepayments and default projections based on past performance of the underlying collateral and current market data.

Level 3 inputs include quotes from the Company’s investment manager or other external sources that are not considered binding; or where it cannot be determined that market participants would in fact transact for the asset or liability at the quoted prices; or where the inputs are not deemed observable.

There were no transfers of investments between Level 1 and Level 2 during 2018 and 2017.

The following table summarizes the changes in fair value of assets by type of security and liabilities classified in Level 3 in 2018 and 2017 by type of security. Realized and unrealized gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	Foreign Governments	Other Loan-Backed and Structured Securities	Derivatives
	(in thousands)
Balance at January 1, 2018	$700	$537	$—
Total realized/unrealized gains (losses) included in:
Other comprehensive income	—	(2)	—
Purchases and issuances	—	—	—
Sales and settlements	(700)	—
Balance at December 31, 2018	$—	$535	$—
	Foreign Governments	Other Loan-Backed and Structured Securities	Derivatives
	(in thousands)
Balance at January 1, 2017	$700	$490	$(68)
Total realized/unrealized gains (losses) included in:
Other comprehensive income	—	47	—
Purchases and issuances	—	—	—
Sales and settlements	—	—	68
Balance at December 31, 2017	$700	$537	$—

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

Reclassifications impacting Level 3 financial instruments are reported as transfers in (out) of the Level 3 category as of the beginning of the quarter in which the transfer occurs. Gains and losses only reflect activity for the period the investment was classified in Level 3. There are no reclassifications impacting Level 3 financial instruments in 2018 and 2017. Except for the above table, additional disclosures for the Level 3 category are not material and therefore not provided.

The following methods and/or assumptions are used by the Company in estimating the fair value disclosures for financial instruments that are not recorded at fair value in the consolidated financial statements.

Long-term debt — The carrying amounts in the consolidated balance sheets for this debt instrument is the current balance owed. Fair value, based on an external valuation of the debt, is $13.2 million and $13.6 million at December 31, 2018 and 2017, respectively. The fair value of debt is estimated using a discounted cash flow model incorporating quoted prices for similar liabilities in markets that are not active. The inputs used in the valuation are considered Level 2 inputs.

Note 4 – Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs are summarized as follows (in thousands):

	Year Ended December 31,
	2018	2017
Balance, beginning of year	$4,757	$4,334
Capitalized policy acquisition costs	25,012	24,652
Amortization of DPAC	(25,226)	(24,229)
Balance, end of year	$4,543	$4,757

Note 5 – Loss and Loss Adjustment Expense Reserves

Methodology for Determining Loss and LAE Reserves

Loss reserves are management’s best estimate of ultimate losses and are based on management’s analysis. The Company analyzes each portion of its business in a variety of ways and use multiple analytical methodologies. Using generally accepted actuarial reserving techniques, management projects an estimate of ultimate losses and LAE at each reporting date.

Significant Changes in Methodologies and Assumptions

There were no significant changes in methodologies or assumptions from the prior year.

Methodology for Determining Cumulative Number of Reported Claims

The amount reported for the cumulative number of reported claims includes open and closed claims by accident year at the claimant level.

Activity in the Loss and LAE reserves are as follows (in thousands):

	Year Ended December 31,
	2018	2017
Gross balance at beginning of year	$122,053	$124,726
Less: Reinsurance recoverable	—	—
Add losses and LAE incurred, related to:
Current period	253,587	231,889
Prior period	(1,853)	2,544
Total loss and LAE incurred	251,734	234,433
Deduct losses and LAE paid, related to:
Current period	158,658	145,647
Prior period	85,641	91,459

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

	Year Ended December 31,
	2018	2017
Total claim payments	244,299	237,106
Net balance at end of year	129,488	122,053
Plus: Reinsurance recoverable	—	—
Gross balance at end of year	$129,488	$122,053

During 2018, the Company increased its estimate of ultimate losses for prior accident years by $1.8 million and decreased its estimate of ultimate LAE for prior accident years by $3.7 million. This net favorable development was approximately 1.5% of the prior years’ reserves for unpaid losses and LAE. The net decrease in the prior years’ estimates is a result of ongoing analysis of recent loss and expense trends. The decrease in the prior years’ estimated LAE is primarily a result of lower than expected costs to adjust and close claims for accident years 2017 and 2016. The increase in estimated losses for prior years is primarily a result of greater than expected severity of bodily injury claims for accident years 2017 and 2016. There was no significant reinsurance activity in 2018; however, the Company did collect $2.9 million from its errors and omissions insurance carrier for extra-contractual losses in 2018, which is recorded in ceded losses and LAE.

During 2017, the Company increased its estimate of ultimate losses for prior accident years by $5.3 million and decreased its estimate of ultimate LAE for prior accident years by $2.8 million. This net unfavorable development was approximately 2.0% of the prior years’ reserves for unpaid losses and LAE. The change in the prior years’ estimates is a result of ongoing analysis of recent loss and expense trends. The increase in estimated losses for prior years is primarily a result of both auto liability claim frequency and severity for accident years 2015 and 2016 being above previously projected levels for auto liability claims. That increase was partially offset by a decrease in prior years’ estimated LAE, which is primarily the result of lower than expected costs to adjust and close claims for prior years and lower defense and cost containment cost per claim on accident years 2013 – 2016. There was no significant reinsurance activity in 2017.

Anticipated salvage and subrogation recoverable of $6.5 million and $6.7 million was deducted from Loss and LAE reserves on the consolidated balance sheets as of December 31, 2018 and 2017, respectively. Salvage and subrogation received was $15.2 million in 2018 and $12.2 million in 2017.

The following information on incurred and paid claims development, net of reinsurance and by category for years ended December 31, 2014 through 2018 is presented (with prior years being unaudited) as follows.

Private Passenger Auto Liability (in thousands, except per claims data)

Incurred Claims and Allocated LAE, Net of Reinsurance						Total IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
For the years ended December 31,						As of December 31, 2018
Accident year	(Unaudited)				(Audited)
	2014	2015	2016	2017	2018	(Audited)
2014	$133,153	$137,285	$137,839	$136,710	$137,442	$737	56,829
2015	—	144,823	151,626	152,143	152,548	2,395	60,816
2016	—	—	139,342	145,514	147,050	7,757	56,491
2017	—	—	—	144,290	145,416	21,129	59,158
2018	—	—	—	—	158,777	79,753	64,043
Total					$741,233

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

Cumulative Paid Losses and Allocated LAE, Net of Reinsurance
For the years ended December 31,
Accident year	(Unaudited)				(Audited)
	2014	2015	2016	2017	2018
2014	$66,223	$114,606	$129,099	$135,158	$136,706
2015	—	71,036	127,238	144,488	150,153
2016	—	—	69,367	123,534	139,294
2017	—	—	—	73,410	124,287
2018	—	—	—	—	79,024
Total					$629,464

All outstanding liabilities before 2014, net of reinsurance (unaudited)					$1,031

Liabilities for claims and claim adjustment expense, net of reinsurance					$112,800

Private Passenger Auto Physical Damage (in thousands, except per claims data)

Incurred Claims and Allocated LAE, Net of Reinsurance						Total IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
For the years ended December 31,						As of December 31, 2018
Accident year	(Unaudited)				(Audited)
	2014	2015	2016	2017	2018	(Audited)
2014	$58,663	$61,028	$60,608	$60,285	$60,399	$(226)	41,624
2015	—	62,532	62,585	62,134	62,344	(243)	45,130
2016	—	—	53,020	52,611	52,769	(99)	37,751
2017	—	—	—	55,217	53,584	(135)	38,954
2018	—	—	—	—	62,345	8,300	42,344
Total					$291,441
Cumulative Paid Losses and Allocated LAE, Net of Reinsurance
For the years ended December 31,
Accident year	(Unaudited)				(Audited)
	2014	2015	2016	2017	2018
2014	$53,470	$60,872	$60,585	$60,603	$60,633
2015	—	55,836	62,630	62,520	62,587
2016	—	—	48,035	52,896	52,868
2017	—	—	—	48,902	53,720
2018	—	—	—	—	54,045
Total					$283,853

All outstanding liabilities before 2014, net of reinsurance (unaudited)					$—

Liabilities for claims and claim adjustment expense, net of reinsurance					$7,588

The following table summarizes the average cumulative percentage payout of incurred losses (net of salvage and subrogation) and allocated LAE by age, net of reinsurance, as of December 31, 2018:

Years (unaudited)	1	2	3	4	5+
Private passenger auto liability	50%	84%	95%	99%	100%
Private passenger auto physical damage	89%	100%	100%	100%	100%

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

Reconciliation of net incurred and paid losses development tables to the Loss and LAE reserves on the consolidated balance sheet as of December 31, 2018 is as follows (in thousands):

Net outstanding liabilities
Private passenger auto liability	$112,800
Private passenger auto physical damage	7,588
Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	120,388

Unallocated loss adjustment expenses	9,100

Total gross liability for unpaid losses and loss adjustment expenses	$129,488

Note 6 – Reinsurance

Safe Auto Insurance Company maintains a prospective personal automobile physical damage catastrophe agreement of reinsurance with General Reinsurance Corporation. The maximum aggregate loss recovery limit under this contract is $2.5 million. Ceded premiums are calculated based on amount of coverage. There were no recoveries under this agreement during the years ended December 31, 2018 and 2017. Reinsurance agreements do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurer and monitors various credit risks to minimize its exposure to significant losses from reinsurer insolvencies.

The Company collected $2.9 million from its errors and omissions insurance carrier for extra-contractual losses in 2018. These losses are recorded in ceded losses.

The effect of assumed and ceded premiums on net written, premiums earned and losses and LAE incurred are as follows for the years ended (in thousands):

	December 31, 2018			December 31, 2017
	Premiums Written	Premiums Earned	Loss and LAE	Premiums Written	Premiums Earned	Loss and LAE
Direct	$379,988	377,995	255,133	$351,225	$338,596	$233,935
Assumed	—	—	(497)	(3)	78	498
Ceded	(55)	(55)	(2,902)	(48)	(48)	—
Net	$379,933	$377,940	$251,734	$351,174	$338,626	$234,433

Note 7 – Income Taxes

On December 22, 2017, Public Law 115-97, more commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, significantly amending the Internal Revenue Code of 1986. The Tax Act, among other things, reduces the federal corporate income tax rate from 35% to 21% effective January 1, 2018, imposes additional limitations on net operating losses and executive compensation, allows for the full expensing of certain capital expenditures and enacts other changes impacting the insurance industry. Tax related changes are recorded in the Company’s consolidated statements of operations and other comprehensive income for the years ended December 31, 2018 and 2017. As of December 31, 2018 and 2017, the Company measured its net deferred income tax asset at the 21% tax rate. In connection with the Company’s initial analysis of the impact of the Tax Act, the Company recorded a discrete net tax expense of $0.5 million in 2017 as a result of the corporate rate reduction.

The SEC Staff Accounting Bulletin No. 118 (“SAB 118”) was issued to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Act. December 22, 2018 marked the end of the measurement period for purposes of SAB 118. As such, the Company

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

has completed its analysis based on legislative updates relating to the Tax Act currently available. As a result of guidance released by the IRS, (Revenue Procedure 2019-06), the Company has recorded the following adjustments to its accounting for the Tax Act during 2018:

Loss and LAE reserves: The Tax Act changed the discount rate and payment patterns utilized to discount certain lines of business when computing the allowable tax reserve deduction. On December 19, 2018, the IRS issued Revenue Procedure 2019-06 which provided taxpayers with the applicable discount factors for use in these computations. As a result of this additional guidance, the Company recorded an increase to the Company’s gross deferred tax asset for loss and LAE reserves of $0.8 million and an increase to the Company’s gross deferred tax liability for reserve transition liability of $0.6 million during 2018. The recorded adjustment had no impact on the Company’s effective tax rate.

The components of income tax expense are as follows (in thousands):

	Year Ended December 31,
	2018	2017
Current income tax expense	$4,679	$7,112
Change in deferred income tax	304	(150)
Income tax expense	$4,983	$6,962

A reconciliation of Statutory Federal Income Tax Expense and Rate to the Company’s effective income tax expense and rate from continuing operations is presented below (in thousands):

	Year Ended December 31,
	2018		2017
	Amount	Rate	Amount	Rate
Income tax expense at federal income tax rate	$5,278	21%	$9,091	35%
Tax exempt investment income	(554)	(2)%	(931)	(3)%
Prior tax year adjustments	(369)	(1)%	—	—
Company owned life insurance	354	1%	(1,965)	(8)%
Other	274	1%	767	3%
Total income tax expense	$4,983	20%	$6,962	27%

The consolidated balance sheet reflected net deferred income tax assets as of December 31, 2018 and 2017 that results from temporary differences as follows (in thousands):

	December 31,
	2018	2017
Deferred income tax assets:
Unearned premiums	$3,949	$3,866
Net operating loss	1,549	1,552
Accrued personnel costs	2,909	1,785
Deferred compensation	1,786	1,483
Unearned policy service fees	639	731
Loss and loss adjustment expense reserves	1,284	501
Allowance for bad debt	520	464
Other	279	234
Total gross deferred income tax assets	12,915	10,616
Less: valuation allowance	(1,509)	(1,509)
Total deferred income tax assets	11,406	9,107

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

	December 31,
	2018	2017
Deferred income tax liabilities:
Fixed assets & capitalized costs on software	3,890	2,449
Net unrealized gains on investments	2,323	3,935
Deferred gain on investments in LPs and LLCs	974
Deferred policy acquisition costs	953	997
Reserve transition liability	649
Other	359	1,007
Total deferred income tax liabilities	9,148	8,388

Net deferred income tax assets	$2,258	$719

The expiration of federal net operating loss (“NOL”) carryforwards and their related deferred income tax assets as of December 31, 2018 are presented below by year of expiration (in thousands).

	NOL Carry- forwards	Deferred Tax Asset
Expiring in:
2020	$—	$—
2021 through 2025	—	—
2026 through 2030	—	—
2031 through 2037	7,377	1,549
Total All Years	$7,377	$1,549

In assessing the realization of deferred income tax assets, management considered whether it was more likely than not that some portion or all of the deferred income tax assets will not be realized. The Company is required to assess whether a valuation allowance should be established against the Company’s deferred income tax assets based on the consideration of all available evidence using a more likely than not standard. In assessing the Company’s ability to support the future realization of its deferred income tax assets, management considered both positive and negative evidence. Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of the Company’s domestic NOL carryforwards may be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities. The Company believes that it is more likely than not that the benefit from certain NOL carryforwards acquired in connection with business acquisitions made in prior years will not be realized. In recognition of this risk, the Company has provided a valuation allowance of $1.5 million on the deferred tax assets related to these NOL carryforwards as of December 31, 2018 and 2017. During 2017, the company recorded a decrease of $1.0 million to the valuation allowance as a result of the tax rate change related to the Tax Act.

Note 8 – Debt

Junior Subordinated Debentures

In 2004, the Company formed SAG Statutory Trust I (the “Trust”), which issued floating rate trust preferred securities and, in turn, purchased from the Company $13.4 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (subordinated debt), which provide interest payments and future principal repayments to fund the Trust’s obligations. The preferred securities must be redeemed upon maturity or redemption of the subordinated debt. The Company effectively provides a full and unconditional guarantee of the Trust’s obligations.

The subordinated debt bears a variable interest rate that is reset quarterly and is calculated as a 370 basis-point spread over three-month London Interbank Offered Rate in effect at the beginning of each interest period. The effective interest rate was 6.5% as of December 31, 2018. The subordinated debt became redeemable at par on or after May 14, 2009 and matures on June 17, 2034.

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

The Company created a VIE with the formation of the Trust, as the equity investors at risk do not have the power to direct the activities of the Trust. In accordance with FASB ASC 810-10-25, the Trust was not consolidated upon its formation because the Company does not have a significant variable interest in the Trust, and, hence, is not considered the primary beneficiary. The Company recorded common securities of the Trust of $0.4 million in equity securities and the $13.4 million aggregate principal amount of junior subordinated debentures issued to the Trust in debt.

Aggregate Principal Payments

Aggregate scheduled principal payments of debt as of December 31, 2018, excluding unamortized issuance costs of $0.2 million, are summarized in the following table:

	2019	2020	2021	2022	2023	Thereafter
	(in thousands)
Principal payments	$—	$—	$—	$—	$—	$13,403

The average interest rate on all debt obligations was 5.9% and 5.0% for the years ended December 31, 2018 and 2017, respectively.

The Company has a capital lease with an outstanding balance of less than $0.1 million as of December 31, 2018 and 2017, which is included in debt and capital lease obligations on the consolidated balance sheets.

Note 9 – Property and Equipment

Property and equipment consist of the following as of (in thousands):

	December 31
	2018	2017
Computer equipment	$12,440	$11,706
Furniture and fixtures	7,619	5,119
Land, buildings, and leasehold improvements	36,231	37,586

Total cost	56,290	54,411
Accumulated depreciation	(25,599)	(23,351)
Property and equipment, net	$30,691	$31,060

Depreciation expense was $2.5 million and $2.2 million for the years ended December 31, 2018 and 2017, respectively.

Note 10 – Commitments and Contingencies

Contingencies

The Company is named, from time to time and in the ordinary course of business, as a defendant in legal actions arising principally from claims made under its insurance contracts, including those that seek extra-contractual damages beyond policy limits, commonly referred to as extra-contractual or bad faith claims. Such legal actions are considered by the Company in estimating loss and LAE reserves.

The Company is also, from time to time and in the ordinary course of business, faced with class action lawsuits, regulatory proceedings and individual lawsuits that are not directly related to an insurance claim.

When a loss from a contingency is considered probable and reasonably estimable, the Company records an accrual in the amount of its best estimate for the ultimate loss. An estimate may include a range of loss, and the Company discloses such amount or range of loss, if material. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided, but no accrual is established. Disclosure is also provided when it is reasonably possible that a loss will be incurred or when it is reasonably possible that the amount of a loss will exceed the recorded provision. The Company does not establish accruals or disclosures for those matters where

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

the loss is considered remote. The Company regularly reviews all contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made.

At December 31, 2018, pending litigation matters include two state regulatory matters, two similar putative class action lawsuits both alleging the Company improperly charged premiums to certain insureds, and two outstanding extra-contractual claim lawsuits. Amounts accrued for these matters at December 31, 2018 are not considered material to the Company’s financial position.

The Company continues to vigorously defend its position in the aforementioned outstanding matters and assess its legal positions. If any one or more of these matters results in a judgment against, or settlement by, the Company in an amount significantly in excess of the accrual established for such matter, if any, the resulting accrual could have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Guaranty Fund and Other Assessments

The Company is subject to guaranty fund and other assessments by the states in which it writes insurance contracts. These assessments primarily provide for the payment of covered claims or other insurance obligations of insurance companies deemed insolvent and are typically accrued upon determination of insolvency. The Company had accrued guaranty fund and other assessments of negligible amounts as of December 31, 2018 and 2017. The assessments are expected to be paid, with premium tax offsets taken, within one year.

Note 11 – Benefit Plans

The Company sponsors a defined contribution 401(k) plan (the “401(k) Plan”) which allows eligible employees to contribute a percentage of their salaries, wages and bonuses, subject to certain restrictions and limitations, to an individual 401(k) retirement savings account. The Company makes matching contributions equal to 50% of the employee contributions, not to exceed 4% of total employee compensation, and may make periodic discretionary contributions. The Company’s contributions to the 401(k) Plan were $0.8 million for the years ended December 31, 2018 and 2017, respectively.

The Company also sponsors a non-qualified deferred compensation plan for certain executives and directors. Participating executives and directors may contribute a percentage of their director fees, salaries, wages and bonuses, subject to certain restrictions and limitations. The Company makes matching contributions not to exceed 4% of total executive compensation when coordinated with the executives’ contributions to the 401(k) Plan. There are no matching contributions for directors. The Company’s contribution to this deferred compensation plan was $0.2 million and $0.1 million for the years ended December 31, 2018 and 2017, respectively.

Note 12 – Statutory Financial Information

The statutory basis financial statements of the Company’s insurance subsidiary, SAIC, are prepared in accordance with the accounting practices prescribed or permitted by the Ohio Department of Insurance (the “Department”). Statutory accounting practices differ from GAAP. The following represents statutory basis financial information of the Company’s insurance subsidiary as of and for the years ended December 31, 2018 and 2017 (in thousands):

	2018	2017
Statutory basis net income	$22,548	$33,823
Statutory basis capital and surplus	$108,606	$136,705

Dividends

State insurance laws restrict the Company’s insurance subsidiary as to the amount it may pay as dividends without prior approval from the Department. Ohio law states that dividends are limited to the greater of the prior year’s statutory net income or 10% of the statutory surplus of the insurance company. Based on the insurance subsidiary’s 2018 financial results, the 2019 ordinary dividend is limited to $22.5 million.

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

SAIC obtained Department approval to declare and pay an extraordinary dividend to the Parent of $20 million in 2018. SAIC declared and paid ordinary dividends to the Parent of $33.8 million in 2018.

SAIC obtained Department approval to declare and pay an extraordinary dividend to the Parent of $45 million in 2017. SAIC declared and paid ordinary dividends to the Parent of $5.6 million in 2017.

Risk–Based Capital

Property and casualty insurance companies are subject to certain risk-based capital (“RBC”) requirements as specified by the National Association of Insurance Commissioners (“NAIC”). Under those requirements, the minimum allowable amount of capital maintained by an insurance company is determined based on the various risk factors related to it. As of December 31, 2018 and 2017, the Company’s insurance subsidiary, SAIC, met the minimum RBC requirements.

Note 13 – Share-Based Compensation

In June 2013, the Company established a non-qualified compensatory share option plan to benefit executives. RSUs were introduced to the plan in 2016 and SARs were introduced in 2017 but none were granted until 2018. The plan generally calls for five-year vesting periods, and each option and SAR has a 10-year term after the grant date. The plan provides for accelerated vesting if there is a sale of the Company or an IPO (as defined in the plan). The maximum number of awards that may be granted under this plan is 5,000. The exercise price per common share purchasable under an option is determined by the Board of Directors at fair market value of a share on the date of each grant. Shares will be issued first from any existing inventory of treasury stock on a first in, first out basis.

The table below presents data for share options issued under the Company’s 2013 Stock Option Plan as of December 31, 2018:

	Shares	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in thousands)
Outstanding at January 1, 2018	2,192.871	$5,127	7.2 years	$4,836
Granted	1,730.000	6,377
Forfeited	(44.000)	5,347
Outstanding at December 31, 2018	3,878.871	$5,682	7.5 years	9,597

Options exercisable at December 31, 2018	1,342.671	$4,799	5.3 years	$4,507
Options non-vested at December 31, 2018	2,536.200	$6,149		$5,090

The table below presents data for share options issued under the Company’s 2013 Stock Option Plan as of December 31, 2017:

	Shares	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in thousands)
Outstanding at January 1, 2017	1,444.871	$4,805	7.3 years	$2,692
Granted	762.000	5,734
Exercised	(14.000)	4,911
Outstanding at December 31, 2017	2,192.871	$5,127	7.2 years	$4,836

Options exercisable at December 31, 2017	924.100	$4,651	5.7 years	$2,038
Options non-vested at December 31, 2017	1,268.771	$5,474		$2,798

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

The weighted average grant date fair value of options granted during the years ended December 31, 2018 and 2017 was $2,047 and $3,295 per option, respectively. The total intrinsic value of options exercised and liabilities paid during the years ended December 31, 2018 and 2017 was not significant. The total fair value of options vested during the years ended December 31, 2018 and 2017 was $1.6 million and $0.7 million, respectively.

An option pricing model was used to compute the estimated fair value of the options at December 31, 2018. The expected term of the outstanding options as of each date was 6.5 years and was calculated based on the weighted average expected term of the outstanding options as of that date. The volatility assumption is based on historical volatility of comparable public companies. The dividend yield is based on historical and expected future dividend patterns. The risk-free interest rate is based on the rate of U.S. Treasury note as of December 31, 2018 that best matches the expected term of the outstanding options.

The table below presents data and assumptions for the share options granted during the years ended December 31, 2018 and 2017:

	2018	2017
Expected dividend yield	1.9%	0.0%
Expected volatility	19.7%	20.0%
Expected term (in years)	6.5	4.0
Risk-free rate	2.5%	2.1%

The table below presents data for RSUs issued under the Company’s plan:

	Units	Weighted Average Grant Date Fair Value
Nonvested RSUs at January 1, 2017	43.0	$5,160
Granted	—
Vested	3.0	5,160
Forfeited	—
Nonvested RSUs at December 31, 2017	40.0	$5,160
Granted	—
Vested	—
Forfeited	3.5	5,160
Nonvested RSUs at December 31, 2018	36.5	$5,160

The total fair value of RSUs vested during the years ended December 31, 2018 and 2017 was not significant.

The table below presents data for stock appreciation rights issued under the Company’s 2013 Stock Option Plan as of December 31, 2018:

	SARs	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in thousands)
Outstanding at January 1, 2018	—	$—		$—
Granted	120	6,377
Exercised	—	—		—
Outstanding at December 31, 2018	120	$6,377	9.1	$213

SARs exercisable at December 31, 2018	—	$—	—	$—
SARs non-vested at December 31, 2018	120	$6,377		$213

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

The weighted average grant date fair value of SARs granted during the year ended December 31, 2018 was $1,779 per SAR. No SARs were exercised or vested during the year ended December 31, 2018. The company estimated the grant date and year-end fair values of SARs using intrinsic values on those dates.

The total share-based compensation expense incurred for the years ended December 31, 2018 and 2017 was $2.1 million and $2.2 million with tax benefits of $0.4 million and $0.9 million, respectively. For the awards outstanding as of December 31, 2018, the Company expects to incur approximately $6.6 million in additional compensation expense over a weighted average period of 2.7 years. As of December 31, 2018 and 2017, there has been no material cash impact to the financial statements resulting from this option plan.

Note 14 – Shareholders’ Equity

The Company has both voting and non-voting common shares. The Company is authorized to issue up to 25,000 voting and 50,000 non-voting common shares with par value of $0.01 per common share. Holders of voting common shares have voting rights of one vote for each share held.

Holders of both voting and non-voting common shares have equal rights to earnings and dividends. On November 26, 2018, the Company’s Board of Directors declared a $700 per share dividend for all outstanding common shares totaling $21.6 million. The entire dividend was paid on January 18, 2019 to shareholders of record as of November 26, 2018. The Company was not obligated to obtain, and did not obtain, approval from the Department to pay this dividend.

The Company declared and paid $4.6 million in dividends to common shareholders in 2017.

In 2018, the Company repurchased 44 shares of non-voting common shares. In 2017, the Company sold 17 and repurchased 39 shares of non-voting common shares.

Note 15 – Earnings per Share

The following is a summary of the elements used in calculating basic and diluted earnings per common share:

	Year ended December 31,
	2018		2017
	Voting Common Shares	Non-voting Common Shares	Voting Common Shares	Non-voting Common Shares
Numerator
Net income attributable to Safe Auto – basic (in thousands)	$198	$19,954	$186	$18,827
Net effect of dilutive share-based compensation	(1)	273	—	—
Net income attributable to Safe Auto – diluted (in thousands)	197	20,227	186	18,827
Denominator
Weighted average number of common shares outstanding – basic	303	30,554	303	30,598
Net effect of dilutive share-based compensation	—	491	—	—
Weighted average number of common shares outstanding – diluted	303	31,045	303	30,598
Basic net income per share	$653.08	$653.08	$615.29	$615.29
Diluted net income per share	$651.56	$651.56	$615.29	$615.29

Sources of dilution of the Company’s common shares are related to certain share-compensation awards. The above table excludes 2,835 and 2,233 shares of anti-dilutive share-based compensation awards at year-end December 31, 2018 and 2017, respectively. The Company did not include these share-based awards in the computation of net income per voting and non-voting common share because their exercise would have anti-dilutive effects.

Unaudited pro forma earnings per share

The Company declared a dividend for all outstanding common shares totaling $21.6 million on November 26, 2018. The entire dividend was paid on January 18, 2019. Under certain interpretations of the SEC, dividends

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

declared in the twelve months preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that the dividends exceeded earnings during such period. As such, the unaudited pro forma earnings per share for 2018 give effect to the number of shares whose proceeds are deemed to be necessary to pay the dividend amount that is in excess of earnings during 2018, up to the amount of shares assumed to be issued in the offering.

The table below sets forth the computation of unaudited pro forma basic and diluted earnings per common share as of December 31, 2018:

	Basic				Diluted
(in thousands, except share and per share data)	Voting Common Shares		Non-voting Common Shares		Voting Common Shares		Non-voting Common Shares
Net income attributable to Safe Auto		$198		$19,954		$197		$20,227
Weighted average number of common shares outstanding		303		30,554		303		31,045
Shares assumed in offering to pay dividends in excess of earnings (1)
Pro forma weighted average shares outstanding
Pro forma earnings per share	$		$		$		$
(1) Dividends declared in last twelve months						$212		$21,379
Net income attributable to Safe Auto in the last twelve months						$197		$20,227
Dividends in excess of earnings						$15		$1,152
Assumed IPO price
Shares issued in the IPO to pay dividends in excess of earnings

Note 16 – Company Owned Life Insurance

The Company has company owned life insurance (“COLI”) policies for several key employees, a former employee and a director. COLI is reported in assets at cash surrender values, which approximates fair value. The recorded values were $15.5 million and $15.1 million as of December 31, 2018 and 2017, respectively. The Company recognized $1.7 million of unrealized losses for the year ended December 31, 2018 and $1.6 million of unrealized gains resulting from the change in value of assets for the year ended December 31, 2017. The Company received $4 million in insurance proceeds for one policy in 2017, which was included in other income in the consolidated statements of operations and comprehensive income.

Note 17 – Accumulated Other Comprehensive Income (“AOCI”)

The components of Other Comprehensive Income Tax Benefit (Expense) for the periods presented below were as follows (in thousands):

	Year Ended December 31,
	2018	2017
Other comprehensive income (loss) before income taxes:
Unrealized holding gains (losses) arising during the year before reclassification adjustment	$(6,684)	$7,847
Reclassification adjustment for amounts included in net income	(2,103)	(2,279)
Unrealized holding gains (losses)	(8,787)	5,568
Other comprehensive income (loss) before income taxes	$(8,787)	$5,568

Safe Auto Insurance Group, Inc. and Subsidiaries
Notes to the December 31, 2018 and 2017 Consolidated Financial Statements

	Year Ended December 31,
	2018	2017

Income tax benefit (expense):
Unrealized holding gains and losses arising during the year before reclassification adjustment	1,404	(2,746)
Reclassification adjustment for amounts included in net income	442	797
Unrealized holding gains and losses	1,846	(1,949)
Other comprehensive income tax benefit (expense)	$1,846	$(1,949)

The components of AOCI were as follows (in thousands):

	Year Ended December 31,
	2018	2017
Net unrealized gains on investments, net of income taxes:
Available for sale fixed maturities with portion of OTTI recognized in earnings	$207	$209
Other net unrealized gains on investments	6,530	13,469
Accumulated other comprehensive income	$6,737	$13,678

Components of AOCI were reclassified to the following lines of the consolidated statements of operations and comprehensive income for the periods presented below as follows (in thousands):

	Year Ended December 31,
	2018	2017
Reclassification of AOCI from net unrealized gains and losses on available for sale securities to:
Net realized gains on sales of investments	$2,103	$2,295
Net impairment losses recognized in earnings	—	(16)
Total before income taxes	2,103	2,279
Income tax benefit (expense)	(442)	(797)
Reclassification from AOCI, net of income taxes	1,661	1,482
Total reclassification from AOCI to net income	$1,661	$1,482

Note 18 – Related Party Transactions

Certain members of the Company’s management have investments in some of the same LP and LLC investments in which the Company has invested. The Company has included those ownership interests in its VIE analysis. All transactions between LP and LLC investments and the Company or individual members of management or the two founders are handled and transacted separately between investment entity and the individual investors.

During the years ended December 31, 2018 and 2017, various expenses were paid on the Company’s behalf by certain members of management. The Company immediately and fully reimbursed those members of management for the expenses incurred.

Note 19 – Subsequent Events

The Company has evaluated subsequent events through March 18, 2019, the date the financial statements were issued. Except for the dividends paid to shareholders as discussed in Note 14, the Company did not have any additional material events occur after the balance sheet date.

Safe Auto Insurance Group, Inc. and Subsidiaries
Supplemental Schedules to December 31, 2018 and 2017 Consolidated Financial Statements

Supplemental Schedules

Safe Auto Insurance Group, Inc. and Subsidiaries
Supplemental Schedule I to December 31, 2018 and 2017 Consolidated Financial Statements

SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES
As of December 31, 2018
(Dollars in thousands)

	Amortized Cost	Fair Value	Amount Carried in Balance Sheet
Fixed maturities:
Bonds and notes:
U.S. Treasury and agencies	$3,248	$3,252	$3,252
States and political subdivisions	59,189	60,490	60,490
Foreign governments	1,999	1,991	1,991
Corporate bonds	43,772	43,555	43,555
Commercial mortgage-backed securities	17,192	17,011	17,011
Residential mortgage-backed securities	54,521	53,283	53,283
Other loan-backed and structured securities	40,183	40,065	40,065
Total fixed maturities	220,104	219,647	219,647
Equity securities:
Common stocks	2,699	2,615	2,615
Exchange-traded funds	22,904	31,973	31,973
Total equity securities	25,603	34,588	34,588
Total available-for-sale investments	$245,707	$254,235	$254,235

See accompanying report of independent registered public accounting firm.

SCHI - 1

Safe Auto Insurance Group, Inc. and Subsidiaries
Supplemental Schedule II to December 31, 2018 and 2017 Consolidated Financial Statements

CONDENSED PARENT COMPANY BALANCE SHEETS
(Dollars in thousands)

	December 31,
	2018	2017
ASSETS
Investment in subsidiaries*	$157,648	$165,479
Equity securities at fair value (Cost: $24,914 and $27,937, respectively)	33,898	41,260
Equity method investments in limited partnerships and limited liability companies	5,303	—
Cash and cash equivalents	34,319	7,423
Accrued investment income	93	88
Property and equipment, net	870	900
Deferred income tax assets, net	2,710	948
Income tax receivable	440	1,866
Other assets	1,405	—
Total assets	$236,686	$217,964

LIABILITIES AND SHAREHOLDERS’ EQUITY
Due to subsidiaries*	3,909	4,934
Accounts payable and accrued expenses	13,916	7,121
Dividends payable	21,591	—
Debt	13,169	13,155
Total liabilities	52,585	25,210

Commitments and contingencies

Shareholders’ equity:
Common shares, voting	—	—
Common shares, non-voting	—	—
Treasury stock	(16,459)	(16,186)
Additional paid-in capital	7,400	7,400
Retained earnings	186,423	187,862
Accumulated other comprehensive income	6,737	13,678
Total shareholders’ equity	184,101	192,754
Total liabilities and shareholders’ equity	$236,686	$217,964
*	Eliminated in consolidation when presented in the consolidated financial statements.

See accompanying report of independent registered public accounting firm. See accompanying notes to financial statements.

SCHII - 1

Safe Auto Insurance Group, Inc. and Subsidiaries
Supplemental Schedule II to December 31, 2018 and 2017 Consolidated Financial Statements

CONDENSED PARENT COMPANY STATEMENTS OF INCOME
For the years ended December 31, 2018 and 2017
(Dollars in thousands)

	2018	2017
Dividend income from subsidiaries*	$54,323	$50,574
Change in equity of subsidiaries*	(28,691)	(27,681)
Net investment income	1,266	271
Net realized gains on sales of investments	519	30
Total revenues	27,417	23,194

Other expenses	7,926	4,631
Interest expense	796	666
Total expenses	8,722	5,297
Income before income taxes	18,695	17,897
Income tax benefit	1,457	1,116
Net income	$20,152	$19,013
*	Eliminated in consolidation when presented in the consolidated financial statements.

See accompanying report of independent registered public accounting firm. See accompanying notes to financial statements.

SCHII - 2

Safe Auto Insurance Group, Inc. and Subsidiaries
Supplemental Schedule II to December 31, 2018 and 2017 Consolidated Financial Statements

CONDENSED PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2018 and 2017
(Dollars in thousands)

	2018	2017
Net income	$20,152	$19,013
Other comprehensive income, net of tax:
Net unrealized holding gains (loss) on investments:
Unrealized holding gains (loss) arising during the year, net of tax (benefit) of $(1,404) and $2,746	(5,280)	5,101
Reclassification adjustments for gains realized in net income, net of tax of ($442) and ($797)	(1,661)	(1,482)
Total net unrealized holding gains (loss) on investments	(6,941)	3,619
Comprehensive income	$13,211	$22,632

See accompanying report of independent registered public accounting firm. See accompanying notes to financial statements.

SCHII - 3

Safe Auto Insurance Group, Inc. and Subsidiaries
Supplemental Schedule II to December 31, 2018 and 2017 Consolidated Financial Statements

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017
(Dollars in thousands)

	2018	2017
Operating activities
Net income	$20,152	$19,013
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized gains on investments	(519)	(30)
Depreciation and amortization	44	44
Change in equity of subsidiaries*	28,691	(15,203)
Deferred income tax benefit	(1,050)	(352)
Equity impact on LPs and LLCs	(303)	—
Non-cash compensation expense	2,128	2,207
Changes in operating assets and liabilities
Other assets	(1,405)	—
Federal income tax recoverable, net	1,427	(3,618)
Accrued investment income	(5)	(88)
Accounts payable and accrued expenses	4,667	495
Change in intercompany payables, net*	(1,025)	9,036
Net cash provided by operating activities	52,802	11,504

Investing activities
Proceeds from sales of equity securities available-for-sale	5,629	5,013
Purchase of equity securities available-for-sale	(1,137)	(491)
Investment in LPs and LLCs	(5,000)	—
Investment in subsidiaries*	(25,125)	(7,300)
Net cash used in investing activities	(25,633)	(2,778)

Financing activities
Purchase of treasury stock	(273)	(230)
Sale of treasury stock	—	99
Dividends to shareholders	—	(4,633)
Net cash used in financing activities	(273)	(4,764)

Net increase in cash and cash equivalents	26,896	3,962
Cash and cash equivalents at beginning of year	7,423	3,461
Cash and cash equivalents at end of year	$34,319	$7,423

Supplemental disclosures of cash flow information:
Cash paid for interest	788	$666
Cash paid for income taxes	3,200	10,594
Non-cash transfer of equity securities from subsidiary to parent	—	42,885
*	Eliminated in consolidation when presented in the consolidated financial statements.

See accompanying report of independent registered public accounting firm. See accompanying notes to financial statements.

SCHII - 4

Notes to Condensed Financial Statements

The condensed financial statements of Safe Auto Insurance Group, Inc. (Parent) should be read in conjunction with the consolidated financial statements and notes thereto in the Registration Statement, which is included in the Index to Audited Consolidated Financial Statements.

Note 1. Income Taxes — See Note 7 - Income Taxes in the consolidated financial statements.

Note 2. Debt — See Note 8 - Debt in the consolidated financial statements.

Note 3. Other Comprehensive Income — On the condensed Statement of Comprehensive Income, other comprehensive income represents activity of the subsidiaries of Safe Auto Insurance Group, Inc. and includes net unrealized gains (losses) on securities.

Note 4. Dividends — See Note 12 - Statutory Financial Information in the consolidated financial statements.

SCHII - 5

Safe Auto Insurance Group, Inc. and Subsidiaries
Supplemental Schedule III to December 31, 2018 and 2017 Consolidated Financial Statements

SUPPLEMENTARY INSURANCE INFORMATION
For the years ended December 31, 2018 and 2017
(Dollars in thousands)

For the Year Ended December 31, 2018
	Premiums Earned	Premiums Written	Other Income	Net Investment Income	Losses and Loss Adjustment Expenses	Amortization of Deferred Policy Acquisition Costs	Other Insurance Expenses	Deferred Policy Acquisition Costs	Loss and Loss Adjustment Expense Reserves	Unearned Premiums
Property & Casualty Insurance	$377,940	$379,933	$14,761	$8,892	$251,734	$25,226	$126,580	$4,543	$129,488	$94,031
Total	$377,940	$379,933	$14,761	$8,892	$251,734	$25,226	$126,580	$4,543	$129,488	$94,031
For the Year Ended December 31, 2017
	Premiums Earned	Premiums Written	Other Income	Net Investment Income	Losses and Loss Adjustment Expenses	Amortization of Deferred Policy Acquisition Costs	Other Insurance Expenses	Deferred Policy Acquisition Costs	Loss and Loss Adjustment Expense Reserves	Unearned Premiums
Property & Casualty Insurance	$338,626	$351,174	$18,265	$9,247	$234,433	$24,229	$109,473	$4,757	$122,053	$92,038
Total	$338,626	$351,174	$18,265	$9,247	$234,433	$24,229	$109,473	$4,757	$122,053	$92,038

See accompanying report of independent registered public accounting firm.

SCHIII - 1

Safe Auto Insurance Group, Inc. and Subsidiaries
Supplemental Schedule IV to December 31, 2018 and 2017 Consolidated Financial Statements

REINSURANCE SCHEDULE
For the years ended December 31, 2018 and 2017
(Dollars in thousands)

	Gross Premiums Earned	Ceded to Other Companies	Assumed from Other Companies	Net Premiums Earned	Percentage of Amount Assumed to Net
Property and liability insurance - December 31, 2018	$377,995	$55	$—	$377,940	0.0%
Property and liability insurance - December 31, 2017	$338,596	$48	$78	$338,626	0.0%

See accompanying report of independent registered public accounting firm.

SCHIV - 1

Safe Auto Insurance Group, Inc. and Subsidiaries
Supplemental Schedule V to December 31, 2018 and 2017 Consolidated Financial Statements

VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2018 and 2017
(Dollars in thousands)

	2018	2017
Allowance for doubtful accounts:
Beginning balance, January 1	$2,178	$1,593
Additions charged to costs and expenses	7,360	7,531
Deductions	7,105	6,946
Ending balance, December 31	$2,433	$2,178

See accompanying report of independent registered public accounting firm.

SCHV - 1

Safe Auto Insurance Group, Inc. and Subsidiaries
Supplemental Schedule VI to December 31, 2018 and 2017 Consolidated Financial Statements

SUPPLEMENTAL INFORMATION CONCERNING PROPERTY CASUALTY INSURANCE OPERATIONS
For the years ended December 31, 2018 and 2017
(Dollars in thousands)

	2018	2017
Deferred policy acquisitions costs	$4,543	$4,757

Reserves for unpaid claims and claim adjustment expenses	$129,488	$122,053

Reserve discount deducted	$—	$—

Gross unearned premiums	$94,031	$92,038

Premiums earned	$377,940	$338,626

Investment income, net of expenses	$8,892	$9,247

Loss and loss expenses incurred related to current accident year	$253,587	$231,889

Loss and loss expenses incurred related to prior accident years	$(1,853)	$2,544

Amortization of deferred policy acquisition costs	$25,226	$24,229

Paid loss and loss expenses	$244,299	$237,106

Net premiums written	$379,933	$351,174

See accompanying report of independent registered public accounting firm.

SCHVI - 1

Through and including                   ,      (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

          Shares

Safe Auto Insurance Group, Inc.

Common Shares

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

BofA Merrill Lynch
Deutsche Bank Securities

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the registrant expected to be incurred in connection with the issuance and distribution of the common shares being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority, Inc. (“FINRA”) and Nasdaq Global Select Market (the “Nasdaq”).

SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Fees and expenses of transfer agent and registrar		*
Fees and expenses of counsels		*
Fees and expenses of accountants		*
Blue sky fees and expenses		*
Printing fees and expenses		*
Miscellaneous expenses		*
Total	$	*
*	To be provided by amendment.
ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Ohio Revised Code expressly authorizes and our amended and restated regulations provides for indemnification by us of any person who, because such person is or was a director, officer or employee of our Company, was or is a party, or is threatened to be made a party to:

•	any threatened, pending or completed civil action, suit or proceeding;
•	any threatened, pending or completed criminal action, suit or proceeding;
•	any threatened, pending or completed administrative action or proceeding;
•	any threatened, pending or completed investigative action or proceeding.

The indemnification will be for actual and reasonable expenses, including attorney’s fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio Revised Code. We have been informed that in the opinion of the SEC, the indemnification of directors, officers or persons controlling the company for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. The company and its directors, officers and/or controlling persons will be governed by the final adjudication of such issue. The company will not be required to seek the court’s determination if, in the opinion of the company’s counsel, the matter has been settled by controlling precedent.

However, the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted.

In addition, we intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under the Ohio Revised Code against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated articles of incorporation, our amended and restated regulations, agreement, vote of shareholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification of us, the selling shareholders and our directors and officers by the underwriters, and by us and the selling shareholders of the underwriters, against certain liabilities in connection with this offering.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

The following list sets forth information regarding all securities sold or issued by the registrant in the three years preceding the date of this registration statement. No underwriters were involved in these sales. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares. In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. The securities issued pursuant to the transactions described below are uncertificated and subject to contractual restrictions on transfer pursuant to the terms of the Safe Auto Insurance Group, Inc. 2013 Stock Incentive Plan and the Safe Auto Insurance Group, Inc. Amended and Restated 2013 Stock Incentive Plan (collectively, the “2013 Plan”).

1.	On September 30, 2016, two of our employees exercised options granted under the 2013 Plan to purchase an aggregate of 172.8 non-voting common shares for an aggregate purchase price of $793,224.43. Such purchase price was funded by the simultaneous repurchase by us of a corresponding amount of 172.8 non-voting common shares from the two employees.
2.	On March 9, 2017, one of our employees exercised options granted under the 2013 Plan to purchase 7 non-voting common shares for an aggregate purchase price of $31,836. Such purchase was funded by the simultaneous repurchase by us of a corresponding amount of 7 non-voting common shares from the employee.
3.	On March 9, 2017, we also granted RSUs under the 2013 Plan to one of our employees for 3 non-voting common shares. On May 1, 2017, the estate of that same employee exercised options granted under the 2013 Plan to purchase 7 non-voting common shares for an aggregate purchase price of $36,911. Such purchase was funded by the simultaneous repurchase by us of a corresponding amount of 7 non-voting common shares from the estate of the employee.

The offers, sales and issuances of the securities described in (1) through (3) above were deemed to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon Rule 701 in that the transactions were undertaken under compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. See the financial statement schedules listed in the index to our consolidated financial statements, which are incorporated by reference as if fully set forth herein.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates, or evidence of uncertificated securities, in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

•	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
•	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Articles of Incorporation of Safe Auto Insurance Group, Inc.*
3.2	Form of Amended and Restated Regulations of Safe Auto Insurance Group, Inc.*
4.1	Indenture, dated as of May 12, 2004, between Safe Auto Insurance Group, Inc. (formerly Safe Auto Group, Inc.) and U.S. Bank National Association, as trustee*
5.1	Opinion of *
10.1	Form of Registration Rights Agreement*
10.2	Form of Director Nomination Agreement*
10.3	Form of Indemnification Agreement between Safe Auto Insurance Group, Inc. and each of its directors and executive officers*
10.4	Safe Auto Insurance Group, Inc. 2019 Omnibus Incentive Plan*†
10.5	Employment Agreement, dated , between Safe Auto Insurance Group, Inc. and Ronald H. Davies†*
16.1	Letter from Johnson Lambert LLP, dated , , regarding change in accountant*
21.1	Subsidiaries of the Registrant*
23.1	Consent of Deloitte & Touche LLP*
23.2	Consent of (included as part of Exhibit 5.1)*
23.3	Consent of Research Now ISS*
24.1	Power of Attorney (included in signature pages of this Registration Statement)*
*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the       day of                ,       .

SAFE AUTO INSURANCE GROUP, INC.

By:
	Name:	Ronald H. Davies
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints             , and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the                day of                ,       .

Signature	Title

President and Chief Executive Officer (principal executive officer)
Ronald H. Davies

Chief Financial Officer (principal financial and accounting officer)
Gregory A. Sutton

Chairman of the Board of Directors
Ari Deshe

Vice Chairman of the Board of Directors
Jon P. Diamond

Director
Elie Deshe

Director
Gabriel Gliksberg

Director
William Graves

Director
Oded Gur-Arie

Director
Karen Morrison